UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 February 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 18 February 2021
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer

Media Release
Reviewed Results
Year ended 31 December 2020

SALIENT FEATURES
US$631
million*
cash inflow
US$868
million
mine cash flow
2.236
million
ounces of
attributable gold production
US$1,079
per ounce of
all-in cost
US$977**
per ounce of
all-in sustaining costs

*After all capital expenditure, exploration and project expenses at Salares Norte.
**Revised interpretation guidance (World Gold Council).
STATEMENT BY NICK HOLLAND,
CHIEF EXECUTIVE OFFICER
As I write my final quarterly message as the CEO of Gold Fields (my
52
nd
report), I reflect on the most unusual year we have experienced.
The COVID-19 pandemic has changed life as we knew it, but we have adapted to what appears to be a new normal. Our teams around the world have done an incredible job of prioritising the health and safety of our employees.
Despite the challenges and disruptions experienced during the past
12 months, the integrity of our operations has been maintained while putting our people first. Overall, Gold Fields has delivered a strong set of results for 2020, with production and costs both within the revised guidance. The impact of COVID-19 on the operations was limited to less than 100koz (Cerro Corona and South Deep). Normalising the production for this, the Group would have exceeded the original guidance.
Some of the operational highlights for the year include:
•  Delivery at Damang – in line with previous guidance, Damang had a strong H2 2020 as it moved into the heart of the main orebody. Damang is expected to have a good couple years ahead as it delivers on the cutback.
•   •Gruyere – The mine is starting to hit its targets and we expect a strong performance in 2021. The JV partners are now starting to think about long term potential beyond the current reserve life.
•  South Deep – The mine has shown continuous improvement through
2020 and the team now has a good handle on the operation and the different activities in the mining value chain. Had it not been for the
COVID-19 disruptions, the mine would have exceeded its original production guidance. For 2021, we expect a strong increase in production (+27%) to 290koz. Looking ahead, we are reasonably confident that we can add another 20-30% over the coming years
(3 – 4 years).
•  Salares Norte – Construction activities were relatively unaffected by
COVID-19 and the project remained largely on schedule. Both mining and construction of the plant commenced in January 2021.
•  Tarkwa – Our exploration activities are starting to bear fruit, with exciting future prospects.
While 2021 is set to be another strong year for Gold Fields, we must be cautious of the ongoing impact of COVID-19. Many countries around the world are undergoing second waves of the virus and it is difficult to predict how long these will persist. However, there is much hope placed on the vaccines that are currently being rolled out. Over the coming weeks and months, we will develop strategies on how we can make these vaccines available to our people as soon as is practical. We are working with Governments, industry forums and advisors on the best solution for vaccine rollouts. We are starting to assess the impact on the business, operationally and on our people, of a more prolonged pandemic.
COVID-19 update
The COVID-19 pandemic continues to challenge our lives and our business in many ways and is set to continue to do so in the coming months. The so-called second wave of COVID-19 infections, which started in late 2020, has taken a terrible toll at Gold Fields. As at 15 February 2021, nine of our employees or contractors have passed away as a result of their COVID-19 infections, eight of them at South Deep. In addition, one executive at
Galiano Gold, our JV partners in the Asanko mine in Ghana, died after contracting the virus. These are tragic losses and our heartfelt condolences go out to the family members, friends and colleagues of these men. So far we have had a total of 2,705 positive cases in the Group, of which 170 are currently active with 5 receiving care in hospitals.
The large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru,
Ghana and South Africa. The situation is exacerbated in South Africa by the high number of migrant workers from rural areas and neighbouring countries, where the virus often remains undetected. There have been no cases to date at our Australian mines.
Amid the so-called second wave of infections we have further strengthened our efforts to protect our workforce and assist our communities and governments in mitigating the impact of the pandemic. During 2020 our operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities.
A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic.
We continue to implement comprehensive testing at our operations, strictly apply all government protocols and regulations, and enforce social distancing, sanitisation and other measures to curb the spread of the virus. Remote working and travel restrictions also remain in place, while we actively communicate and educate our workers and community members on the pandemic and how to fight it.

JOHANNESBURG. 18 February 2021: Gold Fields Limited (NYSE & JSE: GFI) announced normalised profit for year ended
31 December 2020 of US$879m (US$1.00 per share). This compared with normalised profit of US$343m (US$0.42 per share) for the year ended 31 December 2019.
A final dividend number 93 of 320 SA cents per share (gross) is payable on 15 March 2021, giving a total dividend for the year ended 31 December 2020 of 480 SA cents per share (gross).

Gold Fields Results
2020

The table below provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates and other data.
COVID-19 report (as at 15 February 2021)
Total
Tested
71,482
Positive
2,705
Negative
68,621
Awaiting results*
156
Active cases*
155
Hospitalised*
5
Recovered
2,541
Died
9
* Note: “Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
Numbers exclude Asanko/Galiano
2020 in review
Regrettably, we had one fatality during 2020 at our South Deep mine.
Abel Magajane, a shaft timberman, died after an underground mining incident on 3 June 2020. In addition, the total recordable injury frequency rate (TRIFR) for the Group regressed and the number of serious injuries increased in 2020. Our goal remains no fatalities or serious injuries and we have redoubled our safety efforts in the light of these setbacks. Gold
Fields recorded no Level 3 – 5 environmental incidents for 2020, as was the case for 2019.
Attributable gold equivalent production for 2020 was 2,236koz, a 2%
increase YoY (FY2019: 2,195koz), within the revised guidance range of
2,200-2,250koz. Original guidance of 2.275Moz – 2.315Moz was revised in May 2020 to account for the impact of COVID-19 on the operations, mainly South Deep and Cerro Corona.
AIC for 2020 was US$1,079/oz, marginally higher than 2019 (FY2019:
US$1,064/oz) and within the revised guidance range of US$1,070/oz –
US$1,090/oz. AISC for the year was US$977/oz (FY2019: US$897/oz), again within the revised guidance range of between US$960/oz and
US$980/oz.
Headline earnings for 2020 increased more than fourfold to US$729m or
US$0.83 per share (2019: US$163m or US$0.20 per share). Normalised earnings for the year more than doubled to US$879m or US$1.00 per share (2019: US$343m or US$0.42 per share).
In line with our dividend policy of paying out 25% to 35% of normalised earnings as dividends, we declared a final dividend of 320 SA cents per share. This takes the total dividend declared for the year to 480 SA cents per share (FY2019: 160 SA cents per share).
A combination of strong operational performance and an increase in the gold price drove a significant increase in cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares of US$631m from US$249m generated during 2019. Mine cash flow for the year, which excludes project capital, was US$868m, compared to US$552m in 2019.
During 2020, there was a significant decrease in the net debt, ending the year at US$1.069bn and a net debt to EBITDA ratio of 0.56x. This compares with a net debt balance of US$1.664bn and a net debt to
EBITDA ratio of 1.29x at the end of December 2019. Excluding lease liabilities, the core net debt was US$640m at the end of FY2020.
Regional overview
Ghana
Total production increased by 3% to 862koz in 2020 from 840koz in 2019, primarily driven by the continued build-up in production at Damang. As expected, Damang had a much improved H2 2020 as it moved into the heart of the main orebody. All-in costs increased by 2% to US$1,060/oz in 2020 from US$1,039/oz in 2019. The region produced net cash flow
(excluding Asanko) of US$252m in 2020 compared to US$174m in 2019.
Australia
Gold Fields’ Australian operations delivered another strong operational performance in 2020, once again surpassing the 1Moz annual production level. Gold production increased by 11% to 1,017koz from 914koz in 2019, with Gruyere contributing for the full year in 2020. All-in cost decreased by 2% to A$1,388/oz (US$957/oz) from A$1,418/oz (US$986/oz) in 2019.
The Australia region generated net cash inflow of US$498m (A$723m) in
2020, a more than threefold increase from the US$139m in 2019.
Peru
Cerro Corona was the operation in the group that was most impacted by COVID-19 from a production perspective. Equivalent gold production decreased by 29% to 207.1koz from 292.7koz in 2019, mainly due to the COVID-19 related disruptions and the lower copper price.
Consequently, total all-in costs per equivalent ounce increased by 38%
to US$1,119 per equivalent ounce from US$810 per equivalent ounce in 2019. Despite the challenges, Cerro Corona generated net cash of
US$84m, which is more or less the same as 2019.
South Africa
South Deep was the other operation that was materially impacted by COVID-19. Most of the impact was during H1 2020, with the mine recovering well in H2 2020. Gold production at South Deep increased by 2% to 7,056kg (226.9koz) from 6,907kg (222.1koz) in 2019, which was marginally ahead of revised guidance of 7,000kg. Total all-in cost increased by 13% to R663,635/kg (US$1,260/oz) from R585,482/kg
(US$1,259/oz) in 2019, primarily due to the increase in sustaining capital during 2020 (as guided).
Encouragingly, South Deep generated net cash of US$34m (R558m) in
2020, more than double that generated in 2019.
Update on Salares Norte
Construction activities at Salares Norte were relatively unaffected by the COVID-19 pandemic during 2020 and the project remained largely on schedule. US$151m was spent on Salares Norte in 2020, including district exploration of US$30m, initial capex of US$97m and prepayments accounting for the majority of the balance. At the end of
December 2020, engineering progress was 97.2% complete, ahead of the planned 90.0%.
At 31 December 2020, construction progress stood at 15.6% vs. plan of 9.9%, contributing towards total project progress of 27.0% coming in slightly ahead of plan of 24.4%. Camp Phase I construction was completed during Q3 2020 while Phase II construction was three months ahead of schedule at year-end. The mass earthworks contract was awarded at the end of May, with the contractor commencing activities on 21 September and completing the diversion channel earthworks and precast installation by year-end. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. Pre stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project’s construction schedule.
At the end of December 87% of the project Estimate at Completion
(EAC) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.
Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive district-wide exploration within a
20km radius of the plant site. During 2020, a total of 17,504 district exploration metres were drilled, focusing on the Horizonte Project, while more work was also done on step-out potential at Agua Amarga North and Brecha West targets near the Salares Norte project.
Chakana
During February 2021, Gold Fields increased its strategic shareholding in Canadian listed, Chakana Copper Corp. from 16.8% to 19.99% for
C$2.9m (~US$2.3m) through its participating in a wider private placement equity capital raise by that company. Chakana Copper Corp. is currently advancing the prospective Soledad copper-gold-silver project located in the Ancash region of Peru. The proceeds of the raise will be used for the accelerated exploration and development of the high-grade project.

Gold Fields Results
2020

Since restarting its 15,000m Phase 3 drill program on 15 August 2020,
Chakana has announced three new discoveries at Paloma East, Paloma
West, and at the Huancarama Breccia Complex where drilling is ongoing.
We continue to see Peru as a prospective region given the paucity of exploration in the highly prospective Andean belt.
Regulus resources
Gold Fields optioned certain of its green fields exploration claims in the
Cerro Corona mine district to Canadian listed, Regulus Resources Inc.
during February 2021. The agreement grants Regulus the right to procure a 60% joint venture interest in Gold Fields’ claims upon successful completion of US$3.5m exploration expenditure within a 3-year period, with Gold Fields retaining a 40% joint venture interest.
Gold Fields retains a discretionary right to subsequently increase its joint venture interest to a controlling 60% and reduce Regulus’ position to 40%
for a cash payment of US$7.5m and US$5m in exploration commitments over a further 5-year period. A successful claw back also grants Gold
Fields the right to direct that any ore mined from the joint venture be processed at its nearby Cerro Corona facilities.
The arrangement allows Gold Fields the flexibility to maintain operational focus within the Cerro Corona mine footprint, whilst opening the exploration search space for additional ore sources in partnership with
Regulus who will be exploring the properties as part of its pre-existing focus on its copper-gold Anatakori project immediately bordering our district exploration claims. Gold Fields will monitor earn-in exploration progress through its participation in a joint technical Advisory Committee and will assess its claw back in future as appropriate.
Mineral reserves and mineral resources
In 2020, the Group had another good year with regards to reserve and resource replacement. Some of the significant developments, include:
Group Resources increased 1% YoY, post depletion
•    South Deep resources increased 4% due to lower cut-off grades (COG)
(NoW area 3.4 to 3.0g/t and SoW area 3.8 to 3.3g/t) and geology model updates.
•    Australia resources increased 5%, with Agnew and St Ives increasing by 26% and 13%,respectively.
Group Reserves increased 2% YoY, post depletion
•    Australia reserves increased 8% YoY, with Agnew and St Ives increasing
19% and 17%, respectively.
•    South Deep had a 6% increase due primarily to lower COG and updated mine design and schedule.
believe that the reserves and resources attributable to Asanko are material to the reserves and resources of the Gold Fields group taken as a whole. Gold Fields will assess the work when it is completed by
Galliano in order to determine whether in its view, an updated reserve and resource can be reported in H2 2021 or at the end of the year in accordance with its normal reporting cycle.
ESG priorities
In recent years, successful management of environmental, social and governance (ESG) issues has become a critical consideration for our stakeholders. These stakeholders, particularly investors, are increasingly expecting that the impact and management of ESG issues is disclosed transparently and fully aligned with the strategy of the business.
Our ESG priorities are associated with wide-ranging objectives and strategic intents outlined in the table below. These high-level priorities and goals will be incorporated in an ESG Charter with detailed 2025 targets to be released later this year.
Year ended
Managed
Attributable
December 2020
Gold equivalent resources
Moz
149.1
116.0
Gold equivalent reserves
Moz
56.1
52.1
December 2019
Gold equivalent resources
Moz
148.7
115.7
Gold equivalent reserves
Moz
55.2
51.3
As at end-2020, 20.5Moz of Gold Fields’ attributable gold equivalent
Reserves (excluding Gold Fields’ 45% interest in the Asanko Gold Mine)
were outside South Africa, representing 39% of the Group’s Reserve base.
Our 2020 Reserve and Resource declaration excludes our 45% in the
Asanko JV but is included in the 2019 estimates.
Our JV partner, Galiano, has informed Gold Fields that an updated
Mineral Resource and Reserve Estimate is expected to be released in H2 2021 for Asanko. The Mineral Resource and Reserve Estimate
is expected to incorporate new exploration and infill drilling, updated modifying factors, and updated geological modelling. As a result, Gold
Fields is not in a position to provide a reserve and resource estimate for
Asanko as at 31 December 2020. Gold Fields has excluded reserve and resource estimates for Asanko at this time. Gold Fields does not
Gold Fields again placed the top South African and fourth best mining company, among 75 surveyed, in the annual Dow Jones Sustainability
Index (DJSI), behind Teck, Newmont and Anglo American. Gold Fields has consistently achieved a Top 5 metals and mining ranking in the
DJSI since it started participating in 2011.
Strategic
Priorities
Objectives
Strategic Intents
Partnering to ensure
the safety, health
and well-being of
our workforce and
alleviating such
impacts on our
communities
Elimination of
fatalities, serious
injuries, illnesses
and mental harm that
could arise from our
mining activities
1.   Eliminate fatalities.
2.   Eliminate vehicular incidents
by implementing advanced
collision avoidance
technologies.
3.   Significantly reduce
underground exposure to
diesel particulate matter.
4.   Minimise health and
environmental impacts on our
host communities.
Build a diverse and
inclusive workplace
Increase the
proportion of women
and Indigenous
people in our
workforce
5.   Increase the proportion of
women in our workforce,
including women in
leadership and women in
mining in all our operating
regions.
Unlocking business,
community and
stakeholder value
Maximise in-country
and host community
employment and
procurement
6.   Maximise Group host
community employment.
7.   Maximise Group host
community procurement
spend.
8.   Maximise Group in-country
procurement.
Pursuing
decarbonisation and
building resilience to
climate change in line
with our commitment
to the Paris
Agreement on Climate
Change
Reduce carbon
emissions, freshwater
use and exposure
to climate-related
risks to operations,
stakeholders and the
environment
9.   Continue pursuing carbon
emissions reductions at all
our operations.
10. Increase Group renewable
energy use and include at
least 20% renewables in all
new projects.
11. Introduce electric vehicles in
our underground operations.
12. Reduce fresh water use
and optimise Group water
recycling and reuse levels.
Full compliance with
the 2020 Global
Industry Standard on
Tailings Management
(GISTM)
Safe and responsible
tailings management
13. Achieve and maintain
compliance with the GISTM
as committed to by ICMM
members.

Gold Fields Results
2020

Outlook and 2021 guidance
As previously guided, 2021 is going to be a big capital expenditure year for Gold Fields, given the peak spending at Salares Norte as well as the increase in sustainable capex for the Group. This increase in sustaining capex will enable us to spend on key projects that will allow us to sustain our production base of 2.00Moz to 2.50Moz for the next 8-10 years.
The COVID-19 pandemic is expected to continue to impact our lives and businesses in 2021, with many parts of the world experiencing second waves. The effective roll-out of the vaccine creates additional uncertainty.
For 2021, attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between
US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at
Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz.
The exchange rates used for our 2021 guidance are: R/US$15.50 and
US$/A$0.75.
Total capex for the Group for the year is expected to be US$1.177bn.
Sustaining capital is expected to be US$538m, with non-sustaining capex expected to be US$639m. The largest component of the capex budget for the year is Salares Norte, with the US$508m expected to be spent. We expect Salares Norte to be at 70% completion by the end of 2021.
The other increases are driven by specific projects at some of our core operations. These include the development of a second decline at the
Wallaby Underground mine at Granny Smith (A$51m), plant modifications and increased development at Agnew to enhance the longer-term outlook
(A$38m), and finally increased new mine development, tailings facility expansion and underground infrastructure expenditure at South Deep
(US$22m).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
Succession
As has been announced, Chris Griffith will be taking over from me as CEO on 1 April. I feel that I am leaving the business in a healthy position with a strong executive committee in place and an accomplished successor taking the reins.
I would like to take this opportunity to thank the Board, the Executive team and all the people at Gold Fields for their dedication and commitment through all my years at the company. Each and every one of you has been an important part of the success of Gold Fields.
Yours in health and safety

Nick Holland
Chief Executive Officer
18 February 2021

Gold Fields Results
2020

Figures in millions unless otherwise stated
December
2020
September
2020
December
2019
December
2020
December
2019
KEY STATISTICS
United States Dollars
Quarter
Year ended
Gold produced*
oz (000)
593
557
590
2,236
2,195
Tonnes milled/treated
000
10,700
10,433
10,519
42,706
38,342
Revenue (excluding Asanko)
US$/oz
1,866
1,921
1,482
1,768
1,388
Cost of sales before gold inventory change
and amortisation and depreciation (excluding
Asanko) US$/tonne
40
41
39
39
41
All-in sustaining costs
#
US$/oz
971
964
864
977
897
Total all-in cost
#
US$/oz
1,113
1,070
974
1,079
1,064
Net debt
US$m
1,069
1,159
1,664
1,069
1,664
Net debt (excluding lease liabilities)
US$m
640
796
1,331
640
1,331
Net debt to EBITDA ratio
0.56
0.68
1.29
0.56
1.29
Cash flow from operating activities less
net capital expenditure, environmental
payments, lease payments and
redemption of Asanko preference shares
US$m
631
249
Profit attributable to owners of the parent
US$m
723.0
161.6
Profit per share attributable to owners of
the parent
US c.p.s.
82
20
Headline earnings attributable to owners
of the parent
US$m
729.3
162.7
Headline earnings per share attributable
to owners of the parent
US c.p.s.
83
20
Normalised profit attributable to owners of
the parent
US$m
878.8
343.4
Normalised profit per share attributable to
owners of the parent
US c.p.s.
100
42
* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
#
Refer to pages 33 and 34.
At 31 December 2020, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.67%), Cerro Corona in Peru (99.5%), Gruyere
JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.
Pro forma financial information
This media release contains certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020, these measures constitute pro-forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present
Gold Fields’ financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.
The key non-IFRS measures used include normalised profit, net debt, adjusted EBITDA, free cash flow margin, cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares, all-in sustaining and total all-in costs.
The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.
This pro-forma financial information has been reported on by the Group’s auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant’s report thereon is available for inspection at the Company’s registered address.

STOCK DATA FOR THE YEAR ENDED DECEMBER 2020
Number of shares in issue
NYSE – (GFI)
– at 31 December 2020
883,333,518
Range – Year
US$4.00 – US$14.54
– average for the year
878,661,474
Average Volume – Year
7,556,679 shares/day
Free float
100 per cent
JSE LIMITED – (GFI)
ADR ratio
1:1
Range – Year
ZAR63.97 – ZAR255.69
Bloomberg/Reuters
GFISJ/GFLJ.J
Average volume – Year
3,951,270 shares/day

Gold Fields Results
2020

CERTAIN FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•    changes in the market price of gold, and to a lesser extent copper and silver;
•    material changes in the value of Rand and non-U.S. dollar currencies;
•    difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
•    the ability of the Group to comply with requirements that it provide benefits to affected communities;
•    the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•    court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•    the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•    the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•    the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
•    changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•    supply chain shortages and increases in the prices of production imports;
•    changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•    the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•    loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
•    power cost increases as well as power stoppages, fluctuations and usage constraints;
•    regulation of greenhouse gas emissions and climate change;
•    high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•    the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•    the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•    the occurrence of future acid mine drainage related pollution;
•    geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•    economic, political or social instability in the countries where Gold Fields operates;
•    downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•    reliance on outside contractors to conduct some of its operations;
•    ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•    the inability to modernise operations and remain competitive within the mining industry;
•    the effects of regional re-watering at South Deep;
•    the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•    actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•    the occurrence of labour disruptions and industrial actions;
•    the adequacy of the Group’s insurance coverage;
•    financial flexibility could be limited by South African exchange control regulations;
•    difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•    the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•    the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•    the identification of a material weakness in disclosure and internal controls over financial reporting;
•    difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•    liquidity risks in trading ordinary shares on JSE Limited;
•    Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•    shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields Results
2020

Year ended 31 December 2020 compared with year
ended 31 December 2019
Results for the Group
Safety
We reported in our H1 results the tragic death of Abel Magajane at
South Deep on 3 June 2020.
Regrettably, the total recordable injury frequency rate (TRIFR) for the
Group regressed and the number of serious injuries increased in 2020.
Our goal remains no fatalities or serious injuries and we have redoubled our safety efforts in the light of these setbacks. Despite the travel restrictions enforced by COVID-19, we continued to roll-out training of our Courageous Safety Leadership programme in all regions.
To further improve safety at our operations we have also started looking at implementing advanced collision avoidance technologies to eliminate vehicular incidents. In terms of health, our priority will be to reduce diesel particulate matter exposure underground through, among others, improved ventilation and exhaust filters, procurement of low-emission machinery, low sulphur fuel and continuing training and monitoring. We are also trialling electric vehicles in Australia. The latter initiative will also hold benefits in terms of reduced carbon emissions.
Year ended
Fatalities
1
1
TRIFR
1
2.40
2.19
Serious injuries
5
6
4
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/ number
of hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury.
The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.
5
A serious injury, as per the Gold Fields definition, is an injury that incurs 14 or more days lost and results in, among others, bone fractures, internal haemorrhage, head trauma, loss of limbs or part of limbs, permanent loss or permanent disfigurement.
Environmental
No Level 3 – 5 environmental incidents were reported for 2020, as was the case for 2019, while the number of Level 2 incidents reduced from
37 in 2019 to 11 in 2020. This is a critical achievement as it signals not only sound environmental stewardship, but also limited impact of our operations on neighbouring communities.
An inaugural Group-wide Environmental, Health and Safety (EHS)
Scorecard was launched during 2020. The EHS Scorecard includes both leading and lagging performance indicators to improve performance at an operational level. All operations met or exceeded their target of at least 80% compliance with the Scorecard.
Tailings management
The Global Industry Standard on Tailings Management (GISTM)
was launched on 5 August 2020 by the Principles for Responsible
Investment, the United Nations Environment Programme and the
International Council on Mining & Metals (ICMM). We and all other
ICMM members have committed that all tailings facilities with “Extreme”
or “Very high” consequence category ratings will be in conformance with the GISTM by 5 August 2023 and that all other tailings facilities that we operate that are not in a state of safe closure will be in conformance with the GISTM by 5 August 2025. Soon after the launch, we commenced a detailed site specific analysis of each TSF against the new standard to identify gaps and confirm our compliance roadmap.
Water management
Reducing fresh water usage and optimising Group water recycling/
reuse are key strategic intents for the company and we are making good progress on these. Fresh water withdrawal was 9.97 gigalitres
(GL) in 2020 compared with 14.2GL in 2019 mainly due to a decrease in water withdrawal at Tarkwa, South Deep and Cerro Corona. At Tarkwa,
process water is now reused for cooling at the power plant and for mixing explosives and some chemicals. At South Deep, treated sewage effluent is now utilised in the gold extraction process and the mine upgraded its potable water pipeline to reduce losses. At Cerro Corona, recycling/reuse increased due to lower rainfall during 2020 compared to
2019. Water recycled/reused was 71% of total water use in 2020, well ahead of the ICMM guidelines and higher than the 68% in 2019.
Gold Fields achieved an A ranking by the Carbon Disclosure Project
(CDP) NGO for its water reporting disclosure, one of only 106 high-
performing companies. This is the first time Gold Fields has achieved an
A ranking. Its ranking in previous years ranged from B to A-.
Energy management and climate change
Group energy spend was US$257m (16% of operating costs) in 2020 compared with US$300m (20% of operating costs) in 2019, driven mainly by lower fuel spend following the oil price decline in 2020.
Energy intensity was 5.6GJ/oz (2019: 5.7GJ/oz) and 72MJ/t processed
(2019: 66MJ/t). Total energy consumption during 2020 rose by 5% to
13,126 terajoules (TJ) (2019: 12,498TJ). Energy efficiency initiatives at our operations saved 1,085TJ. Initiatives included compressor and pumping optimisation at South Deep, haulage efficiencies at Gruyere, use of variable speed tailings pumps at Damang and fan optimisation at Granny Smith.
Despite higher total energy consumption, scope 1 and 2 CO
2
emissions
remained unchanged at 1.45 million tonnes in 2020, due to the commissioning of the renewable microgrids at Agnew and Granny
Smith. CO
2
emissions intensity increased 4% to 7.9kg CO   e/t mined
2
from the 7.7kg CO
2
e/t reported for 2019.
We will continue to pursue carbon emission reductions at all our operations, in part by continuing our successful roll-out of renewable energy projects. The Agnew microgrid is supplied power by 18MW wind turbines, 16MW gas turbines, 4MW solar and 14MWh battery energy storage system. Granny Smith has a 7MW solar power plant supplementing the gas power plant. During 2020, renewable electricity averaged 38% of total electricity supply at Agnew, 5% at Granny Smith,
8% for the Australia region and 3% of total Group electricity. These percentages are set to increase this year.
The Gruyere mine has also announced plans to add a 13MW solar farm and 4.4MW battery storage to its current gas engines. The microgrid is set to be up and running by end-2021. As part of the construction of our Salares Norte mine in Chile, which commenced in 2020, a 25.9MW hybrid energy solution, comprising a 9.9MW solar power plant and thermal power, will be installed.
Gold Fields continues to engage with the National Energy Regulator of
South Africa (NERSA) to finalise the regulatory process for the approval of a 40MW solar plant at its South Deep mine. A decision by the full
NERSA Board is expected over the next few weeks, after its electricity subcommittee recommended approval of the project in early February.
South Deep has requested and received a cost estimate letter from
South Africa’s national energy utility Eskom and has submitted the budgetary quote letter. Eskom will provide consent in line with NERSA requirements post a site meeting to be held in the coming weeks.
Gold Fields published its second climate change report for the 2019 financial year in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Gold Fields also included the Sustainability Accounting Standards Board (SASB) key
performance metrics in our non-financial data reporting for the first time.
Year ended
Environmental Incidents Level 3 – 5
—
—
Water recycled/reused (% of total)
71.4
68.0
Fresh water withdrawal (GL)
1
10.0
14.2
Energy consumption (PJ)
2
13.1
12.5
Energy intensity (MJ/t mined)
72.2
66.0
CO
2
emissions (kt)
3
1,454
1,456
CO
2
emissions intensity (kg CO   /t mined)
2
7.9
7.7
1
Relates to operations only.
2
Petajoules (1 PJ=1,000,000MJ).
3
CO    emissions comprise Scope 1 and 2 emissions   .
2
4
Environmental
2020
2019
Safety
2020
2019

Gold Fields Results
2020

Social
2020
2019
Social
Gold Fields continues to focus on maximising in-country and host community economic impact. The Group’s value distribution to national economies was US$2.849bn in 2020 compared with US$2.577bn in
2019. Gold Fields procurement from in-country suppliers, excluding corporate procurement spend, was US$1.779bn in 2020 (96% of total procurement).
Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The
Group host community workforce totalled 8,752 people – 53% of total workforce in 2020 (2019: 9,269 host community workforce, 55% of total workforce). Group host community procurement spend in 2020 was
US$536m – 29% of total spend compared with 34% spend in 2019.
The decrease was due to the impact of the COVID-19 pandemic and a change of mining contractor at Damang.
Gold Fields invested US$16.8m in socio-economic development (SED)
projects in our host communities in 2020, compared with US$21.0m in
2019. The reduction was due to project delays as a result of COVID-19 restrictions. The SED investments are funded through Gold Fields’
foundations, trusts and operations.
A key priority for Gold Fields is to build a diverse and inclusive workplace by increasing the participation of women and Indigenous People in our workforce. At the end of 2020 women comprised 20% of Gold Fields’
workforce, the same level as in 2019. Training spend for 2020 was
US$6.8m, compared with US$10.1m for 2019 (restated). Gold Fields was once again a constituent of the Bloomberg Gender-Equality Index for 2021.
Our first Report to Stakeholders was released in October last year, providing details of our relationships and value shared with our key stakeholders – employees, communities, shareholders and
governments.
we also continued to pay our SME suppliers during the shut-down.
Furthermore, our operations and employees have actively supported host communities and governments to assist their efforts in controlling the pandemic and assisting people in need. These donations totalled over US$3m across the Group.
Our management teams are dealing with the challenges of the pandemic extremely well, maintaining sustainable and profitable production while at the same time safeguarding the health and safety of their employees.
Key activities to ensure safe operations include:
•    Strict adherence to all government regulations/protocols;
•    Closure of offices and imposition of travel restrictions;
•    Standard operating procedures on return to work;
•    Social distancing, sanitisation and mask wearing mandatory;
•    Counselling and mental wellness support initiatives;
•    Regular communication to employees about COVID-19;
•    A dedicated COVID-19 information portal; and
•    Social media awareness and communication campaigns for
employees, communities and others.
In all our operating regions, except Australia, our operations have facilitated PCR tests for our employees and contractors, enabling us to quickly isolate and assist those affected.
Following are country reports on the impact of the pandemic and actions taken by our operations during 2020.
Peru
Impact on our workforce
Year ended

COVID-19 report
The COVID-19 pandemic continues to challenge our lives and our business in many ways and is set to continue to do so in the coming months. The so-called second wave of COVID-19 infections, which started in late 2020, has taken a terrible toll at Gold Fields. As at 15
February 2021, 9 of our employees or contractors have passed away as a result of their COVID-19 infections. In addition, Galiano Gold, our
JV partner in the Asanko gold mine in Ghana, reported one fatality. So far we’ve had a total of 2,705 positive cases in the Group, (excluding
Galiano), of which 155 are currently active with 5 receiving care in hospitals.
The financial and operational impacts of the pandemic on our Company are further discussed in the CEO Statement as well as the Group’s and mines’ financial results.
The large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru,
Ghana and South Africa. There have been no cases to date at our
Australian mines.
Since the start of the pandemic in March 2020, a Group Exco COVID-19
Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Support to employees and contractors, with particular attention to their health and wellness, have been a focus.
Regional and site committees have performed similar roles.
Combined the operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. Where our mines were forced to shut down or curtail their activities due to government regulations, we continued
to pay at least the monthly base pay for all employees, In South Africa
* Note: “Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 15 February 2021, we have had a total of 960 COVID-19 cases among employees and contractors at Gold Fields offices and sites. One employee sadly passed away after contracting the virus.
Mitigating actions
Peru has high rates of infections, which increased again in December, and while mining continues to be an essential industry, intra-provincial and international travel restrictions are, by and large, still operational.
Since the beginning of the COVID-19 pandemic, Gold Fields has implemented strict protocols to avoid and mitigate its impact on Gold
Fields personnel and contractors, both in the Lima office and at the
Cerro Corona mine in Peru and the Salares Norte project in Chile.
For Cerro Corona to be allowed to operate, the existing protocols require the full screening of incoming shift personnel before starting the shift change, as well as testing on site. These procedures apply to both
Gold Fields staff and contractors. Charter flights and exclusive buses have been in use since the beginning of the pandemic.
The Cerro Corona workforce has been configured to operate in small groups (working cells of 3 – 13 people) to minimise mixing, so that, in the event of a positive case at the site, contact tracing is more effective. Shift schedules have been modified to longer times on site to mitigate the impact of the 2
nd
wave of infections. When positive cases
are detected, they are isolated at a fully equipped quarantine facility on site. Workers have also been issued with COVID-19 prevention kits for their families. These actions were in addition to the hygiene protocols, sanitisation and other educational programmes introduced at the mine.
By end-January 2021, Gold Fields Peru has made almost US$1m in donations to communities and government organisations in the form of
PPE, sanitation campaigns in communities, food and medical supplies, etc. Cerro Corona has also sponsored educational programmes on local community radio.
COVID-19 report Peru (as at 15 February 2021)
Total
Tested
40,205
Positive
960
Negative
39,255
Awaiting results*
10
Active cases*
44
Hospitalised*
1
Recovered
915
Died
1
Host community procurement (% of total)
29
34
Host community workforce (% of total)
53
55
Socio-economic development spending (US$m)
16.8
21.0
Women in workforce (%)
20
20
Training spend (US$m)
6.8
10.1

Gold Fields Results
2020

Cost and production impact
Cerro Corona’s COVID-19 additional direct related costs in 2020 were US$14.5m. Additional costs include capex for new site facilities
US$5.7m, such as dining rooms and PCR testing facilities, PCR and serology tests and charter flights. The estimated production impact was a loss of 46,000oz, mostly during Q2 2020. We adjusted our original market guidance for 2020 accordingly in May.
Although at the beginning of the pandemic, provincial borders were closed, Cerro Corona engaged with the authorities to enable transport of concentrate to the Port of Salaverry. Since then vessels have been loaded uninterrupted with concentrate from the mine.
Chile
Impact on our workforce
COVID-19 report Chile (as at 15 February 2021)
Total
Tested
12,194
Positive
190
Negative
11,991
Awaiting results*
13
Active cases*
1
Hospitalised*
0
Recovered
189
Died
0
* Note: “Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 15 February 2021, we have had a total of 190 COVID-19 cases among employees and contractors, of which 21 were detected on the
Salares Norte site.
Mitigating actions
Our Salares Norte project has similar access protocols on site as
Cerro Corona in Peru. The protocols require full PCR tests in the week employees and contractors are scheduled on site. Only negative cases are permitted to bus to the project site, and once at the project, all workers are directed to working cells of 3 – 13 people.
If a worker at Salares Norte is reported to have symptoms, they are directed to the near-by town of Copiapo, where the worker is isolated and placed under quarantine and, depending on the health status directed home for quarantine, or to a hospital for treatment.
Salares Norte spent about US$244,000 during 2020 to assist communities and local authorities in fighting the pandemic, including donations of equipment and PPE to the local hospital in Diego de Almagro.
Cost and production impact
The extra costs related to COVID-19 initiatives and programmes totalled US$4.6m for the year, of which US$3.7m was committed to additional camp infrastructure and US$900,000 on testing, PPE and extra transportation. Construction of the mine was not interrupted and commenced in Q4 2020, with contractor deliveries and work plans having not been materially impacted by the pandemic. However, the management team demobilised the remaining exploration teams on site to ensure physical distancing in the camp.
Australia
Impact on our workforce
As at 15 February 2021, there have been no recorded cases of
COVID-19 at Gold Fields mine sites, the Perth regional office, or any mining operation in Western Australia.
This is reflective of the stringent COVID-19 management by Australia’s national and state governments. Even single cases have resulted in extensive lockdowns of impacted areas. Mining has been designated an “essential’ industry by the federal and state governments. COVID-19 testing in Australia remains the responsibility of medical service providers and designated testing clinics across the country.
The size of Western Australia, the relatively small population, and remote mine sites have been to the region’s advantage. Three of four mine sites are located in very remote areas and the majority of our employees and contractors are based on Fly In/Fly Out roster arrangements.
Mitigation actions
Since March 2020, a crisis management team at the Perth office has coordinated daily crisis management, implemented responses, developed communications plans and provided direction and guidance to sites. Infectious disease management plans and an appointed infectious disease manager are in place at each site.
Work rosters at the mines were initially changed to a predominantly two weeks on/two weeks off rotation, but reverted to previous arrangements from July. Similarly, charter flights were initially increased to site with maximum 60% loading and strict check-in and health check/declarations in place. As from July 2020 flight arrangements have reverted to normal travel, with sanitation procedures in place.
At our four mine sites, additional protocols have been put in place, such as physical distancing, increased sanitation and general hygiene measures and additional catering services personnel. As from July, all
Perth office employees, which up until then had worked from home, returned to the office, though the Company has also approved over 50%
of employees to work on flexible work arrangements.
Gold Fields in Australia has donated A$280,000 to assist charitable organisations during the pandemic, including Foodbank and Lifeline with A$100,000 each.
Cost and production impact
While there have been no production losses in the Australia region, additional costs totalled A$10.5m for 2020. These costs are mainly due to deliberate over-recruitment for critical production roles, additional charter flights, additional catering services arrangements and medical personnel.
South Africa
Impact on our workforce
COVID-19 report South Deep (as at 15 February 2021)
Total
Tested
13,483
Positive
995
Negative
12,370
Awaiting results*
118
Active cases*
30
Hospitalised*
1
Recovered
957
Died
8
* Note: “Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 15 February 2021, 8 employees and contractors have passed away at South Deep due to illnesses linked to COVID-19. All but one of them died after December 2020, when the second wave of infections spread in South Africa. Currently, South Deep has had a total of 995 positive cases, of which 30 are active.
The rise in cases at South Deep reflects the high number of positive
COVID-19 infections in neighbouring communities, which has been exacerbated by the high number of migrant workers returning after the
Christmas holiday from rural areas and neighbouring countries, where the virus often remains undetected.
Mitigation actions
South Deep continues to manage the COVID-19 pandemic, through a comprehensive plan, aligned with guidelines and regulations issued by the South African Government, the World Health Organisation and other institutions.
The government closed all mining activities in March, but subsequently starting easing lockdown levels and restrictions, starting with a return to
50% labour force capacity levels in April before allowing a gradual return to full capacity by June 2020.
For the mine to operate, it has to follow government departments’
standard operating procedures (SOPs) and Code of Practice (COP).
The mine’s own SOPs and COP have been aligned to these. South
Deep continues to engage with the Minerals Council of South Africa to collaborate and share best practice within the industry.

Gold Fields Results
2020

The impact of COVID-19 on site is mitigated primarily through rigorous on-site testing and screening. An employee self-declaration form, submitted via the WhatsApp social media platform, provides an access permit on successful completion and temperature monitoring.
The mine has purchased testing equipment which provides for about 80 tests a day. Mine medical protocols provide for COVID-19 positive and investigated cases to be quarantined at home or at the mine’s isolation and quarantine facility managed by an external provider. A mine case manager monitors all cases and contact tracing.
Shaft schedules and rosters have also been amended to ensure physical distancing in vertical transport of employees underground.
Support for local community ranges from food donations to assisting local government in their anti-COVID-19 programmes. South Deep and
Corporate Office directors, managers and employees made a R15m donation to South Africa’s Solidarity Fund, aimed at offering social and economic support to organisations and businesses impacted by the pandemic.
Cost and production impact
In May, South Deep was forced to revise its gold production targets down from 8,000kg to 7,000kg for 2020 as a result of the various lockdowns imposed by government.
Operational costs incurred as a result of COVID-19 interventions were
R86m in 2020 and included costs related to PPE, sanitisers, medical supplies, testing equipment and kits, and alterations to buildings to set up the mines quarantine and isolation facilities.
West Africa
Impact on our workforce
COVID-19 report Ghana (as at 15 February 2021)
Total
Tested
5,573
Positive
560
Negative
4,988
Awaiting results*
25
Active cases*
80
Hospitalised*
3
Recovered
480
Died
0
* Note: “Awaiting results”, “Active cases” and “Hospitalised” refers to the current figures
As at 15 February 2021, we have had a total of 560 COVID-19 cases among employees and contractors, of which 80 are currently active.
We have had no death at our Tarkwa and Damang mines, but at the
Asanko mine, managed by Galiano Gold, Galiano COO Josephat
Zvaipa passed away after contracting COVID-19.
Mitigation actions
After an initial surge in cases, mostly among contractors at the Tarkwa and Damang mines, Gold Fields Ghana has successfully managed its
COVID-19 cases and contained the spread of the virus at the mine sites and the Accra office. During December 2020 and January 2021, when the country experienced a pick-up in COVID-19 infections, there has been a slight rise in the number of cases at our mines, but these have been picked up and isolated speedily.
Strict adherence to government and company protocols is key, including contact tracing, testing and isolation, full-body sanitising, appointing host community COVID-19 ambassadors, and travel restrictions, among others. A new four weeks-on, two weeks-off roster system was introduced to ensure less exposure by our employees to the virus outside the workplace, but the system has since reverted to the pre-
pandemic roster schedule. Employees of the two major contractors
(E&P and BCM) are subject to the same protocols, and, where feasible, are kept separate from Gold Fields employees.
The mines’ isolation facilities have 86-bed capacity, with two facilities located at Tarkwa and one at Damang. The mines are seeking to conduct testing in-house, but have been delayed pending approval by the authorities.
Community support programmes and donations have been channelled via the Gold Fields Ghana Foundation. During 2020, the Foundation
has spent about US$910,000, on items and supplies to local clinics and community organisations, including ambulances, sanitisers and PPE.
Cost and production impact
Gold Fields Ghana to date has spent just over US$2m on programmes and infrastructure to deal with the pandemic, including the community donations. On-site measures include isolation facilities, increased busing and testing facilities. Production output during 2020 was not affected.
Revenue
Attributable equivalent gold production, (including Asanko) increased by
2% from 2.195Moz in 2019 to 2.236Moz in 2020. Attributable equivalent gold production at Asanko decreased marginally from 113,000oz in
2019 to 112,500oz in 2020. Revenue from Asanko is not included in
Group revenue as Asanko results are equity accounted.
During 2020, a decision was taken to align the production month-end with the calendar month-end, which resulted in a once-off addition of 10 production days in H1 2020. The impact of the extra production days is estimated at 45koz, while the lost production from COVID-19 related stoppages is approximately 78koz, comprising South Deep at 32koz and Cerro Corona at 46koz.
At the South Africa region, production at South Deep increased by 2%
from 6,907kg (222,100oz) in 2019 to 7,056kg (226,900oz) in 2020.
The increase was due to the productivity improvement programmes introduced in 2019 starting to bear fruit, despite the operation being negatively impacted by COVID-19 restrictions. Gold sold increased by
2% from 6,907kg (222,100oz) to 7,056kg (226,900oz).
Attributable gold production at the West African operations (including
Asanko), increased by 3% from 767,700oz in 2019 to 786,900oz in 2020 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB). Managed gold produced and sold at Tarkwa increased by 1% from 519,100oz in
2019 to 526,300oz in 2020. At Damang, managed gold produced and sold increased by 7% from 208,400oz in 2019 to 223,000oz in 2020.
Gold production at Asanko decreased marginally from 113,000oz (45%
basis) in 2019 to 112,500oz (45% basis) in 2020. Gold sold decreased by 2% from 112,000oz (45% basis) to 109,700oz (45% basis).
Attributable equivalent gold production at Cerro Corona in Peru, decreased by 29% from 291,300oz in 2019 to 206,100oz in 2020 mainly as a result of COVID-19 restrictions on production (46Koz) and a lower price factor (22Koz), as well as lower grades mined in line with the current year plan. Total managed gold equivalent production decreased by 29% from 292,700oz in 2019 to 207,100oz in 2020. Gold equivalent ounces sold decreased by 31% from 296,900oz to 205,500oz.
Gold production at the Australian operations increased by 11% from
914,300oz in 2019 to 1,016,800oz in 2020 mainly due to the inclusion of
Gruyere for a full year in 2020 with the operation reaching commercial levels of production at the end of September 2019. At St Ives, gold production increased by 4% from 370,600oz in 2019 to 384,900oz in 2020. Gold sold increased by 8% from 363,300oz to 393,800oz.
At Agnew, gold production increased by 6% from 219,400oz in 2019 to 233,300oz in 2020. Gold sold increased by 6% from 219,600oz to
233,500oz. At Granny Smith, gold production decreased by 2% from
274,800oz in 2019 to 269,600oz in 2020. Gold sold decreased by 3%
from 274,800oz to 265,200oz. At Gruyere gold production (100% basis)
increased by 161% from 99,100oz in 2019 to 258,200oz in 2020. The
Group’s share of gold production at Gruyere increased by 161% from
49,500oz in 2019 to 129,100oz in 2020. Gold sold increased by 280%
from 33,700oz in 2019 to 128,000oz in 2020.
The average US Dollar gold price achieved by the Group (excluding
Asanko) increased by 27% from US$1,388/eq oz in 2019 to US$1,768/
eq oz in 2020. The average Rand gold price increased by 41% from
R659,111/kg to R928,707/kg. The average Australian Dollar gold price increased by 27% from A$2,007/oz to A$2,551/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by
28% from US$1,387/oz in 2019 to US$1,773/oz in 2020. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 34% from US$1,344/eq oz in 2019 to
US$1,795/eq oz in 2020. The average US Dollar/Rand exchange rate weakened by 13% from R14.46 in 2019 to R16.38 in 2020. The average
Australian/US Dollar exchange rate weakened by 1% from A$1.00 =
US$0.70 to A$1.00 = US$0.69.
Gold equivalent ounces sold (excluding Asanko) increased by 3% from
2.14Moz in 2019 to 2.20Moz in 2020.
Revenue increased by 31% from US$2,967m in 2019 to US$3,892m in
2020 due to the higher gold sold and higher gold price received.

Gold Fields Results
2020

Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 5%
from US$1,424m in 2019 to US$1,489m in 2020.
At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 7% from R3,503m (US$242m) in 2019 to
R3,751m (US$229m) in 2020 mainly due to increased volumes mined and processed as well as inflationary increases.
At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 3% from US$457m in 2019 to US$469m in 2020 mainly due to a 10Mt increase in operational waste tonnes mined (capital waste tonnes decreased by 17Mt) at Damang following the intersection of the main orebody, partially offset by a gold-
in-process credit to cost of US$59m in 2020 compared with gold-in-
process credit of US$23m in 2019. The gold-in-process movement for
2020 at Tarkwa was a US$2m charge to cost and at Damang it was a
US$61m credit to cost compared to a US$14m credit to cost at Tarkwa and a US$9m credit to cost at Damang in 2019. In line with the current year plan Tarkwa is supplementing ore feed to the plant with lower grade stockpile material, while Damang is adding lower grade ore to the stockpile.
At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation decreased by 5% from US$162m in
2019 to US$154m in 2020 mainly due to a 4Mt decrease in operational tonnes mined.
At the Australia region, cost of sales before amortisation and depreciation increased by 14% from A$808m (US$562m) in 2019 to
A$924m (US$637m) in 2020 mainly due to the inclusion of Gruyere for a full year in 2020 with the mine reaching commercial levels of production at the end of September 2019 as well as inflationary increases at the other three operations.
Amortisation and depreciation
Amortisation and depreciation for the Group increased by 8% from
US$610m in 2019 to US$661m in 2020 mainly due to the inclusion of
Gruyere with the mine reaching commercial levels of production at the end of September 2019.
Other
Net interest expense for the Group increased by 29% from US$82m in 2019 to US$106m in 2020 mainly due to lower interest capitalised in 2020 with the Damang Pit Cutback project reaching commercial levels of production in 2020 and Gruyere being in production for the full 2020 year. Net interest expense of US$106m comprised of interest expense of US$106m and lease interest of US$22m, partially offset by interest income of US$9m and interest capitalised of US$13m in 2020.
In 2019, interest expense of US$113m and lease interest of US$19m were partially offset by interest income of US$7m, interest capitalised of
US$41m and lease interest capitalised of US$2m.
The share of results of equity accounted investees after taxation (before the impairment as described below) increased from US$3m in 2019 to
US$47m in 2020. The equity accounted earnings of Asanko in 2020 of
US$49m compared with US$4m in 2019. The increase is mainly due to the higher gold price in 2020. The balance under share of results of equity accounted investees after taxation relates to expenditure incurred at FSE.
The share of results of equity accounted investees – impairment of Asanko related to an impairment of US$50m of the Asanko Gold
Mine following the identification of an impairment trigger. Due to the re-
evaluation of the geological modelling by our JV partner, Galiano, Gold
Fields is not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2020. Taking this into consideration, management has modelled various scenarios for the Asanko Life of
Mine (LOM) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko’s future cash flows in the absence of a revised Resource and Reserve for 31 December 2020.
These scenarios are based on the pre-feasibility study completed in
2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.
The gain on foreign exchange of US$9m in 2020 compared with a loss of US$5m in 2019 and related to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of US$239m in 2020 comprised a loss on hedges of US$240m and a gain on valuation of options of US$1m.
The loss on hedges of US$240m includes realised losses of US$417m, partially offset by unrealised gains and prior year mark-to-market reversals of US$177m. The realised losses of US$417m comprised losses realised on the South Deep gold hedge of R1,563m (US$95m), the Australian gold hedge of A$292m (US$201m), the Australian oil hedge of A$5m (US$3m) the Ghanaian gold hedge of US$115m and the Ghanaian oil hedge of US$7m, partially offset by realised gains of US$4m on the Chilean currency hedge. The unrealised gains and prior year mark-to-market reversals of US$177m comprised gains on the South Deep hedge of R176m (US$11m), the Australian gold hedge of A$106m (US$73m), the Ghanaian gold hedge of US$36m and the
Chilean currency hedge of US$86m, partially offset by a loss on the
Peruvian copper hedge of US$14m, the Ghanaian oil hedge of US$10m and the Australian oil hedge of A$7m (US$5m).
In 2020, the gain on valuations of options of US$1m relates to the
Maverix warrants.
In 2019, the US$238m comprised US$245m losses on hedges and
US$7m gain on the mark-to-market on Maverix warrants. The US$245m included US$132m realised losses and US$113m unrealised losses.
The realised losses of US$132m comprised losses realised on the
South Deep gold hedge of R220m (US$15m), the Australian gold hedge of A$163m (US$113m) and Australian currency hedge of A$22m
(US$14m), partially offset by gains made on the Ghanaian oil hedge of
US$5m, Ghanaian gold hedge of US$2m and Australian oil hedge of
A$4m (US$3m).
The unrealised losses of US$113m comprised losses on the South Deep gold hedge of R153m (US$11m), the Ghanaian gold hedge of US$39m, the Australian gold hedge of A$94m (US$66m), the Ghanaian oil hedge of US$3m and Australian oil hedge of A$1m (US$1m), partially offset by a gain on Australian currency hedge of A$12m (US$7m).
In 2019, the gain on valuations of options of US$7m relates to the
Maverix warrants.
Share-based payments for the Group decreased by 29% from US$21m in 2019 to US$15m in 2020 mainly due to the vesting of the 2020 share-
based instruments during 2020. The long-term incentive plan increased by 467% from US$9m in 2019 to US$51m in 2020 due to the current mark-to-market valuation of the plan reflecting current performance as well as the allocation in 2020.
Other costs for the Group decreased by 22% from US$50m in 2019 to US$39m in 2020 and mainly related to lower spend due to the completion of the Damang road in 2019.
Exploration and project expenses
Exploration and project expenses decreased by 40% from US$84m in
2019 to US$50m in 2020 mainly due to lower exploration spend as a result of the approval of the feasibility study of Salares Norte and the subsequent capitalisation of costs to the project as from 1 April 2020.
The US$50m spend in 2020 included US$30m spend at Salares Norte which relates to exploration and project expenses. The balance of
US$20m related to exploration at the other operations.
Non-recurring items
Non-recurring income of US$34m in 2020 compared with non-recurring expenses of US$24m in 2019.
Non-recurring income of US$34m in 2020 mainly includes:
•   US$24m income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction;
•  net reversal of impairment of FSE of US$62m and is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto
Consolidated Mining Company;
•   expected credit loss against a contractor loan of US$29m at Tarkwa;
•   US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the
Amoanda-Tomento corridor were impaired;
•   US$2m write-off of redundant assets in Peru;
•   donations made to various bodies in response to COVID-19 of US$3m;
•   a cost arising on the rehabilitation year-end adjustments of US$2m; and
•   other costs of US$5m mainly related to the capital raising in
February 2020.

Gold Fields Results
2020

The non-recurring expenses for 2019 included:
•   a positive silicosis provision adjustment (US$2m/R23m);
•   net impairment of FSE of US$10m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated
Mining Company;
•   profit on sale of Maverix holding of US$15m;
•   loss on repurchase of 2020 bond of US$5m;
•   contract termination cost of US$13m at Damang; and
•   a cost arising on the rehabilitation year-end adjustments of US$13m.
Royalties
Government royalties for the Group increased by 42% from US$74m in
2019 to US$105m in 2020 in line with the higher revenue.
Taxation
The taxation charge for the Group of US$433m in 2020 compared with
US$176m in 2019. Normal taxation increased by 92% from US$191m in 2019 to US$367m in 2020 in line with the higher profit before tax.
The deferred tax charge of US$66m in 2020 compared with a credit of
US$15m in 2019.
Profit
Net profit attributable to owners of the parent of the Group of US$723m or US$0.82 per share in 2020 compared with net profit of US$162m or
US$0.20 per share in 2019.
Headline earnings attributable to owners of the parent of the Group of US$729m or US$0.83 per share in 2020 compared with headline earnings of US$163m or US$0.20 per share in 2019.
Normalised profit for the Group of US$879m or US$1.00 per share in
2020 compared with US$343m or US$0.42 per share in 2019.
Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:
Year ended
Profit for the period attributable to owners
of the parent
723.0
161.6
Non-recurring items
(34.1)
23.8
Tax effect of non-recurring items
(6.1)
(7.8)
Non-controlling interest effect of non-
recurring items
(3.8)
(0.9)
Share of results of equity accounted
—
investees – Asanko impairment
49.5
(Gain)/loss on foreign exchange
(8.6)
5.2
Tax effect of gain on foreign exchange
1.9
(0.3)
Non-controlling interest effect of gain on
foreign exchange
0.6
—
Loss on financial instruments
238.9
238.0
Tax effect of loss on financial instruments
(76.1)
(73.8)
Non-controlling interest effect of loss on
financial instruments
(6.4)
(2.4)
Normalised profit attributable to owners of
the parent
878.8
343.4
Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.
Cash flow
Cash inflow from operating activities of US$1,257m in 2020 compared with US$893m in 2019. The increase of 41% was mainly due to a higher profit before royalties and taxation. This was partially offset by higher royalties and taxation payments of US$381m in 2020 compared to US$254 in 2019, as well as an investment in working capital of
US$172m in 2020 compared to US$25m in 2019. The investment
in working capital of US$172m in 2020 was due to an increase in prepayments, a US$66m build-up of gold-in-process mainly at Damang as well as a fifth creditor cycle payment as a result of the change to a calendar month end.
Dividends paid of US$145m in 2020 compared with US$48m in 2019 and comprised dividends paid to owners of the parent of US$138m and related to the final 2019 and interim 2020 dividend, as well as dividends paid to non-controlling interest holders of US$8m.
Cash outflow from investing activities increased by 36% from US$447m in 2019 to US$607m in 2020. Capital expenditure decreased by 5%
from US$613m in 2019 to US$584m in 2020.
Sustaining capital expenditure, (excluding Asanko), increased by 27%
from US$323m in 2019 to US$409m in 2020, while non-sustaining capital expenditure (excluding Asanko), decreased by 40% from
US$290m in 2019 to US$175m in 2020. This movement is mainly
attributable to Australia where projects like Invincible South and
Hamlet North at St Ives, Zone 110-120 at Granny Smith and Gruyere
development all turned cash flow positive resulting in a movement from growth to sustaining capital expenditure in accordance with the revised
World Gold Council interpretation. Growth expenditure of US$175m for
2020 comprised US$97m at Salares Norte, US$41m at the Australian operations, US$26m at Cerro Corona, US$6m at Damang and US$5m
at South Deep. Growth expenditure of US$290m in 2019 comprised
US$207m at the Australian operations, US$71m at Damang and
US$12m at Cerro Corona.
In the South Africa region at South Deep, capital expenditure increased by 68% from R479m (US$33m) in 2019 to R804m (US$49m) in 2020 mainly due to the Doornpoort expansion project, the purchase of new
TM3 equipment and the recommencement of the growth development programme.
At the West Africa region, (excluding Asanko), capital expenditure decreased by 17% from US$202m in 2019 to US$167m in 2020. At
Tarkwa, capital expenditure increased by 18% from US$125m in 2019 to US$147m in 2020 due to higher capital waste tonnes mined. Capital expenditure at Damang decreased by 74% from US$76m in 2019 to
US$20m in 2020 mainly due to lower capital waste tonnes mined.
Capital expenditure at Asanko (on a 100% basis) amounted to
US$69m in 2020 compared with US$60m in 2019. The Asanko capital expenditure is not included in the Group capital expenditure.
At the South America region at Cerro Corona, capital expenditure decreased by 11% from US$56m in 2019 to US$50m in 2020 mainly due to the impact of COVID-19 restrictions on construction activities.
At Salares Norte, capital expenditure increased by 100% to US$97m in 2020 from US$nil in 2019 due to the approval of the feasibility study and commencement of capitalisation of the project from 1 April 2020.
At the Australia region, capital expenditure decreased by 30% from
A$458m (US$319m) in 2019 to A$319m (US$220m) in 2020. At St
Ives, capital expenditure decreased by 24% from A$141m (US$98m)
to A$107m (US$74m) mainly due to the development of the Invincible and Hamlet North underground mines in 2019. At Agnew, capital expenditure decreased by 31% from A$109m (US$76m) in 2019 to
A$75m (US$52m) in 2020 mainly due to expenditure on the new
accommodation village in 2019. At Granny Smith, capital expenditure decreased by 8% from A$104m (US$72m) in 2019 to A$96m (US$66m)
in 2020 mainly due to a decrease in capitalised drilling cost. At Gruyere, capital expenditure decreased by 61% from A$104m (US$72m) in
2019 to A$41m (US$28m) in 2020. The 2019 capital expenditure was primarily to complete the Gruyere construction project and stripping activities at the Gruyere pit.
Proceeds on disposal of assets of US$1m in 2020 compared with disposal of assets of US$4m in 2019.
Purchase of investments of US$1m in 2020 related to a purchase of
3.4m shares in Lefroy Exploration Ltd and compared with US$7m in
2019 (related to Chakana Copper).
In 2019, purchase of Asanko of US$20m related to the additional purchase of preference shares in accordance with the Joint Venture transaction with Asanko Gold Inc. which was completed on 31 July 2018.
Redemption of Asanko preference shares amounted to US$38m in
2020 compared to US$10m in 2019.
Proceeds on disposal of Maverix amounted to US$67m in 2019 and related to the sale of the Group’s 19.9% holding in Toronto-listed gold and royalty streaming company Maverix.
Proceeds on disposal of subsidiary amounted to US$6m in 2019 and related to the sale of Norperuana.
Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68m. These loans are interest bearing, secured and are recoupable over three years (2021 – 2024).
US$’m
2020
2019

Gold Fields Results
2020

Proceeds on disposal of investments in 2020 amounted to US$23m and related to the sale of 81m shares in ASX-listed Cardinal Resources
Limited. Proceeds on disposal of investments in 2019 of US$113m related to the disposal of the Group’s holdings in Red 5, Gold Road and
Bezant Resources.
Environmental payments increased from US$7m in 2019 to US$9m in
2020.
Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments of US$631m in 2020 compared with a cash inflow of
US$249m in 2019 mainly due to higher inflow from operating activities and lower capital expenditure.
The US$631m cash flow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments in 2020 comprised: US$868m net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$38m, less US$92m of net interest paid,
US$151m at Salares Norte on exploration and construction capital, as well as US$32m on non-mine based costs mainly due to working capital movements.
The Salares Norte expenditure of US$151m comprises the following:
US$’m
Exploration expenditure
Capital expenditure
Investment into working capital
(30)
(97)
(24)
Total spend
(151)
The US$249m inflow in 2019 comprised: US$414m net cash
Statement of financial position
Net debt decreased from US$1,664m at 31 December 2019 to US$1,069m at 31 December 2020.
Net debt excluding lease liabilities decreased from US$1,331m in 2019 to US$640m in 2020.
Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.
Net debt/adjusted EBITDA
The net debt/adjusted EBITDA ratio of 0.56x in 2020 compared with
1.29x in 2019.
Adjusted EBITDA
Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the year ended 31 December 2020 profit, which is determined as follows in US$ million:
US$’m
December
2020
Revenue
3,892
Cost of sales before amortisation and depreciation
(1,489)
Exploration and project costs
(50)
Realised hedge losses*
(417)
Other costs*
(26)
Adjusted EBITDA
1,910
Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.
* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020.
Free cash flow margin
generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$86m of net interest paid, US$55m for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$414m above), as well as US$24m on non-mine based costs.
Included in the US$414m above is US$71m capital expenditure on the
Damang reinvestment project and A$96m (US$67m) on growth capital expenditure at Gruyere. If these two amounts are excluded, then the mining operations generated US$552m in net cash.
Net cash outflow flow from financing activities of US$140m in 2020 compared with US$105m in 2019. The outflow in 2020 related to shares issued of US$249m and loan drawdowns of US$689m, partially offset by repayment of US$1,014m on offshore loans (including the 2020 bond of US$602m) and payment of lease payments of US$64m. The outflow in 2019 related to the repayment of US$1,604m on offshore and local loans and US$38m from lease payments, partially offset by a drawdown of US$1,538m.
The net cash inflow for the Group of US$364m in 2020 compared with US$294m in 2019. After accounting for a translation adjustment of US$8m on non-US Dollar cash balances, the cash inflow in 2020 was US$372m. The cash balance of US$887m in 2020 compared with
US$515m in 2019.
All-in sustaining and total all-in cost
The Group all-in sustaining costs increased by 9% from US$897/oz in 2019 to US$977/oz in 2020 mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold.
Total all-in cost increased by 1% from US$1,064/oz in 2019 to
US$1,079/oz in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.
Royalties paid increased by US$12/oz or 31% from US$39/oz in 2019 to US$51/oz in 2020.
COVID-19 related costs are estimated at approximately US$12/oz for
2020 and are included in the AISC and AIC.
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.
The FCF for the Group for the year ended 2020 is calculated as follows:
Year ended
US$’m
US$/oz
Revenue
1
3,748.0
1,771
4
Less: Cash outflow
(2,710.8)
(1,281)
AIC
(2,258.3)
2
(1,067)
Adjusted for:
Share-based payments (non-cash)
14.5
7
Long-term employee benefits (non-cash)
51.3
24
Exploration, feasibility and evaluation costs
outside of existing operations*
31.4
15
Non-sustaining capital expenditure
(Damang reinvestment and Salares Norte)
102.8
49
Revenue hedge (realised)*
(411.3)
(194)
Redemption of Asanko preference shares
37.5
18
Tax paid (excluding royalties which is
included in AIC above)
(278.7)
(132)
Free cash flow
3
1,037.2
490
FCF margin
28%
Gold sold only – 000’oz
2,116.7
1
Revenue from income statement at US$3,892.1m less revenue from Cerro Corona by-
products in AIC at US$144.1m equals US$3,748.0m.
2
AIC for the Group of US$2,402.7m less AIC for Asanko of US$144.4m.
3
Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 26 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
4
Calculated by dividing revenue by gold sold only.
* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020.
The FCF margin of 28% in 2020 at a gold price of US$1,771/oz compared with 21% in 2019 at a gold price of US$1,399/oz.

Gold Fields Results
2020

Review of Operations
Year ended December 2020 compared with
year ended December 2019
Figures may not add as they are rounded independently.
South Africa region
South Deep
Dec
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
1,136
1,060 7%
Waste mined
000
tonnes
86
77 11%
Total tonnes
000
tonnes
1,221
1,138 7%
Grade mined –
underground reef
g/t
6.31
6.17 2%
Grade mined –
underground total
g/t
5.86
5.75 2%
Gold mined
kg
7,161
6,546 9%
000’oz
230.2
210.4 9%
Destress m
2
35,545
26,606 34%
Development m
3,548
4,412 (20)%
Secondary support m
9,504
12,794 (26)%
Backfill m
3
322,823
426,338 (24)%
Ore milled – underground
reef
000
tonnes
1,154.3
1,098.5 5%
Ore milled – underground
waste
000
tonnes
55.3
52.9 4%
Ore milled – surface
000
tonnes
1,048.1
514.7 104%
Total tonnes milled
000
tonnes
2,257.6
1,666.1 36%
Yield – underground reef g/t
6.01
6.21 (3)%
Surface yield g/t
0.11
0.16 (33)%
Total yield g/t
3.13
4.15 (25)%
Gold produced
kg
7,056
6,907 2%
000’oz
226.9
222.1 2%
Gold sold
kg
7,056
6,907 2%
000’oz
226.9
222.1 2%
AISC – revised
interpretation guidance
(WGC November 2018)
R/kg
651,514
585,482 11%
US$/oz
1,237
1,259 (2)%
AIC
R/kg
663,635
585,482 13%
US$/oz
1,260
1,259 —%
Sustaining capital
expenditure
Rm
718.4
479.1 50%
US$m
43.9
33.1 32%
Non-sustaining capital
expenditure
Rm
85.5
— —%
US$m
5.2
— —%
Total capital expenditure
Rm
803.9
479.1 68%
US$m
49.1
33.1 48%
Net cash flow
Rm
557.8
221.2 152%
US$m
34.1
15.3 123%
Despite the impact of COVID-19, South Deep showed improvements in most key measures during FY2020 compared to FY2019. These improvements are attributed to productivity improvement programmes introduced in 2019 starting to bear fruit and the effective protocols put in place to manage and mitigate the impacts of COVID-19. It is estimated that South Deep lost approximately 32Koz due to COVID-19 related stoppages in 2020, partially offset by ten additional production days as a result of the change in the production calendar.
Capital expenditure is expected to increase by approximately R430m
(US$22m) mainly due to growth capital on new mine development. In addition, the expansion of the Doornpoort tailings facility will commence in 2021 and investment in certain underground infrastructure to support the increase in production is required.
Dec
2020
Dec
2019
%
Variance
Ore mined increased by 7% to 1,136 kilo tonnes in 2020 from 1,060 kilo tonnes in 2019. North of Wrench increased its contribution YOY from
60% to 65%, while current mine reduced its contribution from 40% to
35% as part of the focus to transition the mine from current mine to North of Wrench. Gold production increased by 2% to 7,056kg (226,900oz) in
2020 from 6,907kg (222,100oz) in 2019. The increased gold production was due to improved volume and grade mined.

Destress meters developed increased by 27% to 3,156m in 2020 from
2,489m in 2019 and reef horizon development meters decreased by
20% to 3,548m in 2020 from 4,412m in 2019 as a result of opening access to destress areas in 2019 allowing focus to move to destress development. Waste mined increased by 11% to 86 tonnes in 2020 from
77 tonnes in 2019 predominantly as growth capital development was ramped up in the last quarter of 2020.
Secondary support decreased by 26% and backfill by 24% in 2020 as these activities were reinstated later than production post the COVID-19 lockdown restrictions. The period ended December 2019 included the catch-up secondary support and backfill not repeated in 2020.
Surface re-mining and processing increased dramatically by 104% due to fully utilising the separate processing circuit to maximise value from this operation and supplying sufficient underground backfill quantities.
Total yield was negatively impacted by the increased surface re-mining volumes and the treatment of other low-grade sources towards the end of Q4 2020. Total yield decreased by 25% to 3.13g/t in 2020 from
4.15g/t in 2019 comprising 3% reduction in the underground reef yield and 33% reduction in the surface yield.
Total all-in cost increased by 13% to R663,635/kg (US$1,260/oz) in 2020 from R585,482/kg (US$1,259/oz) in 2019 due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.
Capital expenditure increased by 68% to R804m (US$49m) in 2020 from R479m (US$33m) in 2019 as explained below.
Sustaining capital expenditure increased by 50% to R718m (US$44m)
in 2020 from R479m (US$33m) in 2019 mainly due to the purchase of new TM3 equipment (R124m), the refurbishment of existing fleet
(R47m), phase 1 of the Newtrax equipment conditioning monitoring and tracking system implementation and IT infrastructure upgrades
(R53m). Non-sustaining capital expenditure increased to R86m (US$5m)
in 2020 from Rnil (US$nil) in 2019. This increase was due to the recommencement of the growth development.
South Deep generated net cash of R558m (US$34m) in 2020 compared to R221m (US$15m) in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 9,000kg (289,300 ounces);
•   Destress square metres ~ 48,370 square metres;
•   Development metres ~ 9,067 metres (including ~ 4,618 metres
Destress development, 2,939 metres from Reef horizon development and 1,510 metres from growth capital);
•   Sustaining capital expenditure ~ R889m (US$57m);
•   Non-sustaining capital expenditure ~ R345m (US$22m);
•   All-in sustaining costs ~ R620,000/kg (US$1,240/oz); and
•   Total all-in cost ~ R660,000/kg (US$1,320/oz).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Gold Fields Results
2020

West Africa region
Ghana
Dec
2020
Dec
2019
%
Variance
Gold produced 000’oz
861.7
840.4 3%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
1,027
942 9%
AIC US$/oz
1,060
1,039 2%
Net cash flow US$m
252.0
173.8 45%
Total production increased by 3% to 862koz in 2020 from 840koz in 2019 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB).
All-in cost increased by 2% to US$1,060/oz in 2020 from US$1,039/oz in 2019.
The region produced net cash flow (excluding Asanko) of US$252m in
2020 compared to US$174m in 2019. Gold Fields received US$38m on the redemption of preference shares from Asanko in 2020. If included the total cash flow in 2020 would be US$290m. Gold Fields received
US$10m on the redemption of preference shares from Asanko in 2019.
If included the total cash flow in 2019 would be US$184m.
Tarkwa
Dec
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
11,877
15,029 (21)%
Waste (Capital)
000
tonnes
48,271
35,331 37%
Waste (Operational)
000
tonnes
28,756
42,163 (32)%
Total waste mined
000
tonnes
77,027
77,494 (1)%
Total tonnes mined
000
tonnes
88,904
92,523 (4)%
Grade mined g/t
1.40
1.23 14%
Gold mined 000’oz
533.3
594.4 (10)%
Strip ratio
waste/
ore
6.5
5.2 26%
Tonnes milled
000
tonnes
14,234
13,749 4%
Yield g/t
1.15
1.17 (2)%
Gold produced 000’oz
526.3
519.1 1%
Gold sold 000’oz
526.3
519.1 1%
AISC – revised
interpretation guidance
(WGC November 2018)     US$/oz
1,017
958 6%
AIC US$/oz
1,017
958 6%
Sustaining capital
expenditure US$m
147.2
125.5 17%
Non-sustaining
expenditure US$m
—
— —%
Total capital expenditure US$m
147.2
125.5 17%
Net cash flow US$m
186.1
150.0 24%
Gold production increased by 1% to 526,300oz in 2020 from 519,100oz in 2019 mainly due to higher tonnes milled. The higher tonnes milled were mainly due to the ten additional production days as a result of the change in the production calendar. Realised yield decreased by 2% to
1.15/t in 2020 from 1.17g/t in 2019 due to feeding lower grade stockpiles to supplement ore tonnes mined. Ore rehandled from stockpiles was
3,993kt at a head grade of 0.76g/t in 2020 compared to 368kt at a head grade of 0.80g/t in 2019.
Total tonnes mined, including capital waste stripping, decreased by 4%
to 88.9Mt in 2020 from 92.5Mt in 2019 in line with the 2020 business plan. Ore mined decreased by 21% to 11.9Mt in 2020 from 15.0Mt in
2019 due to increased focus on capital waste mining in line with the business plan, and strategy to feed more medium grade stockpiles.
Operational waste decreased by 32% to 28.8Mt in 2020 from 42.2Mt in 2019.
All-in cost increased by 6% to US$1,017/oz in 2020 from US$958/oz in
2019 due to higher royalty tax (related to the higher gold price received)
and higher capital expenditure, partially offset by higher gold sold and lower cost of sales before amortisation and depreciation.
Capital expenditure increased by 17% to US$147m in 2020 from
US$126m in 2019 due to higher capital waste mined.
Tarkwa generated net cash flow of US$186m in 2020 compared to
US$150m in 2019 mainly due to a higher gold sold and price received.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 510,000 ounces;
•  Capital expenditure ~ US$174m;
•   All-in sustaining costs ~ US$1,075/oz; and
•   Total all-in cost ~ US$1,075/oz.
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
Damang
Dec
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
6,680
4,680 43%
Waste (Capital)
000
tonnes
8
17,250 (100)%
Waste (Operational)
000
tonnes
22,541
12,168 85%
Total waste mined
000
tonnes
22,549
29,418 (23)%
Total tonnes mined
000
tonnes
29,229
34,098 (14)%
Grade mined g/t
1.62
1.58 2%
Gold mined 000’oz
347.4
237.9 46%
Strip ratio
waste/
ore
3.4
6.3 (46)%
Tonnes milled
000
tonnes
4,798
4,645 3%
Yield g/t
1.45
1.40 4%
Gold produced 000’oz
223.0
208.4 7%
Gold sold 000’oz
223.0
208.4 7%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
1,008
809 25%
AIC US$/oz
1,035
1,147 (10)%
Sustaining capital
expenditure US$m
13.8
5.8
1
138%
Non-sustaining
expenditure US$m
6.1
70.5
1
(91)%
Total capital expenditure US$m
19.9
76.3 (74)%
Net cash flow US$m
65.9
23.8 177%
1
  The comparatives for the year ended 31 December 2019 have been updated to the New
Interpretation of the WGC AIC standard.
Gold production increased by 7% to 223,000oz in 2020 from 208,400oz in 2019 mainly due to higher yield and mill throughput due to the ten additional production days as a result of the change in the production calendar. Yield increased by 4% to 1.45g/t in 2020 from 1.40g/t in 2019.
The improvement was as a result of the higher feed grade delivered as mining in the Damang Pit Cutback (DPCB) transitioned through the
Huni Sandstone lithology (characterised by scattered mineralisation)
into the more consistently mineralised Tarkwa Phyllite lithology during the second half (H2) of 2020.

Gold Fields Results
2020

Total tonnes mined decreased by 14% to 29.2Mt in 2020 from 34.1Mt in
2019 in line with the plan due to the completion of capital waste stripping at DPCB and depletion of the Amoanda and Saddle pits.
Capital waste tonnes, included in total waste tonnes, decreased by
100% to nil in 2020 from 17.3Mt in 2019 due to the completion of capital waste stripping following the intersection of the main orebody at the
DPCB. Operational waste tonnes subsequently increased by 85% to
22.5Mt in 2020 from 12.2Mt in 2019. Strip ratio decreased by 46% to 3.4 in 2020 from 6.3 in 2019 due to mining in exposed ore zones.
Ore tonnes mined increased by 43% to 6.7Mt in 2020 from 4.7Mt in
2019 as a result of mining in the main ore body at the DPCB. This is in line with the mining sequence as per the Damang reinvestment project (DRP) whereby more ore tonnes are mined during the current stage to ensure enough ore is available for a consistent plant feed at approximately 4.5Mt per annum going forward as mining progresses deeper into the pit and physical space at the bottom of the pit becomes confined.
Gold mined increased by 46% to 347koz in 2020 from 238koz in 2019 due to the combined impact of higher ore tonnes and grade mined from the Damang pit.
Given the plant capacity constraint, 4.8Mt of the ore tonnes mined were processed in 2020 with the balance added to the stockpile. The closing balance of the stockpile increased to 3.3Mt at an average grade of
1.07g/t in 2020 from 1.3Mt at an average grade of 0.79g/t in 2019.
All-in cost decreased by 10% to US$1,035/oz in 2020 from US$1,147/oz in 2019 due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received).
Capital expenditure decreased by 74% to US$20m in 2020 from
US$76m in 2019. Non-sustaining capital expenditure decreased by
91% to US$6m in 2020 from US$71m in 2019. The decrease in capital expenditure is mainly due to the lower capital waste tonnes mined.
Damang generated net cash flow of US$66m in 2020 compared to
US$24m in 2019 due to higher revenue resulting from higher gold sold and higher gold prices received.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 275,000 ounces;
•   Sustaining capital expenditure ~ US$13m;
•   Growth capital expenditure ~ US$10m;
•   All-in sustaining costs ~ US$730/oz; and
•   Total all-in cost ~ US$790/oz.
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
Asanko (Equity accounted Joint Venture)
Dec
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
6,193
5,071 22%
Waste (Capital)
000
tonnes
4,974
9,032 (45)%
Waste (Operational)
000
tonnes
33,298
16,687 100%
Total waste mined
000
tonnes
38,272
25,719 49%
Total tonnes mined
000
tonnes
44,465
30,791 44%
Grade mined g/t
1.45
1.52 (5)%
Gold mined 000’oz
287.9
247.9 16%
Strip ratio
waste/
ore
6.2
5.1 21%
Tonnes milled
000
tonnes
5,943
5,498 8%
Yield g/t
1.31
1.42 (8)%
Gold produced 000’oz
249.9
251.0 —%
Gold sold 000’oz
243.8
248.9 (2)%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
1,114
1,112 —%
AIC US$/oz
1,316
1,214 8%
Sustaining capital
expenditure US$m
28.7
43.5 (34)%
Non-sustaining
expenditure US$m
40.5
16.1 152%
Total capital expenditure US$m
69.3
59.6 16%
Net cash flow US$m
65.5
42.0 56%
All figures in table on a 100% basis.
Gold production decreased marginally to 249,900oz (100% basis) in
2020 from 251,000oz (100% basis) in 2019, of which 112,500oz was attributable to Gold Fields. The decrease was mainly due to lower yield which decreased by 8% to 1.31g/t in 2020 from 1.42g/t in 2019.
Gold mined increased by 16% to 287,900oz (100% basis) in 2020 from
247,900oz (100% basis) in 2019 as more volume was mined at slightly lower grade which resulted in similar gold produced, given the process plant capacity constraints.
Total tonnes mined increased by 44% to 44.5Mt in 2020 from 30.8Mt in 2019 due to bringing on line two new pits namely Esaase South and
Akwasiso Cut 2 pits with higher strip ratios to make up for the Nkran pit ore losses. This came as a result of the failure of Nkran western wall and early closure of the pit. In addition higher tonnes were mined in
2020 to provide flexibility and open up ore sources for 2021.
All-in cost increased by 8% to US$1,316/oz in 2020 from US$1,214/oz in
2019 due to increase in cost of sales before amortisation and depreciation.
This was driven by the 44% higher tonnes mined in 2020.
Total capital expenditure (100% basis) increased by 16% to US$69m in 2020 from US$60m in 2019 due to increased expenditure on Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso
Cut 3.
Asanko generated net cash flow of US$66m in 2020 compared to
US$42m in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 235 000 ounces;
•   All-in sustaining costs ~ US$1 235/oz; and
•   Total all-in cost ~ US$1 400/oz.
This is based on provisional numbers provided to us by Galiano Gold as we do not have an approved business plan.
We have not conducted a detailed review of these numbers.
These numbers will be updated later in the year as and when new information comes to light.

Gold Fields Results
2020

South America region
Peru
Cerro Corona
Dec
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
7,303
8,024 (9)%
Waste mined
000
tonnes
10,921
14,317 (24)%
Total tonnes mined
000
tonnes
18,225
22,341 (18)%
Grade mined – gold g/t
0.85
1.05 (19)%
Grade mined – copper per cent
0.42
0.51 (16)%
Gold mined 000’oz
200.2
270.0 (26)%
Copper mined
000
tonnes
31,014
40,625 (24)%
Tonnes milled
000
tonnes
6,796
6,718 1%
Gold recoveries per cent
65.3
65.6 —%
Copper recoveries per cent
87.6
88.8 (1)%
Yield – Gold g/t
0.57
0.75 (24)%
– Copper per cent
0.38
0.49 (22)%
– Combined eq g/t
0.95
1.35 (30)%
Gold produced 000’oz
119.4
156.2 (24)%
Copper produced tonnes
24,857
31,318 (21)%
Total equivalent gold
produced
000’
eq oz
207.1
292.7 (29)%
Total equivalent gold sold
000’
eq oz
205.5
296.9 (31)%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
484
381 27%
AISC
US$/
eq oz
984
761 29%
AIC US$/oz
715
472 51%
AIC
US$/
eq oz
1,119
810 38%
Sustaining capital
expenditure US$m
23.6
43.7
1
(46)%
Non-sustaining
expenditure US$m
26.3
12.4
1
111%
Total capital expenditure US$m
49.9
56.1 (11)%
Net cash flow US$m
83.8
85.9 (2)%
1
  The comparatives for the year ended 31 December 2019 have been updated to the New
Interpretation of the WGC AIC standard.
Since 15 March 2020, the Cerro Corona operation has been impacted by the State of Emergency declared by the Peruvian Government in response to the COVID-19 pandemic, by implementing a quarantine (to varying degrees), which restricted the team’s ability to transport people and concentrate. In addition, the new government restrictions and the company health protocols implemented in response to the pandemic, have limited the capacity at the camp, which has negatively impacted the mining operation and construction projects.
Gold production decreased by 24% to 119,400oz in 2020 from 156,200oz in 2019, while copper production decreased by 21% to 24,900 tonnes in
2020 from 31,300 tonnes in 2019, both mainly explained by lower head grades processed as lower grade stockpiles were used to supplement fresh ore mined due to the COVID-19 restrictions. As a consequence, equivalent gold production decreased by 29% to 207,100oz in 2020 from
292,700oz in 2019 due to lower gold and copper grades processed, expenditure, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure. All-in cost per equivalent ounce increased by 38% to US$1,119 per equivalent ounce in 2020 from US$810 per equivalent ounce in 2019 due to lower equivalent ounces sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.
Total capital expenditure decreased by 11% to US$50m in 2020 from US$56m in 2019 mainly due to the quarantine decreed by the government relating to COVID-19, which restricted the construction activities at the tailings dam and Arpon’s waste storage facility.
Additional camp and dining room facilities were constructed during 2020 at a cost of US$6m in order to increase capacity at site as a result of the
COVID-19 regulations implemented.
Cerro Corona generated net cash of US$84m in 2020 compared with
US$86m in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold equivalents produced ~ 220,000 ounces;
•   Gold produced ~ 130,000 ounces;
•   Copper tonnes produced ~ 24,700 tonnes;
•   Sustaining capital expenditure ~ US$30m;
•   Growth capital expenditure ~ US$28m;
•   Copper price ~ US$5,800 per tonne;
•   Gold price ~ US$1,600/oz;
•   All-in sustaining costs ~ US$1,030/eq oz;
•   Total all-in cost ~ US$1,190/eq oz;
•   All-in sustaining costs ~ US$780/oz; and
•   Total all-in cost ~ US$1,060/oz.
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
Chile
Salares Norte
US$151m was spent on Salares Norte in 2020, including exploration and project expenses of US$30m, initial capital expenditure of US$97m and prepayments accounting for the majority of the balance (refer table on page 13). At the end of December 2020, engineering was 97.2%
complete, ahead of the planned 90.0%.
At 31 December 2020, construction progress stood at 15.6% vs. plan of 9.9%, contributing towards total project progress of 27.0% coming in slightly ahead of plan of 24.4%. Camp Phase I construction was completed during Q3 2020 while Phase II construction was three months ahead of schedule at year-end. The mass earthworks contract was awarded at the end of May, with the contractor commencing activities on 21 September and completing the diversion channel earthworks and precast installation by year-end. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. Pre stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project’s construction schedule.

During 2020, a total of 17,504 district exploration metres were drilled, focusing on the Horizonte Project, while more work was also done on step-out potential at Agua Amarga North and Brecha West targets near the Salares Norte pit.
Guidance
The estimate for 2021 is as follows:
•   Growth capital expenditure ~ US$508m; and
•   Exploration expenditure ~ US$27m.
Australia region
approximately 46Koz due to COVID-19 related stoppages and 22Koz due to the lower price factor, partially offset by ten additional production days as a result of the change in the production calendar in 2020.
The 2030 LoM strategy included the stockpiling of approximately 1.1Mt of low grade material in 2020, but as a result of the COVID-19 impact on production, low grade stockpiles were used to supplement the ore feed in 2020. The result of this was that low grade stockpiles only increased by 0.4Mt from 4.9Mt in 2019 to 5.3Mt in 2020. Cerro Corona will continue to build up low grade stockpiles over the next three years.

All-in cost per gold ounce increased by 51% to US$715/oz in 2020 from
US$472/oz in 2019 mainly due to lower by-product credits as a result of lower copper sold, lower gold sold and additional COVID-19 related
*   Includes Australia consolidated tax paid and working capital movements of A$186.3m
(US$128.5m) in 2020 and A$74.7m (US$51.9m) in 2019, respectively.
together with a lower price factor. The price factor was 3.5 in 2020 compared to 4.4 in 2019. It is estimated that Cerro Corona lost
Gold produced
000’oz
1,016.8
914.3
11%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,331
1,192
12%
US$/oz
917
829
11%
AIC
A$/oz
1,388
1,418
(2)%
US$/oz
957
986
(3)%
Net cash flow*
A$m
722.5
199.1
263%
US$m
498.1
138.5
260%

Gold Fields Results
2020

Gold production increased by 11% to 1,017koz in 2020 from 914koz in
2019 mainly due to the inclusion of Gruyere for a full year in 2020, with the operation reaching commercial levels of production at the end of
September 2019.
All-in cost decreased by 2% to A$1,388/oz (US$957/oz) in 2020 from
A$1,418/oz (US$986/oz) in 2019.
The region produced net cash flow of A$723m (US$498m) in 2020 compared with A$199m (US$139m) in 2019. The 2019 cash flow
included A$96m (US$67m) of growth capital at Gruyere.
St Ives
Dec
2020
Dec
2019
%
Variance
Underground
Ore mined
000
tonnes
1,737
1,328 31%
Waste mined
000
tonnes
772
926 (17)%
Total tonnes mined
000
tonnes
2,510
2,254 11%
Grade mined g/t
5.26
4.09 29%
Gold mined 000’oz
294.1
174.6 68%
Surface
—%
Ore mined
000
tonnes
2,331
3,752 (38)%
Surface waste (Capital)
000
tonnes
2,699
3,622 (25)%
Surface waste
(Operational)
000
tonnes
5,880
5,538 6%
Total waste mined
000
tonnes
8,579
9,161 (6)%
Total tonnes mined
000
tonnes
10,910
12,913 (16)%
Grade mined g/t
1.72
1.77 (3)%
Gold mined 000’oz
129.2
213.3 (39)%
Strip ratio
waste/
ore
3.7
2.4 51%
Total (Underground and Surface)
Total ore mined
000
tonnes
4,069
5,080 (20)%
Total grade mined g/t
3.24
2.38 36%
Total tonnes mined
000
tonnes
13,420
15,167 (12)%
Total gold mined 000’oz
423.2
387.9 9%
Tonnes milled
000
tonnes
4,817
4,466 8%
Yield – underground g/t
4.31
3.82 13%
Yield – surface
g/t
1.38
1.98 (30)%
Yield – combined
g/t
2.49
2.58 (4)%
Gold produced
000’oz
384.9
370.6 4%
Gold sold 000’oz
393.8
363.3 8%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,223
1,176 4%
US$/oz
843
818 3%
AIC
A$/oz
1,266
1,385 (9)%
US$/oz
873
963 (9)%
Sustaining capital
expenditure
A$m
89.8
65.5
1
37%
US$m
61.9
45.6
1
36%
Non-sustaining capital
expenditure
A$m
16.7
75.9
1
(78)%
US$m
11.5
52.8
1
(78)%
Total capital expenditure
A$m
106.5
141.4 (25)%
US$m
73.5
98.3 (25)%
Net cash flow (pre-tax)
A$m
382.5
158.2 142%
US$m
263.7
110.0 140%
1
The comparatives for the year ended 31 December 2019 have been updated to the New
Interpretation of the WGC AIC standard.
Gold production increased by 4% to 384,900oz in 2020 from 370,600oz in 2019 with an 8% increase in tonnes milled, partially offset by a 4%
decrease in yield. The higher tonnes milled were mainly due to the ten additional production days as a result of the change in the production calendar.
At the underground operations, ore mined increased by 31% to 1.7Mt in 2020 from 1.3Mt in 2019 with Hamlet North brought into production early in 2020. Ore tonnes mined from Invincible increased to 1.3Mt from
1.0Mt in 2019 and Hamlet increased to 0.4Mt from 0.1Mt in 2019. Cave
Rocks produced 0.2Mt in 2019 prior to closure. The overall underground grade mined increased by 29% to 5.26g/t in 2020 from 4.09g/t in 2019 with average grade of ore extracted from Hamlet North at 8.54g/t and
4.32g/t from the Invincible mine. Waste mined decreased by 17% to
772,000t in 2020 from 926,000t in 2019 due to decreased development from Invincible Mine.
At the open pits total ore tonnes mined decreased by 38% to 2.33Mt in
2020 from 3.75Mt in 2019. Stage 6 of the Invincible open pit was completed during 2019, bringing mining of the Invincible open pit to an end. In 2020, all open pit ore was sourced from the Neptune pit stages 5 and 6.
All-in cost decreased by 9% to A$1,266/oz (US$873/oz) in 2020 from
A$1,385/oz (US$963/oz) in 2019 mainly due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received).
Capital expenditure decreased by 25% to A$107m (US$74m) in 2020 from A$141m (US$98m) in 2019. During 2019 the Invincible South and
Hamlet North underground mines were being developed.
The increase in sustaining capital expenditure and decrease in non-
sustaining capital expenditure was due to the reclassification of development cost at Invincible South and Hamlet North Mines. Invincible
South turned cash flow positive in Q4 of 2019 and Hamlet North in Q1 of 2020, which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.
St Ives generated pre-tax net cash flow of A$383m (US$264m) in 2020 compared with A$158m (US$110m) in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 360,000 ounces;
•   Sustaining capital expenditure ~ A$110m (US$83m);
•   Growth capital expenditure ~ A$19m (US$14m);
•   All-in sustaining costs ~ A$1,360/oz (US$1,020/oz); and
•   Total all-in cost ~ A$1,410/oz (US$1,060/oz).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Gold Fields Results
2020

Agnew
Dec
2020
Dec
2019
%
Variance
Underground ore mined
000
tonnes
1,294
1,284 1%
Underground waste mined
000
tonnes
750
678 11%
Total tonnes mined
000
tonnes
2,044
1,961 4%
Grade mined –
underground
g/t
5.78
5.71 1%
Gold mined 000’oz
240.4
235.5 2%
Tonnes milled
000
tonnes
1,357
1,231 10%
Yield g/t
5.35
5.55 (4)%
Gold produced 000’oz
233.3
219.4 6%
Gold sold 000’oz
233.5
219.6 6%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,475
1,391 6%
US$/oz
1,017
967 5%
AIC
A$/oz
1,528
1,656 (8)%
US$/oz
1,053
1,152 (9)%
Sustaining capital
expenditure
A$m
63.0
51.3
1
23%
US$m
43.5
35.7
1
22%
Non-sustaining capital
expenditure
A$m
12.3
58.2
1
(79)%
US$m
8.5
40.5
1
(79)%
Total capital expenditure
A$m
75.3
109.5 (31)%
US$m
51.9
76.1 (32)%
Net cash flow (pre-tax)
A$m
191.6
16.3 1078%
US$m
132.1
11.3 1068%
1
The comparatives for the year ended 31 December 2019 have been updated to the New
Interpretation of the WGC AIC standard.
Gold production increased by 6% to 233,300oz in 2020 from 219,400oz in 2019 due to increased ore tonnes processed mainly due to the ten additional production days as a result of the change in the production calendar.
Underground waste mined increased by 11% to 750,000t in 2020 from
678,000t in 2019 following development of the Kath Lode at Waroonga mine in 2020.
Tonnes processed increased by 10% to 1.36Mt in 2020 from 1.23Mt in
2019, including 56,700t of stockpiled material containing 7,800oz. The increase in processed ore can be attributed to the additional production days and increased crusher availability through improved maintenance practices.
All-in cost decreased by 9% to A$1,528/oz (US$1,053/oz) in 2020 from
A$1,656/oz (US$1,152/oz) in 2019 due to lower capital expenditure and increased gold sold, partially offset by increased cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received).
Capital expenditure decreased by 31% to A$75m (US$52m) in 2020 from
A$109m (US$76m) in 2019 driven by a 79% decrease in non-sustaining capital expenditure to A$12m (US$9m) in 2020 from A$58m (US$41m)
in 2019. Additional expenditure was incurred in 2019 to establish the new accommodation village A$32m (US$22m) and development of the
Waroonga North decline A$5m (US$3m). In addition non sustaining exploration drilling reduced by A$6m (US$4m) from 2019.
Sustaining capital expenditure increased by 23% to A$63m (US$44m)
in 2020 from A$51m (US$36m) in 2019 due to increased mine
development at Waroonga.
The second stage of the electricity supply project was concluded in
2020, with EDL commissioning the 13MW battery plant in March 2020 and the 18MW wind farm in May 2020. More than 50% of Agnew’s energy needs are now generated from renewable and low-carbon sources. The completed micro-grid consists of a 23MW power station which integrates solar with gas, diesel generation, the new battery plant and wind farm, it is owned and operated by EDL, who will recoup its investment via the electricity supply agreement with Agnew.
Agnew generated pre-tax net cash flow of A$192m (US$132m) in 2020 compared with A$16m (US$11m) in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 240,000 ounces;
•   Sustaining capital expenditure ~ A$72m (US$54m);
•   Growth capital expenditure ~ A$41m (US$31m);
•   All-in sustaining costs ~ A$1,450/oz (US$1,090/oz); and
•   Total all-in cost ~ A$1,625/oz (US$1,220/oz).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
Capital expenditure is expected to increase by approximately A$38m in 2021 mainly due to a crusher circuit upgrade, development of exploration drives at New Holland and Waroonga, a ventilation upgrade at Waroonga and an increase in exploration drilling.
Granny Smith
Dec
2020
Dec
2019
%
Variance
Underground ore mined
000
tonnes
1,700
1,712 (1)%
Underground waste mined
000
tonnes
637
631 1%
Total tonnes mined
000
tonnes
2,336
2,342 —%
Grade mined –
underground
g/t
5.32
5.29 1%
Gold mined 000’oz
290.9
291.1 —%
Tonnes milled
000
tonnes
1,719
1,753 (2)%
Yield g/t
4.88
4.88 —%
Gold produced 000’oz
269.6
274.8 (2)%
Gold sold 000’oz
265.2
274.8 (3)%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,360
1,081 26%
US$/oz
938
752 25%
AIC
A$/oz
1,465
1,325 11%
US$/oz
1,010
922 10%
Sustaining capital
expenditure
A$m
68.6
36.7
1
87%
US$m
47.3
25.5
1
85%
Non-sustaining capital
expenditure
A$m
27.8
67.2
1
(59)%
US$m
19.1
46.7
1
(59)%
Total capital expenditure
A$m
96.4
103.8 (7)%
US$m
66.4
72.2 (8)%
Net cash flow (pre-tax)
A$m
224.3
134.3 67%
US$m
154.7
93.4 66%
1
The comparatives for the year ended 31 December 2019 have been updated to the New
Interpretation of the WGC AIC standard
Gold production decreased by 2% to 269,600oz in 2020 from 274,800oz in 2019 due to 2% reduction in tonnes milled compared to 2019.
All-in cost increased by 11% to A$1,465/oz (US$1,010/oz) in 2020 from A$1,325/oz (US$922/oz) in 2019. With the mining of deeper ore zones additional cost was incurred for paste fill, support and hauling.
Furthermore, additional contractor labour cost and employee flight and accommodation cost were incurred in 2020 due to the COVID-19 pandemic. Royalty tax was also higher as a result of the higher gold price received. The production cost increases and lower gold sold were partially off-set by lower capital expenditure in 2020.
Capital expenditure decreased by 7% to A$96m (US$66m) in 2020 from
A$104m (US$72m) in 2019 due to decreased exploration drilling cost in 2020.

Gold Fields Results
2020

The increase in sustaining capital expenditure and decrease in non-
sustaining capital expenditure was due to the reclassification of the
Zone 110/120 areas which turned cash flow positive during H1 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.
Granny Smith generated pre-tax net cash flow of A$224m (US$155m)
in 2020 compared with A$134m (US$93m) in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 265,000 ounces;
•   Sustaining capital expenditure ~ A$116m (US$87m);
•   Growth capital expenditure ~ A$31m (US$23m);
•   All-in sustaining costs ~ A$1,475/oz (US$1,110/oz); and
•   Total all-in cost ~ A$1,600/oz (US$1,200/oz).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
Capital expenditure is expected to increase by approximately A$51m in 2021 due to the development of a second decline into the Wallaby ore body allowing more efficient ore and waste extraction as well as expenditure on a new tailings facility.
Gruyere
Dec
2020
Dec
2019
%
Variance
Ore mined
000
tonnes
8,088
6,761 20%
Waste (Capital)
000
tonnes
15,135
12,902 17%
Waste (Operational)
000
tonnes
3,224
187 1621%
Total waste mined
000
tonnes
18,359
13,089 40%
Total tonnes mined
000
tonnes
26,447
19,850 33%
Grade mined g/t
1.09
0.87 25%
Gold mined 000’oz
282.6
189.2 49%
Strip ratio
waste/
ore
2.3
1.9 17%
Tonnes milled
000
tonnes
8,108
3,278 147%
Yield g/t
0.99
0.94 5%
Gold produced 000’oz
258.2
99.1 161%
Gold sold 000’oz
255.9
67.4 279%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,337
1,316 2%
US$/oz
921
915 1%
AIC
A$/oz
1,350
4,170 (68)%
US$/oz
931
2,900 (68)%
Sustaining capital
expenditure – 50% basis
A$m
38.9
7.5
1
422%
US$m
26.8
5.2
1
417%
Non-sustaining capital
expenditure – 50% basis
A$m
1.7
96.2
1
(98)%
US$m
1.2
66.9
1
(98)%
Total capital expenditure –
50% basis
A$m
40.6
103.7 (61)%
US$m
28.0
72.1 (61)%
Net cash flow – 50%
basis (pre-tax)
A$m
110.4
(79.5) 239%
US$m
76.1
(55.3) 238%
Mine physicals in table on a 100% basis.
1
The comparatives for the year ended 31 December 2019 have been updated to the New
Interpretation of the WGC AIC standard.
Gold production increased by 161% to 258,200oz in 2020 from 99,100oz in 2019. Production commenced in July 2019, with commercial
production achieved by the end of September 2019.
Total tonnes mined increased by 33% to 26.45Mt in 2020 from 19.85Mt in 2019. Ore tonnes mined increased by 20% to 8.1Mt in 2020 from
6.8Mt in 2019 and total waste tonnes mined increased by 40% to 18.4Mt in 2020 from 13.1Mt in 2019.
All-in cost decreased by 68% to A$1,350/oz (US$931/oz) in 2020 from A$4,170/oz (US$2,900/oz) in 2019. All-in cost for 2019 included construction capital up to achieving commercial levels of production.
Capital expenditure (on a 50% basis) decreased by 61% to A$41m
(US$28m) in 2020 from A$104m (US$72m) in 2019. The 2019 capital expenditure was primarily incurred to complete the Gruyere construction project and stripping activities at the Gruyere pit.
Gruyere generated pre-tax net cash flow (on a 50% basis) of A$110m
(US$76m) in 2020 compared with a cash outflow of A$80m (US$55m)
in 2019.
Guidance
The estimate for 2021 is as follows:
•   Gold produced ~ 280,000 ounces (100%);
•   Sustaining capital expenditure ~ A$54m (US$41m) (50%);
•   Growth capital expenditure ~ A$3m (US$2m) (50%);
•   All-in sustaining costs ~ A$1,310/oz (US$985/oz); and
•   Total all-in cost ~ A$1,330/oz (US$1,000/oz).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Gold Fields Results
2020

Corporate
Final cash dividend
In line with the Company’s dividend policy, the Board has approved and declared a final dividend number 93 of 320 SA cents per ordinary share (gross) in respect of the year ended 31 December 2020. The final dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE
Listings Requirements, the following additional information is disclosed:
•   The dividend has been declared out of income reserves;
•   The gross local dividend amount is 320 SA cents per ordinary share for shareholders exempt from dividends tax;
•   The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
•   The net local dividend amount is 256 SA cents per ordinary share for shareholders liable to pay the dividends tax;
•   Gold Fields currently has 883,578,092 ordinary shares in issue; and
•   Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:
•   Final dividend number 93: 320 SA cents per share;
•   Last date to trade cum-dividend: Tuesday, 9 March 2021;
•   Sterling and US Dollar conversion date: Wednesday, 10 March 2021;
•   Shares commence trading ex-dividend: Wednesday, 10 March 2021;
•   Record date: Friday, 12 March 2021; and
•   Payment of dividend: Monday,15 March 2021.
Share certificates may not be dematerialised or rematerialised between
Wednesday, 10 March 2021 and Friday, 12 March 2021, both dates inclusive.
Granny Smith Mine Renewable Resource
Gold Fields reinforced its commitment to lower carbon operations with the completion of one of the world’s largest renewable energy microgrids for the Granny Smith gold mine in Western Australia.
The new hybrid power system, which has been integrated with an existing gas fired power station, is powered by more than 20,000 solar panels and supported by a 2 MW/1 MWh battery system. Once fully operational, it will reduce the mine’s fuel consumption by 10-13% – the equivalent of removing 2,000 cars from the road.
In total, the solar, thermal and battery storage assets will produce around 18 GWh of energy every year, with carbon emissions at the mine expected to be reduced by approximately 9,500 tCO
2
-e.
The Agnew mine now operates with a 56MW renewable microgrid and was the first in Australia to power a mine with wind-generated electricity.
The project comprises five wind turbines, a solar farm, battery system and off-grid gas/diesel engine power plant.
Gold Fields Ranked Top SA Mining Company in the
2020 DJSI
Gold Fields was again ranked the top South African mining company in the prestigious Dow Jones Sustainability Index (DJSI).
Gold Fields was ranked 4th among 75 mining companies and 2nd among gold mining companies. Canada’s Teck Resources was the metals and mining industry leader based on its score of 90. Gold Fields’
score was 80, more than double the industry average of 39. Gold Fields has consistently achieved a Top 5 metals and mining ranking in the
DJSI since it started participating in 2011.
The 2020 DJSI scorecard, which was released this week, measures a range of environmental, social and governance (ESG) management practices through an annual assessment of the world's 1,400 largest companies. The DJSI assessment is carried out by SAM, a subsidiary of ratings agency S&P Global.
Australia’s largest hybrid renewable microgrid takes
top honours in international awards
Global distributed energy producer EDL’s Agnew Hybrid Renewable
Project in Western Australia edged out competition from around the world to be named Engineering Solution of the Year at the 2020 Global
Energy Awards. The ground-breaking 56MW microgrid at Gold Fields’
Agnew gold mine incorporating wind, solar and thermal generation and battery storage was recognised at the 2020 Asian Power Awards
(Innovative Power Technology of the Year – Australia) and 2020
Australian Engineering Excellence Awards (WA Division).
Gruyere to expand with renewable energy hybrid
microgrid
The Gruyere installation of a renewable energy hybrid microgrid will increase the mine’s power capacity to enable plant throughput up to a targeted 10 million tonnes per annum (Mtpa). Phase 1 is an installation of an additional 4MW gas engine by mid-2021. Phase 2 is installation of a 13MW solar farm and 4.4MW battery energy storage system by the end of 2021.
The benefits of the sustainable power expansion at Gruyere include reduction of carbon emissions by an estimated 16,000 tCO
2
-e per
annum, anticipated 5% power supply unit cost saving (MWh) at current gas market prices, ameliorating gas power generation capacity constraints, including the derating of gas engine performance at high ambient temperature and enabling increased plant throughput up to the target of 10 Mtpa.
Outlook and 2021 guidance
As previously guided, 2021 is going to be a big capital expenditure year for Gold Fields, given the peak spending at Salares Norte as well as the increase in sustainable capex for the Group. This increase in sustaining capex will enable us to spend on key projects that will allow us to sustain our production base of 2.00Moz to 2.50Moz for the next 8-10 years.
The COVID-19 pandemic is expected to continue to impact our lives and businesses in 2021, with many parts of the world experiencing second waves. The effective roll-out of the vaccine creates additional uncertainty.
For 2021, attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between
US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to
US$1,350/oz. If we exclude the very significant project capex at Salares
Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.
Total capex for the Group for the year is expected to be US$1.177bn.
Sustaining capital is expected to be US$538m, with non-sustaining capex expected to be US$639m. The largest component of the capex budget for the year is Salares Norte, with the US$508m expected to be spent. We expect Salares Norte to be at 70% completion by the end of 2021.
The other increases are driven by specific projects at some of our core operations. These include the development of a second decline at the
Wallaby Underground mine at Granny Smith (A$51m), plant modifications and increased development at Agnew to enhance the longer-term outlook
(A$38m), and finally increased new mine development, tailings facility expansion and underground infrastructure expenditure at South Deep
(US$22m).
Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.
The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 6 and 46.

Gold Fields Results
2020

Year ended 2019
US$’m
Basis of preparation
The condensed consolidated financial statements as set out on pages 22 to 32 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings
Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS)
and the SAICA Financial Reporting Guides as issued by the Accounting
Practices Committee and Financial Pronouncements as issued by the
Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting
Standards Board. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.
The condensed consolidated financial statements are presented in
United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International
Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.
Pro forma financial information
The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute proforma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’
financial position, changes in equity, results of operations or cash flows.
The key non-IFRS measures used and defined in the media release include:
•   Normalised profit which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect;
•   Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities less cash and cash equivalents;
•  Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares;
•  Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;
•   Free cash flow margin is used as key metric in the determination of the long-term incentive plan; and
•  All-in sustaining costs and total all-in-costs are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry.
Auditor’s review
The condensed consolidated financial statements of Gold Fields
Limited for the year ended 31 December 2020 have been reviewed by the company’s auditor, PricewaterhouseCoopers Inc.
The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 47 of the media release for a copy of the auditor’s report.
The pro-forma financial information has been reported on by the
Group’s auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant’s report thereon is available for inspection at the
Company’s registered address.
Silicosis and tuberculosis class and individual actions
The Settlement Agreement in the silicosis and tuberculosis class action litigation has become operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, has been established to carry out the terms of the Settlement Agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated. The Board of Trustees are chaired by Professor May Hermanus as an independent trustee.
Over the course of 2020, the Tshiamiso Trust worked to create the capacity and establish the systems to begin to deliver on its mandate.
However, the COVID-19 pandemic has had a significant impact on the work of the Trust. During October 2020, the Trust identified a test group of potential claimants. On 3 December 2020, the Trust made its first payments to 6 of these claimants. Each recipient received R250 000.
Information on the progress in the implementation of the
object of the Tshiamiso Trust and other details can be found at
https://www.tshiamisotrust.com
Provision raised
Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement
Agreement. At 31 December 2020, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounted to US$18m (R269m). The nominal value of this provision is US$23m
(R339m).
The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.
Placing of ordinary shares
On 12 February 2020, Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.20 per share. Gross proceeds of approximately R3.7bn (US$249.0m) were raised through the placing.
The net proceeds from the placing will be used to continue pre-
development work and commence construction of the Salares Norte project.
Syndicated revolving credit facilities extension
In July 2020 Gold Fields exercised a one year extension request for the
US$1.2bn bank syndicated revolving credit facilities.
The final uptake of the one year extension for Tranche A and B of the
US$1.2bn RCF was US$870m. Tranche A, a US$600m three year RCF terminates 25 July 2022, US$485m has been extended to 25 July 2023.
Tranche B, a US$600m five year RCF terminates on 25 July 2024,
US$485m has been extended to 25 July 2025.
Repayment of 2020 bond
The outstanding bonds in the amount of US$750m of Gold Fields US$1bn
4.875% Guaranteed Notes issued in 2010 and due in 2020 were redeemed by Gold Fields Orogen Holding (BVI) Limited on 7 October 2020 from a combination of cash of US$358m and drawing down US$392m from the
US$ revolving credit facility.
Segment reporting
The net profit/(loss) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:
Year ended 2020
US$’m
Net profit
745.4
– Operating segments
748.5
– Corporate and projects
(3.1)
Net profit
174.7
– Operating segments
380.7
– Corporate and projects
(206.0)
Additional notes include:
•   Debt maturity ladder on page 27;
•   Reconciliation of headline earnings with net profit/(loss) on page 28;
•   Fair value hierarchy on page 29; and
•   Hedging/derivatives on page 30.
Nick Holland
Chief Executive Officer
18 February 2021

Gold Fields Results
2020

The condensed consolidated financial statements for the year ended 31 December 2020 have been prepared by the corporate accounting staff of Gold Fields Limited headed by
Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.
THE PRELIMINARY FINANCIAL STATEMENTS ARE PRESENTED ON A CONDENSED
CONSOLIDATED BASIS.
INCOME STATEMENT
United States Dollars
Year ended

Revenue
3,892.1
2,967.1
Cost of sales
(2,150.4)
(2,033.5)
Cost of sales before amortisation and depreciation
(1,489.1)
(1,423.5)
Cost of sales before gold inventory change and amortisation and depreciation
(1,554.6)
(1,466.5)
Gold inventory change
65.5
43.0
Amortisation and depreciation
(661.3)
(610.0)
Net interest expense
(105.8)
(81.9)
Equity accounted (loss)/income, after taxation
(2.6)
3.1
Share of results of equity accounted investees, after taxation
46.9
3.1
Share of results of equity accounted investees – Asanko impairment
(49.5)
—
Gain/(loss) on foreign exchange
8.6
(5.2)
Loss on financial instruments
(238.9)
(238.0)
Share-based payments
(14.5)
(20.5)
Long-term incentive plan
(51.3)
(9.1)
Other costs, net
(38.7)
(49.8)
Exploration and project expenses
(49.7)
(84.4)
Profit before royalties, taxation and non-recurring items
1,248.8
447.8
Non-recurring items
34.1
(23.8)
Profit before royalties and taxation
1,282.9
424.0
Royalties
(105.0)
(73.7)
Profit before taxation
1,177.9
350.3
Mining and income taxation
(432.5)
(175.6)
Normal taxation
(366.5)
(190.6)
Deferred taxation
(66.0)
15.0
Profit for the year
745.4
174.7
Attributable to:
Owners of the parent
723.0
161.6
Non-controlling interest
22.4
13.1
Diluted profit attributable to owners of the parent
719.3
161.6
Profit per share (cents) attributable to owners of the parent
82
20
Diluted profit per share (cents) attributable to owners of the parent
81
19
Non-IFRS measures and other disclosures
Non-recurring items:
Profit on disposal of Maverix
—
14.6
(Loss)/profit on disposal of assets
(0.2)
1.2
Restructuring costs
(2.0)
(0.6)
Damang – contract termination
(1.1)
(13.1)
Salares VAT
23.9
—
COVID-19 donations
(2.7)
—
Loss on buy-back of bond
—
(5.0)
Silicosis provision adjusted
(0.3)
1.6
Tarkwa expected credit loss
(29.0)
—
Reversal of impairment/(impairment) of FSE
62.3
(9.6)
Impairment of investments and assets
(11.7)
(0.2)
Other
(5.1)
(12.7)
Total non-recurring items
34.1
(23.8)
Taxation on items above
6.1
7.8
Non-recurring items after tax
40.2
(16.0)
Headline earnings attributable to owners of the parent
729.3
162.7
Diluted headline earnings attributable to owners of the parent
725.6
162.7
Headline earnings per share (cents) attributable to owners of the parent
83
20
Diluted headline earnings per share (cents) attributable to owners of the parent
82
19
Normalised profit attributable to owners of the parent
878.8
343.4
Normalised profit per share (cents) attributable to owners of the parent
100
42
US Dollar/South African Rand conversion rate
16.38
14.46
Australian Dollar/US Dollar conversion rate
0.69
0.70
Figures may not add as they are rounded independently.
Figures in millions unless otherwise stated
Dec 2020
(Reviewed)
Dec 2019
(Audited)

Gold Fields Results
2020

STATEMENT OF COMPREHENSIVE INCOME

United States Dollars
Year ended

Profit for the year
Other comprehensive income, net of tax
Equity investments at FVOCI – net change in fair value*
Taxation on above item*
Foreign currency translation adjustments
#
745.4
58.4
174.7
54.3
50.8
(1.2)
8.8
8.9
(23.1)
68.5
Total comprehensive income for the year
803.8
229.0
Attributable to:
– Owners of the parent
– Non-controlling interest
781.4
22.4
215.9
13.1
803.8
229.0
* Items that will not be reclassified to profit or loss.
#
Items can be subsequently reclassified to profit or loss.

STATEMENT OF FINANCIAL POSITION

United States Dollars
Non-current assets
5,713.0
5,460.2
Property, plant and equipment
4,771.2
4,657.1
Other non-current assets
220.8
210.5
Equity accounted investees
233.3
172.0
Investments
147.9
155.1
Loan advanced – contractors
68.4
—
Long-term financial assets
31.4
—
Deferred taxation
240.0
265.5
Current assets
1,730.4
1,069.9
Other current assets
843.6
554.9
Cash and cash equivalents
886.8
515.0
Assets held for sale
29.4
31.2
Total assets
7,472.8
6,561.3
Total equity
3,828.2
2,908.7
Non-current liabilities
2,728.1
2,284.8
Deferred taxation
499.9
433.6
Borrowings
1,443.4
1,160.9
Environmental rehabilitation provisions
361.9
370.3
Lease liabilities
364.8
287.7
Long-term employee benefits
33.4
11.5
Long-term financial liabilities
7.3
—
Other long-term provisions
17.4
20.8
Current liabilities
916.5
1,367.8
Other current liabilities
735.0
637.7
Current portion of borrowings
83.5
684.9
Current portion of employee benefits
33.8
—
Current portion of lease liabilities
64.2
45.2
Total equity and liabilities
7,472.8
6,561.3
US Dollar/South African Rand conversion rate
14.69
14.00
Australian Dollar/US Dollar conversion rate
0.77
0.70
Non-IFRS measures and other disclosures
Net debt
1,069.1
1,663.7
Net debt (excluding lease liabilities)
640.1
1,330.8
Figures in millions unless otherwise stated
Dec 2020
(Reviewed)
Dec 2019
(Audited)
Figures in millions unless otherwise stated
Dec 2020
(Reviewed)
Dec 2019
(Audited)

Gold Fields Results
2020

STATEMENT OF CHANGES IN EQUITY
United States Dollars
Year ended
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-
controlling
interests
Total
equity
Balance at 31 December 2019 (Audited)
3,622.5
(2,035.5)
1,190.0
131.7
2,908.7
Total comprehensive income
—
58.4
723.0
22.4
803.8
Profit for the year
—
—
723.0
22.4
745.4
Other comprehensive income
—
58.4
—
—
58.4
Dividends declared
—
—
(137.7)
(10.1)
(147.8)
Transaction with non-controlling interests holder*
—
—
(19.7)
19.7
—
Share-based payments
—
14.5
—
—
14.5
Shares issued
249.0
—
—
—
249.0
Balance at 31 December 2020 (Reviewed)
3,871.5
(1,962.6)
1,755.6
163.7
3,828.2
* On 6 December 2020, per the South Deep BEE transaction an interest of 3.33% in the South Deep mine vested to the BEE non-controlling interest holders

United States Dollars
Figures in millions unless otherwise stated
Stated
capital
Other
reserves
Retained
earnings
Non-
controlling
interests
Total
equity
Balance at 31 December 2018 (Audited)
3,622.5
(2,110.3)
1,073.9
120.8
2,706.9
Total comprehensive income
—
54.3
161.6
13.1
229.0
Profit for the year
—
—
161.6
13.1
174.7
Other comprehensive income
—
54.3
—
—
54.3
Dividends declared
—
—
(45.5)
(2.2)
(47.7)
Share-based payments
—
20.5
—
—
20.5
Balance at 31 December 2019 (Audited)
3,622.5
(2,035.5)
1,190.0
131.7
2,908.7

Gold Fields Results
2020

STATEMENT OF CASH FLOWS
United States Dollars
Year ended

Cash flows from operating activities
1,256.7
892.7
Profit before royalties and taxation
1,282.9
424.0
Amortisation and depreciation
661.3
610.0
Silicosis payment
(3.5)
(4.6)
Other non-cash items
(129.9)
143.4
South Deep BEE dividend
(1.1)
(1.4)
Change in working capital
(171.8)
(24.6)
Royalties and taxation paid
(381.2)
(254.1)
Dividends paid
(145.3)
(47.7)
Owners of the parent
(137.7)
(45.5)
Non-controlling interest holders
(7.6)
(2.2)
Cash flows from investing activities
(607.4)
(446.8)
Capital expenditure – additions
(583.7)
(612.5)
Capital expenditure – working capital
(7.1)
—
Proceeds on disposal of property, plant and equipment
0.7
3.7
Purchase of investments
(0.6)
(6.5)
Purchase of Asanko
—
(20.0)
Redemption of Asanko Preference shares
37.5
10.0
Proceeds on disposal of Maverix
—
66.8
Proceeds on disposal of subsidiary
—
6.2
Loan advanced – contractors
(68.4)
—
Proceeds on disposal of investments
22.9
112.6
Contributions to environmental trust funds
(8.7)
(7.1)
Cash flows from financing activities
(139.8)
(104.6)
Loans received
689.8
1,538.0
Loans repaid
(1,014.2)
(1,604.3)
Payment of lease liabilities
(64.4)
(38.3)
Shares issued
249.0
—
Net cash inflow
364.2
293.6
Translation adjustment
7.6
1.7
Cash and cash equivalents at beginning of the year
515.0
219.7
Cash and cash equivalents at end of the year
886.8
515.0
Non-IFRS measures and other disclosures
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares
631.0
248.5
Figures in millions unless otherwise stated
Dec 2020
(Reviewed)
Dec 2019
(Audited)

Gold Fields Results
2020

DEBT MATURITY LADDER (Reviewed)
Figures in millions unless otherwise stated
31 Dec
2021
31 Dec
2022
31 Dec
2023
31 Dec
2024
31 Dec
2029
Total
Uncommitted loan facilities
Rand million
1,535.0
—
—
—
—
1,535.0
US Dollar million
—
—
—
—
—
—
Rand debt translated to Dollar
104.5
—
—
—
—
104.5
Total (US$m)
104.5
—
—
—
—
104.5
Committed loan facilities
US Dollar million

250.0

165.0

435.0

662.0

931.4

2,443.4
Rand million
—
—
2,500.0
—
—
2,500.0
A$ Dollar million
—
—
500.0
—
—
500.0
Rand debt translated to Dollar
—
—
170.2
—
—
170.2
A$ Dollar debt translated to Dollar
—
—
384.7
—
—
384.7
Total (US$m)
250.0
165.0
989.9
662.0
931.4
2,998.3
Total (US$m) – Uncommitted and committed
loan facilities
354.5
165.0
989.9
662.0
931.4
3,102.8
Utilisation – Uncommitted loan facilities
Rand million
—
—
—
—
—
—
US Dollar million
—
—
—
—
—
—
Rand debt translated to Dollar
—
—
—
—
—
—
Total (US$m)
—
—
—
—
—
—
Utilisation – Committed loan facilities
(including US Dollar bond)
US Dollar million
83.5
68.8
181.2
497.0
496.4
1,326.9
Rand million
—
—
—
—
—
—
A$ Dollar million
—
—
260.0
—
—
260.0
Rand debt translated to Dollar
—
—
—
—
—
—
A$ Dollar debt translated to Dollar
—
—
200.0
—
—
200.0
Total (US$m)
83.5
68.8
381.2
497.0
496.4
1,526.9
Total (US$m) – Utilisation –
Uncommitted and committed loan facilities
83.5
68.8
381.2
497.0
496.4
1,526.9
Exchange rate : US$1.00 = R14.69 and US$1.00 = A$0.77 being the closing rate at 31 December 2020

Gold Fields Results
2020

RECONCILIATION OF HEADLINE EARNINGS
United States Dollars
Year ended

Net profit attributable to owners of the parent
Loss/(profit) on disposal of assets
Taxation effect on disposal of assets
Profit on disposal of Maverix
1
(Reversal of impairment)/impairment of FSE
Impairment of investments and assets and other
2
Taxation on impairment of investments and assets
2
Non-controlling interest effect on impairment of investments and assets
723.0
0.2
(0.1)
—
(62.3)
78.1
(8.9)
(0.7)
161.6
(1.2)
0.4
(33.8)
9.6
35.1
(9.0)
—
Headline earnings
729.3
162.7
Headline earnings per share – cents
Based on headline earnings as given above divided by 878,661,474 (December 2019 – 827,386,603) being the weighted average number of ordinary shares in issue.
83
20
1
Profit on disposal of Maverix of US$14.6m under non-recurring items comprises profit on disposal of associate of US$33.8m, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2m.
2
Includes write-off of exploration and evaluation assets in Australia and impairment of Asanko.
Figures in millions unless otherwise stated
Dec 2020
(Reviewed)
Dec 2019
(Audited)

Gold Fields Results
2020

Figures in millions unless
otherwise stated
December 2020
December 2019
FAIR VALUE HIERARCHY (Reviewed)
The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:
Level 1:
Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:
Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:
Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
There were no transfers during the year ended 31 December 2020 and 2019.
The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:
United States Dollars
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Financial assets measured
at fair value
Environmental trust funds
7.4
—
7.4
—
7.2
—
7.2
—
Trade receivables from
provisional copper sales
23.7
—
23.7
—
22.8
—
22.8
—
Investments – listed
42.4
42.4
—
—
47.9
47.9
—
—
Asanko redeemable
preference shares
92.6
—
—
92.6
95.5
—
—
95.5
Warrants
12.9
—
12.9
—
11.7
—
11.7
—
Gold and foreign currency
derivative contracts
(2019: oil derivative contracts)
113.3
—
113.3
—
1.1
—
1.1
—
Financial assets not
measured at fair value
Environmental trust funds
71.9
—
71.9
—
62.3
—
62.3
—
Financial liabilities
measured at fair value
Copper and oil derivative
contracts (2019: gold and
foreign currency derivative
contracts)
29.1
—
29.1
—
127.6
—
127.6
—
Financial liabilities not
measured at fair value
Borrowings
1,689.8
1,156.3
—
533.5
1,952.4
1,700.4
—
252.0
Environmental trust funds
The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.
Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange (“LME”) and, as such, classified within Level 2 of the fair value hierarchy.
Listed investments
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.
Asanko redeemable preference shares
The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related interest rates and expected redemption period.
Warrants
Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.
Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatility.
Borrowings
The 5-year notes and the 10-year notes (2019: 2020 notes, the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within
Level 3 of the fair value hierarchy.

Gold Fields Results
2020

HEDGING/DERIVATIVES (Reviewed)
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
•   to protect cash flows at times of significant expenditure;
•   for specific debt servicing requirements; and
•   to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to
December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel).
At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.
At the reporting date, the mark-to-market value on the hedge was negative US$10.0m with a realised loss of US$6.8m and unrealised loss of
US$10.1m for the year ended 31 December 2020.
Ghana – Gold hedge
In June 2019, a total of 275,000oz of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December
2020 using cash settled zero-cost collars (175,000oz) and average rate forwards (100,000oz). The average strike prices are US$1,364/oz on the floor and
US$1,449/oz on the cap. The average strike price on the forwards is US$1,382/oz.
In 2019, 100,000oz of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars. The average strike prices are US$1,400/oz on the floor and US$1,557/oz on the cap.
At the reporting date, the mark-to-market value on the hedge was nil as all instruments had matured, with a realised loss of US$114.6m, partially offset by an unrealised gain and prior year mark-to-market reversals of US$36.4m of for the year ended 31 December 2020.
Australia – Oil hedge
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.
At the reporting date, the mark-to-market value on the hedge was negative A$6.6m (US$5.1m) with a realised loss of A$4.9m (US$3.4m) and an unrealised loss of A$8.0m (US$5.5m) for the year ended 31 December 2020.
Australia – Gold hedge
In January 2019, a total of 456,000oz of the expected production for the Australian region was hedged for the period January 2019 to December 2019 using cash settled zero cost collars. The average strike prices are A$1,800/oz on the floor and A$1,869/oz on the cap.
In June 2019, a total of 480,000oz of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December
2020 using cash settled zero cost collars (270,000oz) and average rate forwards (210,000oz). The average strike prices are A$1,933/oz on the floor and A$2,014/oz on the cap. The average strike price on the forwards is A$1,957/oz.
In the first six months of 2020, 400,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts.
Between July and October 2020, an additional 600,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000oz hedged is A$2,190/oz.
At the reporting date, the mark-to-market value on the remaining puts was a positive A$35.5m (US$27.3m) with a realised loss relating to all instruments of A$292.2m (US$201.4m), partially offset by an unrealised gain and prior year mark-to-market reversals of A$104m (US$71.8m) for the year ended
31 December 2020.
South Africa – Gold hedge
In June 2019, a total of 200,000oz of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (100,000oz) and average rate forwards (100,000oz). The average strike price is R660,000/kg on the floor and
R727,000/kg on the cap. The average strike price is R681,400/kg on the forwards.
At the reporting date, the mark-to-market value on the hedge was nil as all instruments had matured with a realised loss of R1,562.6m (US$95.4m), partially offset by an unrealised gain and prior year mark-to-market reversals of R176m (US$10.7m) for the year ended 31 December 2020.
Salares Norte – Currency hedge
In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.
At the reporting date of 31 December 2020 the mark-to-market value on the hedge was a positive US$86.0m with a realised gain of US$5.2m and an unrealised gain of US$86.0m for the year ended 31 December 2020.
La Cima – Copper hedge
In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525/Mt on the floor and
US$7,382/Mt on the cap.
At the reporting date of 31 December 2020 the mark-to-market valuation on the hedge was a negative US$14.0m.
Outstanding hedges
At 31 December 2020, the following hedges are outstanding:
•   Australia gold – 1,000,000oz using bought puts at an average strike price of A$2,190/oz for the period January 2021 to December 2021.
•   Australia oil – a total of 51.6 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period January 2021 to December 2022.
•   Ghana oil – a total of 86.4 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period January 2021 to December 2022.
•   Peru – 24,000 metric tonnes of copper using cash settled zero cost collars at average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap for the period January 2021 to December 2021.
•   Chile – a total notional amount of US$484.9m at a rate of CLP/US$836.45 for the period January 2021 to December 2022.
* Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields Results
2020

SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars

Figures in millions unless otherwise stated
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Operating results (Unreviewed)
Ore milled/treated
Year 2020
42,706
40,032
2,258
21,707
14,234
4,798
2,674
6,796
(000 tonnes)
Year 2019
38,342
35,868
1,666
20,868
13,749
4,645
2,474
6,718
Yield
Year 2020
1.7
1.7
3.1
1.2
1.1
1.4
1.3
0.9
(grams per tonne)
Year 2019
1.8
1.9
4.1
1.3
1.2
1.4
1.4
1.4
Gold produced
Year 2020
2,312.4
2,200.0
226.9
861.7
526.3
223.0
112.5
207.1
(000 managed equivalent ounces)
Year 2019
2,269.5
2,156.5
222.1
840.4
519.1
208.4
113.0
292.7
Gold sold
Year 2020
2,311.8
2,202.1
226.9
858.9
526.3
223.0
109.7
205.5
(000 managed equivalent ounces)
Year 2019
2,249.8
2,137.8
222.1
839.4
519.1
208.4
112.0
296.9
Gold price received
Year 2020
1,765
1,768
1,763
1,766
1,763
1,798
1,715
1,795
(dollar per equivalent ounce)
Year 2019
1,387
1,388
1,418
1,384
1,388
1,384
1,369
1,344
Cost of sales before gold inventory change
Year 2020
39
39
101
29
21
49
40
23
and amortisation and depreciation (dollar
per tonne)
Year 2019
41
41
148
27
24
32
36
25
All-in-sustaining costs
Year 2020
969
961
1,237
1,027
1,017
1,008
1,114
484
(dollar per ounce) revised interpretation
Year 2019
885
873
1,259
942
958
809
1,112
381
Total all-in-cost
Year 2020
1,014
999
1,260
1,060
1,017
1,035
1,316
715
(dollar per ounce)
Year 2019
997
985
1,259
1,039
958
1,147
1,214
472
Financial results (US$ millions) (Reviewed)
Revenue
Cost of sales before amortisation and
depreciation
Cost of sales before gold
inventory change and
amortisation and depreciation
– Gold inventory change
Amortisation of mining assets
Other expenses
Profit/(loss) before royalties
and taxation
Royalties, mining and
income taxation
– Normal taxation
– Royalties
– Deferred taxation
Profit/(loss) before
non-recurring items
Non-recurring items
Net profit/(loss)
Capital expenditure
The average US Dollar/Rand exchange rates were US$1 = R16.38 for 2020 and US$1 = R14.46 for 2019.
The average Australian/US Dollar exchange rates were A$1 = US$0.69 for 2020 and A$1 = US$0.70 for 2019.
Figures may not add as they are rounded independently.
Year 2020
4,080.2
3,892.1
400.1
1,516.7
927.7
400.8
188.2
368.8
Year 2019
3,120.0
2,966.7
314.8
1,162.0
720.4
288.3
153.3
399.0
Year 2020
(1,583.4)
(1,489.3)
(229.0)
(562.9)
(297.0)
(171.9)
(94.1)
(154.4)
Year 2019
(1,513.9)
(1,423.4)
(242.2)
(547.5)
(315.4)
(141.7)
(90.4)
(162.5)
Year 2020
(1,661.9)
(1,554.7)
(227.2)
(634.8)
(294.5)
(233.1)
(107.1)
(158.3)
Year 2019
(1,555.1)
(1,466.4)
(245.9)
(569.0)
(329.8)
(150.4)
(88.7)
(168.4)
Year 2020
78.5
65.5
(1.8)
71.8
(2.4)
61.2
13.0
3.9
Year 2019
41.3
43.0
3.7
21.4
14.4
8.8
(1.7)
6.0
Year 2020
(672.2)
(649.3)
(29.1)
(266.7)
(168.2)
(75.6)
(22.9)
(77.6)
Year 2019
(642.0)
(599.0)
(32.9)
(278.7)
(181.8)
(53.9)
(43.0)
(92.6)
Year 2020
(516.7)
(514.4)
(91.1)
(128.5)
(83.9)
(42.3)
(2.3)
(32.2)
Year 2019
(304.6)
(296.5)
(35.2)
(80.4)
(43.5)
(28.9)
(8.0)
(17.7)
Year 2020
1,307.9
1,239.1
50.9
558.5
378.7
111.0
68.8
104.6
Year 2019
659.6
647.8
4.5
255.4
179.7
63.9
11.8
126.3
Year 2020
(511.5)
(502.1)
(15.9)
(238.2)
(173.9)
(54.9)
(9.4)
(48.4)
Year 2019
(252.8)
(245.3)
1.8
(111.2)
(78.3)
(25.4)
(7.5)
(43.0)
Year 2020
(347.8)
(347.8)
—
(129.6)
(129.6)
—
—
(52.2)
Year 2019
(184.5)
(184.5)
—
(72.5)
(72.5)
—
—
(56.3)
Year 2020
(114.4)
(105.0)
(2.0)
(62.5)
(37.1)
(16.0)
(9.4)
(5.6)
Year 2019
(81.4)
(73.7)
(1.6)
(43.9)
(25.8)
(10.3)
(7.7)
(5.5)
Year 2020
(49.3)
(49.3)
(13.9)
(46.1)
(7.2)
(38.9)
—
9.4
Year 2019
13.1
12.9
3.4
5.2
20.1
(15.1)
0.2
18.7
Year 2020
796.5
737.0
35.0
320.3
204.8
56.1
59.4
56.2
Year 2019
406.8
402.5
6.4
144.2
101.4
38.4
4.3
83.3
Year 2020
(47.9)
(47.9)
0.3
(42.2)
(31.3)
(10.9)
—
(2.3)
Year 2019
(26.1)
(26.1)
0.8
(13.1)
(0.1)
(13.0)
—
(0.2)
Year 2020
748.5
689.1
35.3
278.1
173.5
45.2
59.4
53.9
Year 2019
380.7
376.4
7.2
131.1
101.3
25.5
4.3
83.1
Year 2020
(517.0)
(485.8)
(49.1)
(198.2)
(147.2)
(19.9)
(31.2)
(49.9)
Year 2019
(636.6)
(609.8)
(33.1)
(228.6)
(125.5)
(76.3)
(26.8)
(56.1)

Gold Fields Results
2020

SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars
Figures in millions unless otherwise stated
United States Dollars
Australian Dollars
South
African
Rand
Australia
Region
Australia
Region
1
South
Africa
Region
2
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating results (Unreviewed)
Ore milled/treated (000 tonnes)
Year 2020
11,946
4,817
1,357
1,719
4,054
11,946
4,817
1,357
1,719
4,054
2,258
Year 2019 9,089 4,466 1,231 1,753 1,639 9,089 4,466 1,231 1,753 1,639 1,666
Yield (grams per tonne)
Year 2020
2.6
2.5
5.3
4.9
1.0
2.6
2.5
5.3
4.9
1.0
3.1
Year 2019 3.1 2.6 5.5 4.9 0.9 3.1 2.6 5.5 4.9 0.9 4.1
Gold produced (000 managed equivalent
ounces)
Year 2020
1,016.8
384.9
233.3
269.6
129.1
1,016.8
384.9
233.3
269.6
129.1
7,056
Year 2019 914.3 370.6 219.4 274.8 49.5 914.3 370.6 219.4 274.8 49.5 6,907
Gold sold (000 managed equivalent
ounces)
Year 2020
1,020.5
393.8
233.5
265.2
128.0
3
1,020.5
393.8
233.5
265.2
128.0
3
7,056
Year 2019 891.4 363.3 219.6 274.8 33.7
3
891.4 363.3 219.6 274.8 33.7
3
6,907
Gold price received (dollar per equivalent
ounce)
Year 2020
1,759
1,756
1,762
1,758
1,762
3
2,551
2,547
2,557
2,551
2,557
3
928,707
Year 2019 1,396 1,390 1,387 1,396 1,517
3
2,007 1,998 1,994 2,007 2,181
3
659,111
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
Year 2020
54
50
116
99
18
3
78
72
168
144
26
3
1,648
Year 2019 63 52 134 89 19
3
90 74 192 129 27
3
2,135
All-in sustaining costs
(dollar per ounce) revised
interpretation
Year 2020
917
843
1,017
938
921
3
1,331
1,223
1,475
1,360
1,337
3
651,514
Year 2019 829 818 967 752 683
3
1,192 1,176 1,391 1,081 983
3
585,482
Total all-in-cost
(dollar per ounce)
Year 2020
957
873
1,053
1,010
931
3
1,388
1,266
1,528
1,465
1,350
3
663,635
Year 2019 986 963 1,152 922 684
3
1,418 1,385 1,656 1,325 983
3
585,482
Financial results (US$ millions) (Reviewed)
Revenue
Year 2020
1,794.7
691.4
411.5
466.4
225.4
3
2,603.8
1,003.0
597.0
676.7
327.2
3
6,552.9
Year 2019 1,244.2 504.9 304.5 383.7 51.2
3
1,789.1 726.0 437.8 551.7 73.6
3
4,552.5
Cost of sales before amortisation and
depreciation
Year 2020
(637.1)
(234.1)
(162.8)
(167.1)
(73.1)
3
(924.1)
(339.5)
(236.1)
(242.5)
(106.1)
3
(3,750.6)
Year 2019 (561.6) (228.7) (162.0) (157.2) (13.7)
3
(807.5) (328.8) (232.9) (226.1) (19.7)
3
(3,502.6)
Cost of sales before gold inventory
change and amortisation and
depreciation
Year 2020
(641.6)
(240.7)
(157.3)
(170.2)
(73.4)
3
(930.7)
(349.1)
(228.2)
(246.9)
(106.5)
3
(3,721.7)
Year 2019 (571.8) (231.2) (164.5) (156.9) (19.1)
3
(822.1) (332.5) (236.6) (225.6) (27.5)
3
(3,556.3)
– Gold inventory change
Year 2020
4.5
6.6
(5.4)
3.1
0.3
3
6.6
9.6
(7.9)
4.5
0.4
3
(28.9)
Year 2019 10.2 2.5 2.6 (0.3) 5.4
3
14.6 3.6 3.7 (0.5) 7.8
3
53.7
Amortisation of mining assets
Year 2020
(298.8)
(433.4)
(476.0)
Year 2019 (237.8) (341.9) (475.7)
Other expenses
Year 2020
(264.9)
(384.3)
(1,492.0)
Year 2019 (171.3) (246.3) (508.5)
taxation
Year 2020
593.9
862.0
834.3
Year 2019 273.4 393.2 65.7
Royalties, mining and income taxation
Year 2020
(208.9)
(303.1)
(260.9)
Year 2019 (100.5) (144.5) 26.6
– Normal taxation
Year 2020
(166.0)
(240.8)
—
Year 2019 (55.7) (80.1) —
– Royalties
Year 2020
(44.3)
(64.2)
(32.8)
Year 2019 (30.5) (43.9) (22.8)
– Deferred taxation
Year 2020
1.3
2.0
(228.1)
Year 2019 (14.2) (20.5) 49.4
items
Year 2020
384.9
558.9
573.5
Year 2019 172.9 248.7 92.3
Non-recurring items
Year 2020
(3.8)
(5.4)
5.2
Year 2019 (13.7) (19.7) 12.1
Year 2020
381.2
553.4
578.6
Year 2019 159.3 229.0 104.4
Capital expenditure
Year 2020
(219.8)
(73.5)
(51.9)
(66.4)
(28.0)
(318.8)
(106.5)
(75.3)
(96.4)
(40.6)
(803.9)
Year 2019 (318.8) (98.3) (76.1) (72.2) (72.1) (458.4) (141.4) (109.5) (103.8) (103.7) (479.1)
At the Australian operations, as a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below cost of sales.
1
For Australia, all financial numbers are in Australian Dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
3
Includes post commercial level data only.
Figures may not add as they are rounded independently.

Gold Fields Results
2020

ALL-IN COST (Unreviewed)
World Gold Council Industry Standard
United States Dollars

Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
Cost of sales before gold
inventory change and
amortisation and depreciation
Gold inventory change
Royalties
Realised gains/(losses) on
commodity cost hedges
Community/social
responsibility costs
Non-cash remuneration –
share-based payments
Cash remuneration
(long-term incentive plan)
Other
By-product credits
Rehabilitation amortisation
and interest
Sustaining capital expenditure
Lease payments
All-in sustaining costs
Realised gains/losses on capital cost
hedges
Non-cash remuneration (share based
payments)
Cash remuneration (long term incentive
plan)
Lease payments
Exploration, feasibility
and evaluation costs
Non-sustaining capital
expenditure
Total all-in cost
Total all-in sustaining cost
Gold only ounces sold
– (000 ounces)
AISC per ounce of gold sold
US$/oz
Total all-in cost
Gold only ounces sold
– (000 ounces)
AIC per ounce of gold sold
US$/oz
The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.
#
Includes Gold Fields 45% share of deferred stripping of US$6.7m (100% basis US$14.8m) and US$15.3m (100% basis US$34.0m) for the year ended 31 December 2020 and
31 December 2019, respectively.
Year 2020
(1,661.9)
(1,661.9)
(1,554.7)
(227.2)
(634.7)
(294.5)
(233.1)
(107.1)
(158.3)
Year 2019
(1,553.5)
(1,553.4)
(1,466.4)
(245.9)
(567.2)
(329.8)
(150.4)
(87.0)
(168.4)
Year 2020
78.5
78.5
65.5
(1.8)
71.8
(2.4)
61.2
13.0
3.9
Year 2019
41.6
41.6
43.0
3.7
21.8
14.4
8.8
(1.4)
6.0
Year 2020
(114.4)
(114.4)
(105.0)
(2.0)
(62.5)
(37.1)
(16.0)
(9.4)
(5.6)
Year 2019
(81.4)
(81.4)
(73.7)
(1.6)
(43.9)
(25.8)
(10.3)
(7.7)
(5.5)
Year 2020
(10.2)
(10.2)
(10.2)
—
(6.8)
(4.7)
(2.1)
—
—
Year 2019
8.5
8.5
8.5
—
5.4
3.9
1.5
—
—
Year 2020
(12.4)
(12.4)
(12.4)
(0.7)
(7.9)
(5.9)
(2.0)
—
(3.9)
Year 2019
(18.2)
(18.2)
(18.0)
(1.7)
(13.0)
(11.7)
(1.2)
(0.1)
(3.4)
Year 2020
(14.3)
(6.6)
(6.6)
0.6
(2.8)
(2.9)
—
—
(1.5)
Year 2019
(20.5)
(9.8)
(9.8)
0.8
(5.2)
(3.4)
(1.8)
—
(1.1)
Year 2020
(49.2)
(41.7)
(41.7)
(6.1)
(12.7)
(8.8)
(3.9)
—
(5.3)
Year 2019
(9.1)
(6.7)
(6.7)
(1.8)
(2.2)
(1.5)
(0.7)
—
(0.4)
Year 2020
(1.0)
(1.0)
(1.0)
—
(1.0)
—
(1.0)
—
—
Year 2019
(5.3)
(4.4)
(4.4)
—
—
—
—
—
(4.4)
Year 2020
148.3
148.3
147.9
0.6
1.8
1.3
0.1
0.4
144.1
Year 2019
168.5
168.5
168.2
0.3
2.1
1.6
0.1
0.4
165.1
Year 2020
(24.6)
(24.6)
(24.4)
(0.1)
(8.6)
(6.2)
(2.1)
(0.2)
(6.7)
Year 2019
(20.3)
(20.1)
(19.7)
(0.2)
(6.0)
(4.2)
(1.4)
(0.4)
(5.8)
Year 2020
(422.0)
(420.9)
(408.0)
(43.9)
(174.0)
(147.2)
(13.8)
(12.9)
#
(23.6)
Year 2019
(341.2)
(339.8)
(320.2)
(33.1)
(150.9)
(125.5)
(5.8)
(19.6)
#
(43.8)
Year 2020
(91.8)
(89.9)
(84.0)
(0.1)
(44.4)
(26.5)
(11.9)
(5.9)
(1.1)
Year 2019
(65.7)
(57.0)
(48.4)
(0.1)
(31.4)
(15.4)
(7.3)
(8.7)
(1.0)
Year 2020
(2,175.0)
(2,156.8)
(2,034.6)
(280.7)
(881.9)
(535.0)
(224.7)
(122.2)
(58.1)
Year 2019
(1,894.3)
(1,870.1)
(1,745.6)
(279.7)
(790.5)
(497.4)
(168.6)
(124.5)
(60.8)
Year 2020
5.2
—
—
—
—
—
—
—
—
Year 2019
—
—
—
—
—
—
—
—
—
Year 2020
(0.2)
—
—
—
—
—
—
—
—
Year 2019
—
—
—
—
—
—
—
—
—
Year 2020
(2.1)
—
—
—
—
—
—
—
—
Year 2019
—
—
—
—
—
—
—
—
—
Year 2020
(0.9)
—
—
—
—
—
—
—
—
Year 2019
—
—
—
—
—
—
—
—
—
Year 2020
(36.8)
(5.4)
(1.4)
—
(3.9)
—
—
(3.9)
(1.4)
Year 2019
(56.4)
(6.4)
(2.2)
—
(4.2)
—
—
(4.2)
(2.2)
Year 2020
(192.9)
(96.2)
(77.9)
(5.2)
(24.3)
—
(6.1)
(18.2)
(26.3)
Year 2019
(298.2)
(230.1)
(222.9)
—
(77.7)
—
(70.5)
(7.2)
(12.4)
Year 2020
(2,402.7)
(2,258.4)
(2,114.0)
(285.9)
(910.1)
(535.0)
(230.8)
(144.4)
(85.9)
Year 2019
(2,248.9)
(2,106.6)
(1,970.7)
(279.7)
(872.4)
(497.4)
(239.0)
(136.0)
(75.4)
Year 2020
(2,175.0)
(2,156.8)
(2,034.6)
(280.7)
(881.9)
(535.0)
(224.7)
(122.2)
(58.1)
Year 2019
(1,894.3)
(1,870.1)
(1,745.6)
(279.7)
(790.5)
(497.4)
(168.6)
(124.5)
(60.8)
Year 2020
2,226.4
2,226.4
2,116.7
226.9
858.9
526.3
223.0
109.7
120.2
Year 2019
2,112.6
2,112.6
2,000.6
222.1
839.4
519.1
208.4
112.0
159.7
Year 2020
977
969
961
1,237
1,027
1,017
1,008
1,114
484
Year 2019
897
885
873
1,259
942
958
809
1,112
381
Year 2020
(2,402.7)
(2,258.4)
(2,114.0)
(285.9)
(910.1)
(535.0)
(230.8)
(144.4)
(85.9)
Year 2019
(2,248.9)
(2,106.6)
(1,970.7)
(279.7)
(872.4)
(497.4)
(239.0)
(136.0)
(75.4)
Year 2020
2,226.4
2,226.4
2,116.7
226.9
858.9
526.3
223.0
109.7
120.2
Year 2019
2,112.6
2,112.6
2,000.6
222.1
839.4
519.1
208.4
112.0
159.7
Year 2020
1,079
1,014
999
1,260
1,060
1,017
1,035
1,316
715
Year 2019
1,064
997
985
1,259
1,039
958
1,147
1,214
472

Gold Fields Results
2020

Figures in millions unless otherwise stated
Cost of sales before gold inventory change and amortisation and depreciation
Gold inventory change
Royalties
Realised gains/losses on commodity cost hedges
Community/social responsibility costs
Non-cash remuneration – share-based payments
Cash remuneration (long-term incentive plan)
Other
By-product credits
Rehabilitation amortisation and interest
Sustaining capital expenditure
Lease payments
All-in sustaining costs
Realised gains/losses on capital cost hedges
Non-cash remuneration (share based payments)
Cash remuneration (long term incentive plan)
Lease payments
Exploration, feasibility and evaluation costs
Non-sustaining capital expenditure
Total all-in cost
Total all-in sustaining cost
Gold only ounces sold – (000 ounces)
AISC per ounce of gold sold US$/oz
Total all-in cost
Gold only ounces sold – (000 ounces)
AIC per ounce of gold sold US$/oz
ALL-IN COST (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD
United States Dollars
Australia
Region
Australia
Corporate
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
and
projects
Year 2020
(641.6)
(240.7)
(157.3)
(170.2)
(73.4)
—
Year 2019
(571.8)
(231.2)
(164.5)
(156.9)
(19.1)
—
Year 2020
4.5
6.6
(5.4)
3.1
0.3
—
Year 2019
10.2
2.5
2.6
(0.3)
5.4
—
Year 2020
(44.3)
(17.1)
(10.1)
(11.5)
(5.5)
—
Year 2019
(30.5)
(12.5)
(7.3)
(9.5)
(1.3)
—
Year 2020
(3.4)
(1.6)
(1.1)
(0.7)
—
—
Year 2019
3.1
1.9
0.6
0.5
—
—
Year 2020
—
—
—
—
—
—
Year 2019
—
—
—
—
—
—
Year 2020
(2.8)
(0.8)
(0.6)
(0.8)
(0.6)
(7.8)
Year 2019
(4.3)
(1.7)
(1.2)
(1.3)
(0.1)
(10.7)
Year 2020
(17.6)
(6.4)
(4.5)
(5.0)
(1.7)
(7.5)
Year 2019
(2.3)
(0.9)
(0.6)
(0.7)
(0.1)
(2.4)
Year 2020
—
—
—
—
—
—
Year 2019
—
—
—
—
—
(0.9)
Year 2020
1.8
0.9
0.3
0.2
0.4
—
Year 2019
1.0
0.6
0.3
0.1
0.1
—
Year 2020
(9.1)
(3.6)
(1.7)
(2.1)
(1.6)
—
Year 2019
(8.1)
(4.0)
(1.8)
(1.6)
(0.6)
(0.3)
Year 2020
(179.5)
(61.9)
(43.5)
(47.3)
(26.8)
(1.1)
Year 2019
(111.9)
(45.6)
(35.7)
(25.5)
(5.2)
(1.4)
Year 2020
(44.3)
(7.5)
(13.6)
(14.3)
(8.9)
(1.9)
Year 2019
(24.4)
(6.3)
(4.6)
(11.3)
(2.2)
(8.6)
Year 2020
(936.2)
(332.1)
(237.4)
(248.7)
(117.9)
(18.2)
Year 2019
(739.2)
(297.2)
(212.4)
(206.5)
(23.0)
(24.1)
Year 2020
—
—
—
—
—
5.2
Year 2019
—
—
—
—
—
Year 2020
—
—
—
—
—
(0.2)
Year 2019
—
—
—
—
—
Year 2020
—
—
—
—
—
(2.1)
Year 2019
—
—
—
—
—
Year 2020
—
—
—
—
—
(0.9)
Year 2019
—
—
—
—
—
Year 2020
—
—
—
—
—
(31.4)
Year 2019
—
—
—
—
—
(50.0)
Year 2020
(40.3)
(11.5)
(8.5)
(19.1)
(1.2)
(96.7)
Year 2019
(140.0)
(52.8)
(40.5)
(46.7)
—
(68.1)
Year 2020
(976.5)
(343.6)
(245.9)
(267.9)
(119.1)
(144.3)
Year 2019
(879.2)
(350.0)
(252.8)
(253.3)
(23.1)
(142.2)
Year 2020
(936.2)
(332.1)
(237.4)
(248.7)
(117.9)
(18.2)
Year 2019
(739.2)
(297.2)
(212.4)
(206.5)
(23.0)
(24.1)
Year 2020
1,020.5
393.8
233.5
265.2
128.0
—
Year 2019
891.4
363.3
219.6
274.8
33.7
—
Year 2020
917
843
1,017
938
921
—
Year 2019
829
818
967
752
683
—
Year 2020
(976.5)
(343.6)
(245.9)
(267.9)
(119.1)
(144.3)
Year 2019
(879.2)
(350.0)
(252.8)
(253.3)
(23.1)
(142.2)
Year 2020
1,020.5
393.8
233.5
265.2
128.0
Year 2019
891.4
363.3
219.6
274.8
33.7
—
Year 2020
957
873
1,053
1,010
931
—
Year 2019
986
963
1,152
922
684
—
The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold Fields Results
2020

ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS
OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE
OF GOLD SOLD (Unreviewed)
World Gold Council Industry Standard
United States Dollars

Figures in millions unless otherwise stated
Total
Group
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total
Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Total
Tarkwa
Damang
Asanko
45%
Cerro
Corona
All-in sustaining costs
Year 2020
(per table on page 33)
Year 2019
(2,175.0)
(1,894.3)
(2,156.8)
(1,870.1)
(2,034.6)
(1,745.6)
(280.7)
(279.7)
(881.9)
(790.5)
(535.0)
(497.4)
(224.7)
(168.6)
(122.2)
(124.5)
(58.1)
(60.8)
Year 2020
(148.3)
(148.3)
(147.9)
(0.6)
(1.8)
(1.3)
(0.1)
(0.4)
(144.1)
Add back by-product credits
Year 2019
(168.5)
(168.5)
(168.2)
(0.3)
(2.1)
(1.6)
(0.1)
(0.4)
(165.1)
All-in sustaining costs gross of
Year 2020
(2,323.3)
(2,305.1)
(2,182.5)
(281.2)
(883.7)
(536.3)
(224.8)
(122.6)
(202.2)
by-product credits
Year 2019
(2,062.8)
(2,038.6)
(1,913.8)
(280.0)
(792.6)
(499.0)
(168.7)
(124.9)
(225.9)
Year 2020
2,311.8
2,311.8
2,202.1
226.9
858.9
526.3
223.0
109.7
205.5
Gold equivalent ounces sold
Year 2019
2,249.8
2,249.8
2,137.8
222.1
839.4
519.1
208.4
112.0
296.9
AISC gross of by-product
Year 2020
1,005
997
991
1,240
1,029
1,019
1,008
1,118
984
credits per equivalent
ounce of gold – US$/eq oz
Year 2019
917
906
895
1,261
944
961
810
1,115
761
All-in cost
Year 2020
(2,402.7)
(2,258.4)
(2,114.0)
(285.9)
(910.1)
(535.0)
(230.8)
(144.4)
(85.9)
(per table on page 33)
Year 2019
(2,248.9)
(2,106.6)
(1,970.7)
(279.7)
(872.4)
(497.4)
(239.0)
(136.0)
(75.4)
Year 2020
(148.3)
(148.3)
(147.9)
(0.6)
(1.8)
(1.3)
(0.1)
(0.4)
(144.1)
Add back by-product credits
Year 2019
(168.5)
(168.5)
(168.2)
(0.3)
(2.1)
(1.6)
(0.1)
(0.4)
(165.1)
Year 2020
(2,551.0)
(2,406.7)
(2,261.9)
(286.5)
(911.9)
(536.3)
(230.8)
(144.8)
(230.0)
All-in cost gross of by-product credits
Year 2019
(2,417.4)
(2,275.1)
(2,138.9)
(280.0)
(874.5)
(499.0)
(239.1)
(136.4)
(240.5)
Year 2020
2,311.8
2,311.8
2,202.1
226.9
858.9
526.3
223.0
109.7
205.5
Gold equivalent ounces sold
Year 2019
2,249.8
2,249.8
2,137.8
222.1
839.4
519.1
208.4
112.0
296.9
AIC gross of by-product
Year 2020
1,103
1,041
1,027
1,263
1,062
1,019
1,035
1,320
1,119
credits per equivalent
ounce of gold – US$/eq oz
Year 2019
1,074
1,011
1,000
1,261
1,042
961
1,148
1,218
810
The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold Fields Results
2020

ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS
OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE
OF GOLD SOLD (Unreviewed)
World Gold Council Industry Standard
United States Dollars

Figures in millions unless otherwise stated

Total
Australia
Region

Corporate
and
projects
Australia
St Ives
Agnew
Granny
Smith
Gruyere
50%
All-in sustaining costs
(per table on page 34)
Year 2020
Year 2019
(936.2)
(739.2)
(332.1)
(297.2)
(237.4)
(212.4)
(248.7)
(206.5)
(117.9)
(23.0)
(18.2)
(24.1)
Year 2020
(1.8)
(0.9)
(0.3)
(0.2)
(0.4)
—
Add back by-product credits
Year 2019
(1.0)
(0.6)
(0.3)
(0.1)
(0.1)
—
All-in sustaining costs gross of by-product
Year 2020
(938.0)
(333.0)
(237.8)
(248.9)
(118.3)
(18.2)
credits
Year 2019
(740.2)
(297.8)
(212.7)
(206.6)
(23.1)
—
Year 2020
1,020.5
393.8
233.5
265.2
128.0
—
Gold equivalent ounces sold
Year 2019
891.4
363.3
219.6
274.8
33.7
—
AISC gross of by-product credits per
Year 2020
919
846
1,018
938
925
—
equivalent
ounce of gold – US$/eq oz
Year 2019
830
820
969
752
685
—
All-in cost
Year 2020
(976.5)
(343.6)
(245.9)
(267.9)
(119.1)
(144.3)
(per table on page 34)
Year 2019
(879.2)
(350.0)
(252.8)
(253.3)
(23.0)
(142.2)
Year 2020
(1.8)
(0.9)
(0.3)
(0.2)
(0.4)
—
Add back by-product credits
Year 2019
(1.0)
(0.6)
(0.3)
(0.1)
(0.1)
—
Year 2020
(978.3)
(344.5)
(246.2)
(268.0)
(119.5)
(144.3)
All-in cost gross of by-product credits
Year 2019
(880.2)
(350.6)
(253.1)
(253.4)
(23.1)
(142.2)
Year 2020
1,020.5
393.8
233.5
265.2
128.0
—
Gold equivalent ounces sold
Year 2019
891.4
363.3
219.6
274.8
33.7
—
AIC gross of by-product credits per
Year 2020
959
875
1,055
1,010
934
—
equivalent ounce of gold – US$/eq oz
Year 2019
987
965
1,153
922
685
—
The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold Fields Results
2020
UNDERGROUND AND SURFACE (Unreviewed)
37
United States Dollars
Imperial ounces with metric tonnes
and grade
Total Mine
Operations
Including
Equity
Accounted
Joint
Venture
Total Mine
Operations
Excluding
Equity
Accounted
Joint
Venture
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana
Peru
Australia
South
Deep
Total    Tarkwa   Damang
Asanko
45%
Cerro
Corona
Total
St Ives    Agnew
Granny
Smith
Gruyere
50%
Tonnes mined (000 tonnes)
– underground ore
Year 2020
5,867
5,867
1,136
—
—
—
—
—
4,731
1,737
1,294
1,700
—
Year 2019
5,384
5,384
1,060
—
—
—
—
—
4,323
1,328
1,284
1,712
—
– underground waste
Year 2020
2,245
2,245
86
—
—
—
—
—
2,159
772
750
637
—
Year 2019
2,312
2,312
77
—
—
—
—
—
2,235
926
678
631
—
– surface ore
Year 2020
35,022
32,236
—
21,344
11,877
6,680
2,787
7,303
6,376
2,331
—
—
4,044
Year 2019
37,148
34,865
—
21,991
15,029
4,680
2,282
8,024
7,132
3,752
—
—
3,380
– total
Year 2020
43,134
40,347
1,221
21,344
11,877
6,680
2,787
7,303
13,266
4,841
2,044
2,336
4,044
Year 2019
44,843
42,561
1,138
21,991
15,029
4,680
2,282
8,024
13,690
6,006
1,961
2,342
3,380
Grade mined (grams per tonne)
– underground ore
Year 2020
5.6
5.6
6.3
—
—
—
—
—
5.4
5.3
5.8
5.3
—
Year 2019
5.3
5.3
6.2
—
—
—
—
—
5.0
4.1
5.7
5.3
—
– surface ore
Year 2020
1.3
1.3
—
1.5
1.4
1.6
1.4
0.9
1.3
1.7
—
—
1.1
Year 2019
1.3
1.3
—
1.3
1.2
1.6
1.5
1.0
1.3
1.8
—
—
0.9
– total
Year 2020
1.8
1.9
5.9
1.5
1.4
1.6
1.4
0.9
3.1
3.2
5.8
5.3
1.1
Year 2019
1.7
1.7
5.8
1.3
1.2
1.6
1.5
1.0
2.7
2.4
5.7
5.3
0.9
Gold mined (000 ounces)
– underground ore
Year 2020
1,055.6
1,055.6
230.2
—
—
—
—
—
825.4
294.1
240.4
290.9
—
Year 2019
911.6
911.6
210.4
—
—
—
—
—
701.2
174.6
235.5
291.1
—
– surface ore
Year 2020
1,480.9
1,351.4
—    1,010.3
533.3
347.4
129.6
200.2
270.5
129.2
—
—
141.3
Year 2019
1,521.8
1,410.2
—
943.9
594.4
237.9
111.6
270.0
308.0
213.3
—
—
94.6
– total
Year 2020
2,536.6
2,407.0
230.2     1,010.3
533.3
347.4
129.6
200.2    1,095.9
423.2
240.4
290.9
141.3
Year 2019
2,433.5
2,321.9
210.4
943.9
594.4
237.9
111.6
270.0    1,009.2
387.9
235.5
291.1
94.6
Ore milled/treated (000 tonnes)
– underground ore
Year 2020
6,051
6,051
1,154
—
—
—
—
—
4,897
1,821
1,357
1,719
—
Year 2019
5,549
5,549
1,098
—
—
—
—
—
4,450
1,467
1,231
1,753
—
– underground waste
Year 2020
55
55
55
—
—
—
—
—
—
—
—
—
—
Year 2019
53
53
53
—
—
—
—
—
—
—
—
—
—
– surface ore
Year 2020
36,600
33,926
1,048
21,707
14,234
4,798
2,674
6,796
7,050
2,996
—
—
4,054
Year 2019
32,740
30,266
515
20,868
13,749
4,645
2,474
6,718
4,639
2,999
—
—
1,639
– total
Year 2020
42,706
40,032
2,258
21,707
14,234
4,798
2,674
6,796
11,946
4,817
1,357
1,719
4,054
Year 2019
38,342
35,868
1,666
20,868
13,749
4,645
2,474
6,718
9,089
4,466
1,231
1,753
1,639
Yield (grams per tonne)
– underground ore
Year 2020
5.0
5.0
6.0
—
—
—
—
—
4.8
4.3
5.3
4.9
—
Year 2019
5.0
5.0
6.2
—
—
—
—
—
4.7
3.8
5.5
4.9
—
– surface ore
Year 2020
1.1
1.1
0.1
1.2
1.1
1.4
1.3
0.9
1.2
1.4
—
—
1.0
Year 2019
1.3
1.3
0.2
1.3
1.2
1.4
1.4
1.4
1.6
2.0
—
—
0.9
– combined
Year 2020
1.7
1.7
3.1
1.2
1.1
1.4
1.3
0.9
2.6
2.5
5.3
4.9
1.0
Year 2019
1.8
1.9
4.1
1.3
1.2
1.4
1.4
1.4
3.1
2.6
5.5
4.9
0.9
Gold produced (000 ounces)
– underground ore
Year 2020
978.2
978.2
223.2
—
—
—
—
—
755.0
252.1
233.3
269.6
—
Year 2019
893.8
893.8
219.4
—
—
—
—
—
674.3
180.1
219.4
274.8
—
– surface ore
Year 2020
1,334.2
1,221.8
3.6
861.7
526.3
223.0
112.5
207.1
261.9
132.8
—
—
129.1
Year 2019
1,375.7
1,262.8
2.6
840.4
519.1
208.4
113.0
292.7
240.0
190.5
—
—
49.5
– total
Year 2020
2,312.4
2,200.0
226.9
861.7
526.3
223.0
112.5
207.1 1,016.8
384.9
233.3
269.6
129.1
Year 2019
2,269.5
2,156.5
222.1
840.4
519.1
208.4
113.0
292.7
914.3
370.6
219.4
274.8
49.5
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
– underground
Year 2020
114
114
178
—
—
—
—
—
99
86
116
99
—
Year 2019
124
124
213
—
—
—
—
—
101
88
134
89
—
– surface
Year 2020
26
25
11
29
21
49
41
23
22
28
—
—
18
Year 2019
26
25
2
27
24
32
36
25
26
34
—
—
19
– total
Year 2020
39
39
101
29
21
49
41
23
54
50
116
99
18
Year 2019
41
41
148
27
24
32
36
25
63
52
134
89
19

Gold Fields Results
2020

Review of Operations
Quarter ended 31 December 2020 compared with
quarter ended 30 September 2020
Figures may not add as they are rounded independently.
South Africa region
South Deep
000
Ore mined
tonnes
000
Waste mined
tonnes
000
Total tonnes
tonnes
Grade mined –
underground reef
g/t
Grade mined –
underground total
g/t
Gold mined
kg
000’oz
Destress
m
2
Development
m
Secondary support
m
Backfill
m
3
Ore milled –
000
underground reef
tonnes
Ore milled –
000
underground waste
tonnes
000
Ore milled – surface
tonnes
000
Total tonnes milled
tonnes
Yield – underground reef
g/t
Surface yield
g/t
Total yield
g/t
Gold produced
kg
000’oz
Gold sold
kg
000’oz
AISC – revised
R/kg
interpretation guidance
(WGC November 2018)
US$/oz
AIC
R/kg
US$/oz
Sustaining capital
Rm
expenditure
US$m
Non-sustaining capital
Rm
expenditure
US$m
Total capital expenditure
Rm
US$m
304
341
(11)%
45
25
81%
349
366
(5)%
6.30
6.37
(1)%
5.49
5.94
(8)%
1,915
2,174
(12)%
61.6
69.9
(12)%
10,054
10,533
(5)%
1,012
995
2%
2,577
3,322
(22)%
68,821
113,027
(39)%
324
329
(2)%
37
6
551%
380
228
67%
741
563
32%
5.76
6.07
(5)%
0.13
0.08
54%
2.58
3.59
(28)%
1,914
2,019
(5)%
61.5
64.9
(5)%
1,965
2,049
(4)%
63.2
65.9
(4)%
734,814
572,447
28%
1,443
1,055
37%
761,455
583,344
31%
1,494
1,075
39%
357.1
130.6
173%
22.1
7.7
186%
52.3
22.3
134%
3.2
1.3
142%
409.4
152.9
168%
25.4
9.1
180%
South Deep ramped up production post COVID-19 lockdown and
interruptions and has maintained momentum.
Gold production decreased by 5% to 1,914kg (61,500oz) in the
December quarter from 2,019kg (64,900oz) in the September quarter as a result of milling lower reef tonnes at lower grade as per plan.
Gold mined decreased by 12% to 1,915kg (61,600oz) in the December quarter from 2,174kg (69,900oz) in the September quarter mainly as a result of a planned maintenance upgrade of the main shaft man winder brake which had a consequential impact on mining activities in the last two weeks of December.
Reef yield decreased by 5% to 5.76g/t in the December quarter from
6.07g/t in the September quarter due to treating lower grade material, which was impacted by ore phasing between broken and trammed tonnes.
Development increased by 2% to 1,012m in the December quarter from
995m in the September quarter, while destress decreased by 5% to
10,054m
2
in the December quarter from 10,533m
2
in the September
quarter. Seismicity related stoppages impacted destress progress, however, destress resources were diverted to development.
Secondary support and backfill decreased quarter-on-quarter by 22%
and 39%, respectively. The reduction in backlog secondary support is in line with the business plan. Whilst there is a reduction in backfill placed, priority voids have been filled with only 30,000m³ available for filling.
All-in cost increased by 31% to R761,455/kg (US$1,494/oz) in the
December quarter from R583,344/kg (US$1,075/oz) in the September quarter mainly driven by less gold sold, higher cost of sales before amortisation and depreciation and higher capital expenditure relating to cash flow phasing attributable to supply chain constraints as a result of COVID-19 in the previous quarter. The main drivers behind the increase was delivery of fleet (R96m), man winder drum upgrade
(R28m), construction of a plant perimeter wall (R13m), the expansion and civils for on-site power generation (R12m) and the increase in new mine development quarter-on-quarter (R25m).
West Africa region
Ghana
Dec
2020
Sept
2020
%
Variance
Ore mined
000
tonnes
2,922
2,613 12%
Waste (Capital)
000
tonnes
14,016
12,804 9%
Waste (Operational)
000
tonnes
4,938
6,281 (21)%
Total waste mined
000
tonnes
18,954
19,085 (1)%
Total tonnes mined
000
tonnes
21,876
21,698 1%
Strip ratio
waste/
ore
6.5
7.3 (11)%
Grade mined g/t
1.54
1.40 10%
Gold mined 000’oz
144.6
117.7 23%
Tonnes milled
000
tonnes
3,452
3,468 —%
Yield g/t
1.15
1.14 —%
Gold produced 000’oz
127.2
127.3 —%
Gold sold 000’oz
127.2
127.3 —%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
996
1,099 (9)%
AIC US$/oz
996
1,099 (9)%
Sustaining capital
expenditure US$m
38.2
41.5 (8)%
Non-sustaining
expenditure US$m
—
— —%
Total capital expenditure US$m
38.2
41.5 (8)%
Gold production decreased marginally to 127,200oz in the December quarter from 127,300oz in the September quarter. Realised yield increased to 1.15g/t in the December quarter from 1.14g/t in the
September quarter.
Total tonnes mined, including capital waste stripping, increased by 1%
to 21.9 million tonnes in December quarter from 21.7 million tonnes in September quarter due to improved equipment performance. Ore mined increased by 12% to 2.9 million tonnes in December quarter from
2.6 million tonnes in September quarter. Capital waste increased by
9% to 14.0 million tonnes in the December quarter from 12.8 million tonnes in the September quarter. Operational waste decreased by 21%
to 4.9 million tonnes in December quarter from 6.3 million tonnes in
September quarter due to increased focus on capital waste mining to exposed ore for January 2021.
Dec
2020
Sept
2020
%
Variance

Gold Fields Results
2020

The additional gold mined as a result of the December quarter face positions was stockpiled in order to sustain gold production in 2021 as the focus on capital waste strip continues. Stockpile on hand at the end of the December quarter was 9.9Mt at an average grade of 0.83g/t compared to 10.5Mt at an average grade of 0.76g/t at the end of the
September quarter.
All-in cost decreased by 9% to US$996/oz in the December quarter from US$1,099/oz in the September quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure.
Capital expenditure decreased by 8% to US$38.2m in the December quarter from US$41.5m in the September quarter.
Dec
2020
Sept
2020
%
Variance
Ore mined
000
tonnes
2,204
2,265 (3)%
Waste (Capital)
000
tonnes
—
— —%
Waste (Operational)
000
tonnes
5,254
5,609 (6)%
Total waste mined
000
tonnes
5,254
5,609 (6)%
Total tonnes mined
000
tonnes
7,458
7,874 (5)%
Strip ratio
waste/
ore
2.4
2.5 (4)%
Grade mined g/t
1.81
1.57 15%
Gold mined 000’oz
128.0
114.6 12%
Tonnes milled
000
tonnes
1,205
1,167 3%
Yield g/t
1.89
1.65 15%
Gold produced 000’oz
73.3
61.9 19%
Gold sold 000’oz
73.3
61.9 19%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
824
710 16%
AIC US$/oz
824
732 13%
Sustaining capital
expenditure US$m
4.9
5.3 (7)%
Non-sustaining
expenditure US$m
—
1.4 (100)%
Total capital expenditure US$m
4.9
6.6 (26)%
Gold production increased by 19% to 73,300oz in the December quarter from 61,900oz in the September quarter mainly due to higher yield and mill throughput. Yield increased by 15% to 1.89g/t in the December quarter from 1.65g/t in the September quarter due to higher grades mined from Damang Pit Cutback (DPCB), as mining progressed into the main ore body. The ore mined from DPCB was predominantly within the highly mineralised lithologies after mining transitioned through the bulk of the remaining Huni Sandstone during the quarter.
Total tonnes mined decreased by 5% to 7.5Mt in the December quarter from 7.9Mt in the September quarter in line with the plan. Ore tonnes mined also decreased by 3% to 2.2Mt in the December quarter from
2.3Mt in the September quarter.
Ore tonnes mined remained higher than tonnes processed. This is in line with the mining sequence as per the Damang reinvestment project (DRP) whereby more ore tons are mined during the current stage to ensure enough ore is available for a consistent plant feed at approximately 4.5Mt per annum going forward as mining progresses deeper into the pit and physical space at the bottom of the pit becomes confined.
Gold mined increased by 12% to 128.0koz in the December quarter from 114.6koz in the September quarter due to higher grade mined in the exposed ore areas.
Mined grade increased by 15% to 1.81g/t in the December quarter from
1.57g/t in the September quarter due to mining in the main orebody at
DPCB.
The December quarter gold mined of 128koz is on the back of 2.2Mt mined at a grade of 1.81g/t. Given the plant capacity constraint and timing of mining, only 1.2Mt was fed to the plant. Medium and lower grades of ore were stockpiled while prioritising the highest grade ore through the plant.
All-in cost increased by 13% to US$824/oz in the December quarter from US$732/oz in the September quarter mainly due to higher cost of sales before amortisation and depreciation resulting from a lower gold in process credit of US$21m in the December quarter compared to
US$41m in the September quarter. This increase was partially offset by higher gold sold and lower capital expenditure.
Sustaining capital expenditure decreased by 7% to US$4.9m in the
December quarter from US$5.3m in the September quarter due to timing of expenditure. Non-sustaining capital expenditure decreased by
100% to nil in the December quarter from US$1.4m in the September quarter due to timing of expenditure as the Far East Tailings Storage
Facility (FETSF) was completed ahead of schedule.
Asanko (Equity accounted Joint Venture)
Dec
2020
Sept
2020
%
Variance
Ore mined
000
tonnes
1,964
958 105%
Waste (Capital)
000
tonnes
1,175
3,161 (63)%
Waste (Operational)
000
tonnes
10,597
8,160 30%
Total waste mined
000
tonnes
11,772
11,321 4%
Total tonnes mined
000
tonnes
13,736
12,279 12%
Strip ratio
waste/
ore
6.0
11.8 (49)%
Grade mined g/t
1.42
1.35 5%
Gold mined 000’oz
89.4
41.6 115%
Tonnes milled
000
tonnes
1,438
1,467 (2)%
Yield g/t
1.42
1.04 37%
Gold produced 000’oz
65.6
49.0 34%
Gold sold 000’oz
60.7
53.9 12%
AISC – revised
interpretation guidance
(WGC November 2018) US$/oz
1,174
1,488 (21)%
AIC US$/oz
1,418
1,760 (19)%
Sustaining capital
expenditure US$m
9.7
7.0 40%
Non-sustaining
expenditure US$m
12.5
12.1 4%
Total capital expenditure US$m
22.2
19.1 17%
All figures in table on a 100% basis.
Gold production increased by 34% to 65,600oz (100% basis) in the
December quarter from 49,000oz (100% basis) in the September quarter mainly due to higher yield. Yield increased by 37% to 1.42g/t in the December quarter from 1.04g/t in the September quarter.
Total tonnes mined increased by 12% to 13.7Mt in the December quarter from 12.3Mt in the September quarter on the back of improved contractor equipment performance. Ore tonnes mined increased by
105% to 2Mt in the December quarter from 1Mt in the September quarter as more ore was exposed and mined from Esaase main and
Akwasiso pits.
Waste tonnes mined increased by 4% to 11.8Mt in the December quarter from 11.3Mt in the September quarter. This was in line with sustained waste stripping for exposure of ore source.

Gold Fields Results
2020

All-in cost decreased by 19% to US$1,418/oz in the December quarter from US$1,760/oz in the September quarter due to higher ounces sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.
Sustaining capital expenditure increased by 40% to US$9.7m in the
December quarter from US$7.0m in the September quarter mainly due to timing of expenditure on the TSF raise. Non-sustaining capital expenditure increased by 4% to US$12.5m in the December quarter from US$12.1m in the September quarter due to timing of expenditure on the Tetrem re-allocation project (Tetrem RAP).
South America region
Peru
Cerro Corona
A waste recovery plan commenced in the December quarter, which included the development of the 5th mining front by increasing the mining fleet (1 excavator and 8 trucks). However, irrespective of the fact that total tonnes mined increased by 22% to 5.3Mt in the December quarter from 4.3Mt in the September quarter, it was not possible to achieve the recovery plan due to the COVID-19 2nd wave and the abnormally high impact of the rainy season. The objective of the waste recovery plan is to mitigate part of the COVID-19 impacts during 2020 and recover part of the 9Mt delayed tonnes. The recovery will take place over the next 3 years, at a rate of 3Mtn per year of accelerated stripping and low grade stockpile build-up

Gold yield decreased by 13% to 0.48g/t in the December quarter from
0.56g/t in the September quarter although gold grade mined was higher by 11%. The decrease was mainly due to a decrease in gold recovery of
12% due to the high arsenic content and the processing of about 0.4Mt of low grade stockpiles The copper yield increased by 3% to 0.37% in the December quarter from 0.36% in the September quarter on the back of an increase in copper head grade processed at a similar recovery.

All-in cost per gold ounce increased by 40% to US$834/oz in the
December quarter from US$594/oz in the September quarter driven by higher operating expenses due to higher tonnes mined, negative impact of inventory, drawdown of low grade ore and higher capital expenditure driven by accelerated construction of waste storage facilities and infrastructure relocation as part of the 2030 LoM plan, partially offset by higher gold ounces sold. All-in cost per equivalent ounce increased by
21% to US$1,392 per equivalent ounce in the December quarter from
US$1,146 per equivalent ounce in the September quarter due to the same reasons above.

Chile
Salares Norte
Gold Fields spent US$65m at Salares Norte during Q4 2020 comprising
US$55m in capital expenditure, US$8m on exploration and US$2m investment in working capital. Construction progressed 6.8% during the quarter vs. plan of 5.0%, while total project progress was also ahead of plan at 7.6% (plan: 6.3%). Detailed engineering progressed
11.9% during the quarter against plan of 7.0%, contributing to project engineering being 97.2% complete at 31 December (plan: 90.0%).

Camp Phase II construction remained three months ahead of schedule throughout the course of Q4 and an additional dormitory was built to accommodate COVID-19 distancing protocols. Diversion channel earthworks and precast installation were completed during the quarter, while the mine pioneering works and equipment mobilisation progressed as planned and positioned the team to begin pre stripping activities in
January 2021. Mass earthworks construction began in earnest during
Q4 2020 with the contractor focusing their efforts on the plant and truck shop areas.

During Q4 2020, Gold Fields spent US$8.4m on district exploration and drilled a total of 2,815 metres.
Gold equivalent gold production decreased by 5% to 47,900oz in the
December quarter from 50,500oz in the September quarter due to lower tonnes processed and lower gold recovery as a result of higher arsenic content.
Dec
2020
Sept
2020
%
Variance
Ore mined
000
tonnes
1,343
1,700
(21)%
Waste mined
000
tonnes
3,975
2,645
50%
Total tonnes mined
000
tonnes
5,319
4,345
22%
Grade mined – gold
g/t
0.96
0.87
11%
Grade mined – copper
per cent
0.47
0.40
17%
Gold mined
000’oz
41.5
47.5
(13)%
Copper mined
000
tonnes
6,265
6,799
(8)%
Tonnes milled
000
tonnes
1,680
1,751
(4)%
Gold recovery
per cent
59.1
67.1
(12)%
Copper recovery
per cent
87.2
87.2
—%
Yield – Gold
g/t
0.48
0.56
(13)%
– Copper
per cent
0.37
0.36
3%
– Combined
eq g/t
0.89
0.90
(1)%
Gold produced
000’oz
25.0
30.1
(17)%
Copper produced
tonnes
5,895
5,973
(1)%
Total equivalent gold
produced
000’
eq oz
47.9
50.5
(5)%
Total equivalent gold sold
000’
eq oz
51.9
40.6
28%
AISC – revised
interpretation guidance
(WGC November 2018)
US$/oz
513
271
90%
AISC
US$/
eq oz
1,220
953
28%
AIC
US$/oz
834
594
40%
AIC
US$/
eq oz
1,392
1,146
21%
Sustaining capital
expenditure
US$m
9.6
5.2
85%
Non-sustaining
expenditure
US$m
8.4
7.4
13%
Total capital expenditure
US$m
18.0
12.6
43%

Gold Fields Results
2020

Australia region
St Ives
Dec
2020
Sept
2020
%
Variance
Underground
Ore mined
000
tonnes
428
467 (8)%
Waste mined
000
tonnes
167
161 4%
Total tonnes mined
000
tonnes
596
628 (5)%
Grade mined g/t
5.15
5.64 (9)%
Gold mined 000’oz
70.9
84.7 (16)%
Surface
Ore mined
000
tonnes
446
461 (3)%
Surface waste (Capital)
000
tonnes
883
11 7952%
Surface waste
(Operational)
000
tonnes
751
1,628 (54)%
Total waste mined
000
tonnes
1,634
1,639 —%
Total tonnes mined
000
tonnes
2,080
2,100 (1)%
Grade mined g/t
2.74
1.76 56%
Gold mined 000’oz
39.2
26.1 51%
Strip ratio
waste/ore
3.7
3.6 3%
Total (Underground and
Surface)
Total ore mined
000
tonnes
874
929 (6)%
Total grade mined g/t
3.92
3.71 6%
Total tonnes mined
000
tonnes
2,676
2,728 (2)%
Total gold mined 000’oz
110.1
110.8 (1)%
Tonnes milled
000
tonnes
1,180
1,122 5%
Yield – underground g/t
4.26
4.18 2%
Yield – surface g/t
1.64
1.24 32%
Yield – combined g/t
2.80
2.51 12%
Gold produced 000’oz
106.4
90.5 18%
Gold sold 000’oz
109.8
86.9 26%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,123
1,071 5%
US$/oz
816
785 4%
AIC
A$/oz
1,160
1,149 1%
US$/oz
843
839 1%
Sustaining capital
expenditure
A$m
23.7
15.0 58%
US$m
17.2
11.2 54%
Non-sustaining capital
expenditure
A$m
4.1
6.7 (39)%
US$m
3.0
4.7 (36)%
Total capital
expenditure
A$m
27.8
21.7 28%
US$m
20.2
15.8 28%
Gold production increased by 18% to 106,400oz in the December quarter from 90,500oz in the September quarter due to increased total tonnes processed and increased grade of open pit ore mined.
Grade mined from the underground mines decreased by 9% to 5.15g/t in the December quarter from 5.64g/t in the September quarter due to reduced volumes from the high-grade areas of the Hamlet North mine.
Capital waste tonnes mined in the open pits increased to 883,000t in the December quarter from 11,000t in the September quarter, with pre-
strip activities at Neptune stage 7 pit commencing during the December quarter. Operational waste tonnes decreased by 54% to 0.75Mt in the
December quarter from 1.6Mt in the September quarter with emphasis on pre-strip activities at Neptune stage 7 pit.
Surface mined grade increased by 56% to 2.74g/t in the December quarter from 1.76g/t in the September quarter with high grade ore sourced from Neptune stage 6 pit.
All-in cost increased by 1% to A$1,160/oz (US$843/oz) in the December quarter from A$1,149/oz (US$839/oz) in the September quarter due to increased capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by increased gold sold.
Capital expenditure increased by 28% to A$28m (US$20m) in the
December quarter from A$22m (US$16m) in the September quarter following the commencement of Neptune stage 7 pre-strip activities during the December quarter. Non-sustaining capital expenditure decreased by 39% to A$4m (US$3m) in the December quarter from
A$7m (US$5m) in the September quarter due to decreased near mine exploration drilling in the December quarter.
Agnew
Dec
2020
Sept
2020
%
Variance
Underground ore mined
000
tonnes
296
297 —%
Underground waste mined
000
tonnes
170
184 (7)%
Total tonnes mined
000
tonnes
466
480 (3)%
Grade mined –
underground
g/t
6.89
6.39 8%
Gold mined 000’oz
65.5
61.0 7%
Tonnes milled
000
tonnes
324
334 (3)%
Yield g/t
6.26
5.78 8%
Gold produced 000’oz
65.3
62.1 5%
Gold sold 000’oz
69.6
58.4 19%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,226
1,448 (15)%
US$/oz
893
1,039 (14)%
AIC
A$/oz
1,244
1,513 (18)%
US$/oz
907
1,085 (16)%
Sustaining capital
expenditure
A$m
13.2
16.8 (21)%
US$m
9.7
12.0 (19)%
Non-sustaining capital
expenditure
A$m
1.2
3.8 (67)%
US$m
1.0
2.7 (63)%
Total capital
expenditure
A$m
14.4
20.6 (30)%
US$m
10.7
14.7 (27)%

Gold Fields Results
2020

Granny Smith
Gruyere
%
2020
2020     Variance
000
Dec
2020
Sept
2020
%
Variance
Underground ore mined
000
tonnes
424
405 5%
Underground waste mined
000
tonnes
165
180 (9)%
Total tonnes mined
000
tonnes
589
586 1%
Grade mined –
underground
g/t
5.28
5.63 (6)%
Gold mined 000’oz
72.0
73.3 (2)%
Tonnes milled
000
tonnes
417
425 (2)%
Yield g/t
4.96
5.06 (2)%
Gold produced 000’oz
66.4
69.1 (4)%
Gold sold 000’oz
68.8
62.5 10%
AISC – revised
interpretation guidance
(WGC November 2018)
A$/oz
1,413
1,342 5%
US$/oz
1,023
965 6%
AIC
A$/oz
1,463
1,451 1%
US$/oz
1,062
1,044 2%
Sustaining capital
expenditure
A$m
18.9
18.4 3%
US$m
13.7
13.0 5%
Non-sustaining capital
expenditure
A$m
3.4
6.8 (49)%
US$m
2.7
4.9 (46)%
Total capital expenditure
A$m
22.3
25.1 (11)%
US$m
16.3
18.0 (9)%
Gold production decreased by 4% to 66,400oz in the December quarter from 69,100oz in the September quarter due to decreased grades mined and processed.
Grade mined decreased by 6% to 5.28g/t in the December quarter from
5.63g/t in the September quarter with lower grade stopes mined during the quarter, in line with the mining sequence. In addition, high grade development ore was mined in the September quarter.
All-in cost increased by 1% to A$1,463/oz (US$1,062/oz) in the
December quarter from A$1,451/oz (US$1,044/oz) in the September quarter due to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure and an increase in gold sold.
Capital expenditure decreased by 11% to A$22m (US$16m) in the
December quarter from A$25m (US$18m) in the September quarter.
Non-sustaining capital expenditure decreased by 49% to A$3m (US$3m)
in the December quarter from A$7m (US$5m) September quarter due to decreased non sustaining exploration drilling in the December quarter.

Mine physicals in table on a 100% basis.
Gold production increased by 27% to 70,800oz in the December quarter from 55,900oz in the September quarter due to increased grade of ore mined and processed, as well as increased ore processed.
Mining activity increased during the quarter, following a build-up of contractor mobile equipment on site during the September quarter with mining operations moving into Stages 2 and 3.
Ore tonnes mined increased by 22% to 2.27Mt in the December quarter from 1.86Mt in the September quarter with the bulk of ore from Stage
1 of the pit.
Capital waste mined increased by 10% to 5.66Mt in the December quarter from 5.14Mt in the September quarter with pre-strip activities at
Stages 2 and 3 of the pit continuing.
Operational waste mined decreased by 26% to 0.41Mt in the December quarter from 0.55Mt in the September quarter due to the lower strip ratio of Stage 1 of the pit.
Yield increased by 14% to 1.05g/t in the December quarter from 0.92g/t in the September quarter following the increased grade of ore mined from Stage 1 of the pit.
Tonnes processed increased by 12% to 2.11Mt in the December quarter from 1.89Mt in the September quarter with increased availability at the processing plant following an extended planned shutdown and a ball mill bearing failure in the September quarter.
All-in cost decreased by 12% to A$1,340/oz (US$971/oz) in the
December quarter from A$1,518/oz (US$1,085/oz) in the September quarter due to higher gold sold and lower capital expenditure, partially offset by higher cost of sale before amortisation and depreciation.
Capital expenditure (on a 50% basis) decreased by 6% to A$12m
(US$9m) in the December quarter from A$13m (US$9m) in the
September quarter with a reduction in costs associated with the first tailings facility lift which is now complete.
000
Ore mined
tonnes
000
Waste (Capital)
tonnes
000
Waste (Operational)
tonnes
000
Total waste mined
tonnes
000
Total tonnes mined
tonnes
Grade mined
g/t
Gold mined
000’oz
waste/
Strip ratio
ore
000
Tonnes milled
tonnes
Yield
g/t
Gold produced
000’oz
Gold sold
000’oz
AISC – revised
A$/oz
interpretation guidance
(WGC November 2018)
US$/oz
AIC
A$/oz
US$/oz
Sustaining capital
A$m
expenditure – 50% basis
US$m
Non-sustaining capital
A$m
expenditure – 50% basis
US$m
Total capital expenditure –
A$m
50% basis
US$m
2,268
1,858
22%
5,656
5,140
10%
407
548
(26)%
6,063
5,688
7%
8,331
7,546
10%
1.18
1.03
15%
86.4
61.4
41%
2.7
3.1
2,106
1,889
12%
1.05
0.92
14%
70.8
55.9
27%
69.2
56.8
22%
1,324
1,505
(12)%
960
1,076
(11)%
1,340
1,518
(12)%
971
1,085
(11)%
11.7
12.7
(8)%
8.4
8.9
(5)%
0.6
0.3
59%
0.4
0.3
57%
12.3
13.1
(6)%
8.8
9.2
(3)%

Gold Fields Results
2020

SALIENT FEATURES AND COST BENCHMARKS
United States Dollars

Figures are in millions
unless otherwise stated
Total
Mine
operations
including
equity
accounted
Joint Venture
Total
Mine
operations
excluding
equity
accounted
Joint Venture
South
African
Region
West Africa
Region
South
America
Region
Ghana
Peru
South
Deep
Asanko
Total     Tarkwa
Damang
45%
#
Cerro
Corona
Operating results
Dec 2020
10,700
10,053
741
5,304
3,452
1,205
647
1,680
Ore milled/treated
(000 tonnes)
Sept 2020
Dec 2019
10,433
10,519
9,773
9,861
563
563
5,295
5,254
3,468
3,426
1,167
1,171
660
657
1,751
1,722
Dec 2020
1.8
1.8
2.6
1.3
1.1
1.9
1.4
0.9
Yield (grams per tonne)
Sept 2020
1.7
1.8
3.6
1.2
1.1
1.6
1.0
0.9
Dec 2019
1.8
1.8
3.8
1.2
1.1
1.2
1.4
1.3
Dec 2020
613.0
583.4
61.5
230.1
127.2
73.3
29.5
47.9
Gold produced (000 managed
equivalent ounces)
Sept 2020
Dec 2019
576.3
607.3
554.2
577.6
64.9
69.4
211.2
197.5
127.3
120.9
61.9
46.9
22.0
29.8
50.5
70.8
Dec 2020
625.7
598.4
63.2
227.9
127.2
73.3
27.3
51.9
Gold sold (000 managed equivalent
ounces)
Sept 2020
Dec 2019
556.1
610.9
531.9
581.2
65.9
73.5
213.5
197.5
127.3
120.9
61.9
46.9
24.3
29.7
40.6
74.8
Dec 2020
(405.8)
(384.3)
(67.0)
(118.6)
(57.2)
(40.0)
(21.4)
(47.6)
Cost of sales before amortisation and
depreciation (million)
Sept 2020
Dec 2019
(368.4)
(402.2)
(337.7)
(377.9)
(58.6)
(60.7)
(137.0)
(148.2)
(77.6)
(75.6)
(28.6)
(48.4)
(30.7)
(24.2)
(28.1)
(42.1)
Cost of sales before gold inventory
Dec 2020
40
40
91
29
19
50
43
26
change and amortisation and
depreciation (dollar per tonne)
Sept 2020
Dec 2019
41
39
41
39
102
107
32
27
21
21
59
39
42
38
20
27
Dec 2020
(128.2)
(123.8)
(22.1)
(47.4)
(38.2)
(4.9)
(4.4)
&
(9.6)
Sustaining capital (million)
Sept 2020
(107.9)
(104.8)
(7.7)
(49.9)
(41.5)
(5.3)
(3.1)
&
(5.2)
Dec 2019
(88.8)
(86.7)
(7.6)
(32.1)
(30.1)
0.1
(2.1)
(16.6)
Dec 2020
(24.3)
(18.7)
(3.2)
(5.6)
—
—
(5.6)
(8.4)
Non-sustaining capital (million)
Sept 2020
(28.1)
(22.7)
(1.3)
(6.8)
—
(1.4)
(5.4)
(7.4)
Dec 2019
(42.5)
(39.9)
—
(10.3)
—
(7.7)
(2.6)
(7.6)
Dec 2020
(152.5)
(142.5)
(25.3)
(53.0)
(38.2)
(4.9)
(10.0)
(18.0)
Total capital expenditure (million)
Sept 2020
(136.0)
(127.5)
(9.0)
(56.7)
(41.5)
(6.7)
(8.5)
(12.6)
Dec 2019
(131.3)
(126.6)
(7.6)
(42.4)
(30.1)
(7.6)
(4.7)
(24.2)
Dec 2020
964
954
1,443
962
996
824
1,174
513
All-in sustaining costs
(dollar per ounce)
Sept 2020
Dec 2019
956
854
930
847
1,055
932
1,030
1,024
1,099
989
710
1,149
1,488
969
271
412
Dec 2020
1,007
988
1,494
991
996
824
1,418
834
Total all-in cost (dollar per ounce)
Sept 2020
1,011
975
1,075
1,068
1,099
732
1,760
594
Dec 2019
932
923
932
1,082
989
1,313
1,094
628
Average exchange rates were US$1 = R15.61, US$1 = R16.91 and US$1 = R14.78 for the December 2020, September 2020 and December 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.73, A$1 = US$0.72 and A$1 = US$0.68 for the December 2020, September 2020 and December 2019 quarters, respectively.
Figures may not add as they are rounded independently.
#
Equity accounted Joint Venture.
&
Includes Gold Fields 45% share of deferred stripping of US$3.3m and US$1.5m (100% basis US$7.3m and US$3.4m) for the December 2020 and September 2020 quarters, respectively.

Gold Fields Results
2020

SALIENT FEATURES AND COST BENCHMARKS    (continued)

United States Dollars
Australian Dollars
South
African
Rand

Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
South
Africa
Region
Australia
Australia
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
Total
St Ives
Agnew
Granny
Smith
Gruyere
50%
South
Deep
Operating results
Dec 2020
2,974
1,180
324
417
1,053
2,974
1,180
324
417
1,053
741
Ore milled/treated
(000 tonnes)
Sept 2020
Dec 2019
2,825
2,980
1,122
1,145
334
338
425
471
944
1,026
2,825
2,980
1,122
1,145
334
338
425
471
944
1,026
563
563
Dec 2020
2.9
2.8
6.3
5.0
1.0
2.9
2.8
6.3
5.0
1.0
2.6
Yield (grams per tonne)
Sept 2020
2.7
2.5
5.8
5.1
0.9
2.7
2.5
5.8
5.1
0.9
3.6
Dec 2019
2.8
2.9
5.1
4.7
1.1
2.8
2.9
5.1
4.7
1.1
3.8
Dec 2020
273.4
106.4
65.3
66.4
35.4
273.4
106.4
65.3
66.4
35.4
1,914
Gold produced (000 managed equivalent
ounces)
Sept 2020
Dec 2019
249.6
269.6
90.5
107.8
62.1
55.7
69.1
71.1
28.0
35.0
249.6
269.6
90.5
107.8
62.1
55.7
69.1
71.1
28.0
35.0
2,019
2,159
Dec 2020
282.8
109.8
69.6
68.8
34.6
282.8
109.8
69.6
68.8
34.6
1,965
Gold sold (000 managed equivalent
ounces)
Sept 2020
Dec 2019
236.2
265.2
86.9
101.9
58.4
58.4
62.5
71.1
28.4
33.7
236.2
265.2
86.9
101.9
58.4
58.4
62.5
71.1
28.4
33.7
2,049
2,286
Dec 2020
(172.6)
(62.3)
(43.2)
(47.3)
(19.9)
(237.6)
(85.6)
(59.3)
(65.3)
(27.3)
(1,055.4)
Cost of sales before amortisation and
depreciation (million)
Sept 2020
Dec 2019
(144.7)
(151.2)
(48.2)
(53.1)
(40.5)
(44.2)
(38.7)
(40.2)
(17.3)
(13.7)
(199.6)
(221.0)
(65.7)
(77.9)
(56.3)
(64.6)
(53.6)
(58.8)
(23.9)
(19.7)
(990.1)
(897.3)
Cost of sales before gold inventory change
Dec 2020
55
49
123
111
18
75
67
168
152
25
1,429
and amortisation and depreciation (dollar
per tonne)
Sept 2020
Dec 2019
59
55
60
54
115
124
101
83
19
19
83
80
85
79
159
182
141
122
27
27
1,726
1,581
Dec 2020
(49.1)
(17.2)
(9.7)
(13.7)
(8.4)
(67.6)
(23.7)
(13.2)
(18.9)
(11.7)
(357.1)
Sustaining capital (million)
Sept 2020
(45.1)
(11.2)
(12.0)
(13.0)
(8.9)
(62.9)
(15.0)
(16.8)
(18.4)
(12.7)
(130.6)
Dec 2019
(32.6)
(12.1)
(5.9)
(9.3)
(5.2)
(47.5)
(17.7)
(8.8)
(13.6)
(7.5)
(112.1)
Dec 2020
(7.1)
(3.0)
(1.0)
(2.7)
(0.4)
(9.3)
(4.1)
(1.2)
(3.4)
(0.6)
(52.3)
Non-sustaining capital (million)
Sept 2020
(12.6)
(4.7)
(2.7)
(4.9)
(0.3)
(17.7)
(6.7)
(3.8)
(6.8)
(0.3)
(22.3)
Dec 2019
(24.6)
(11.7)
(0.2)
(12.7)
—
(36.4)
(17.2)
(0.7)
(18.5)
—
—
Dec 2020
(56.2)
(20.2)
(10.7)
(16.4)
(8.8)
(76.9)
(27.8)
(14.4)
(22.3)
(12.3)
(409.4)
Total capital expenditure (million)
Sept 2020
(57.7)
(15.9)
(14.7)
(17.9)
(9.2)
(80.6)
(21.7)
(20.6)
(25.2)
(13.0)
(152.9)
Dec 2019
(57.2)
(23.8)
(6.1)
(22.0)
(5.2)
(83.9)
(34.9)
(9.5)
(32.1)
(7.5)
(112.1)
Dec 2020
903
816
893
1,023
960
1,243
1,123
1,226
1,413
1,324
734,814
All-in sustaining costs (dollar per ounce)
Sept 2020
931
785
1,039
965
1,076
1,288
1,071
1,448
1,342
1,505
572,447
Dec 2019
775
702
939
787
683
1,131
1,028
1,374
1,150
983
443,563
Dec 2020
928
843
907
1,062
971
1,276
1,160
1,244
1,463
1,340
761,455
Total all-in cost (dollar per ounce)
Sept 2020
984
839
1,085
1,044
1,085
1,363
1,149
1,513
1,451
1,518
583,344
Dec 2019
868
817
943
966
684
1,269
1,197
1,385
1,411
983
443,563
Average exchange rates were US$1 = R15.61, US$1 = R16.91 and US$1 = R14.78 for the December 2020, September 2020 and December 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.73, A$1 = US$0.72 and A$1 = US$0.68 for the December 2020, September 2020 and December 2019 quarters, respectively.
Figures may not add as they are rounded independently.

Gold Fields Results
2020

UNDERGROUND AND SURFACE
Total Mine
South
South
operations
Africa
America
including    Region
West Africa Region
Region
Australia Region
equity
Ghana
Peru
Australia
accounted
Imperial ounces with metric
Joint
South
Asanko
Cerro
Granny
Gruyere
tonnes and grade
Venture
Deep
Total     Tarkwa    Damang
45%
Corona
Total
St Ives     Agnew
Smith
50%
Tonnes mined
Dec 2020
1,452
304
—
—
—
—
—
1,148
428
296
424
—
(000 tonnes)*
– underground ore
Sept 2020
Dec 2019
1,511
1,452
341
302
—
—
—
—
—
—
—
—
—
—
1,169
1,150
467
380
297
333
405
437
—
—
Dec 2020
547
45
—
—
—
—
—
502
167
170
165
—
– underground waste
Sept 2020
550
25
—
—
—
—
—
525
161
184
180
—
Dec 2019
528
14
—
—
—
—
—
514
237
118
158
—
Dec 2020
8,933
—
6,010
2,922
2,204
884
1,343
1,580
446
—
—
1,134
– surface ore
Sept 2020
8,399
—
5,309
2,613
2,265
431
1,700
1,390
461
—
—
929
Dec 2019
9,253
—
4,966
3,351
983
633
2,273
2,014
919
—
—
1,095
Dec 2020
10,932
349
6,010
2,922
2,204
884
1,343
3,231
1,041
466
589
1,134
– total
Sept 2020
10,460
366
5,309
2,613
2,265
431
1,700
3,085
1,090
480
586
929
Dec 2019
11,233
317
4,966
3,351
983
633
2,273
3,677
1,536
451
595
1,095
Grade mined
Dec 2020
5.8
6.3
—
—
—
—
—
5.6
5.1
6.9
5.3
—
(grams per tonne)
Sept 2020
– underground ore
Dec 2019
5.9
5.3
6.4
6.5
—
—
—
—
—
—
—
—
—
—
5.8
5.0
5.6
4.3
6.4
5.7
5.6
5.2
—
—
Dec 2020
1.5
—
1.6
1.5
1.8
1.4
1.0
1.6
2.7
—
—
1.2
– surface ore
Sept 2020
1.3
—
1.5
1.4
1.6
1.4
0.9
1.3
1.8
—
—
1.0
Dec 2019
1.3
—
1.3
1.2
1.6
1.6
1.0
1.5
2.1
—
—
0.9
Dec 2020
2.0
5.5
1.6
1.5
1.8
1.4
1.0
3.3
3.9
6.9
5.3
1.2
– total
Sept 2020
2.0
5.9
1.5
1.4
1.6
1.4
0.9
3.4
3.7
6.4
5.6
1.0
Dec 2019
1.7
6.2
1.3
1.2
1.6
1.6
1.0
2.8
2.8
5.7
5.2
0.9
Gold mined
Dec 2020
269.9
61.6
—
—
—
—
—
208.4
70.9
65.5
72.0
—
(000 ounces)*
– underground ore
Sept 2020
Dec 2019
288.9
249.6
69.9
63.6
—
—
—
—
—
—
—
—
—
—
219.0
186.0
84.7
52.8
61.0
60.9
73.3
72.4
—
—
Dec 2020
436.7
—
312.8
144.6
128.0
40.2
41.5
82.4
39.2
—
—
43.2
– surface ore
Sept 2020
355.3
—
251.0
117.7
114.6
18.7
47.5
56.8
26.1
—
—
30.7
Dec 2019
381.3
—
213.4
130.5
49.7
33.2
72.6
95.3
62.8
—
—
32.5
Dec 2020
706.6
61.6
312.8
144.6
128.0
40.2
41.5
290.8
110.1
65.5
72.0
43.2
– total
Sept 2020
644.2
69.9
251.0
117.7
114.6
18.7
47.5
275.8
110.8
61.0
73.3
30.7
Dec 2019
630.9
63.6
213.4
130.5
49.7
33.2
72.6
281.3
115.6
60.9
72.4
32.5
Ore milled/treated
Dec 2020
1,588
324
—
—
—
—
—
1,264
523
324
417
—
(000 tonnes)
Sept 2020
– underground ore
Dec 2019
1,571
1,545
329
342
—
—
—
—
—
—
—
—
—
—
1,242
1,203
483
393
334
338
425
471
—
—
Dec 2020
37
37
—
—
—
—
—
—
—
—
—
—
– underground waste
Sept 2020
6
6
—
—
—
—
—
—
—
—
—
—
Dec 2019
2
2
—
—
—
—
—
—
—
—
—
—
Dec 2020
9,074
380
5,304
3,452
1,205
647
1,680
1,710
657
—
—
1,053
– surface ore
Sept 2020
8,856
228
5,295
3,468
1,167
660
1,751
1,583
639
—
—
944
Dec 2019
8,972
219
5,254
3,426
1,171
657
1,722
1,777
752
1,026
Dec 2020
10,700
741
5,304
3,452
1,205
647
1,680
2,974
1,180
324
417
1,053
– total
Sept 2020
10,433
563
5,295
3,468
1,167
660
1,751
2,825
1,122
334
425
944
Dec 2019
10,519
563
5,254
3,426
1,171
657
1,722
2,980
1,145
338
471
1,026
Yield
Dec 2020
5.2
5.8
—
—
—
—
—
5.0
4.3
6.3
5.0
—
(Grams per tonne)
Sept 2020
– underground ore
Dec 2019
5.2
5.0
6.1
6.2
—
—
—
—
—
—
—
—
—
—
4.9
4.6
4.2
4.1
5.8
5.1
5.1
4.7
—
—
Dec 2020
1.2
0.1
1.3
1.1
1.9
1.4
0.9
1.3
1.6
—
—
1.0
– surface ore
Sept 2020
1.1
0.1
1.2
1.1
1.6
1.0
0.9
1.1
1.2
—
—
0.9
Dec 2019
1.2
0.1
1.2
1.1
1.2
1.4
1.3
1.6
2.3
—
—
1.1
Dec 2020
1.8
2.6
1.3
1.1
1.9
1.4
0.9
2.9
2.8
6.3
5.0
1.0
– combined
Sept 2020
1.7
3.6
1.2
1.1
1.6
1.0
0.9
2.7
2.5
5.8
5.1
0.9
Dec 2019
1.8
3.8
1.2
1.1
1.2
1.4
1.3
2.8
2.9
5.1
4.7
1.1
Gold produced
Dec 2020
263.3
60.0
—
—
—
—
—
203.3
71.6
65.3
66.4
—
(000 ounces)*
– underground ore
Sept 2020
Dec 2019
260.4
247.3
64.3
68.7
—
—
—
—
—
—
—
—
—
—
196.1
178.6
64.9
51.8
62.1
55.7
69.1
71.1
—
—
Dec 2020
349.7
1.6
230.1
127.2
73.3
29.5
47.9
70.1
34.7
—
—
35.4
– surface ore
Sept 2020
315.9
0.6
211.2
127.3
61.9
22.0
50.5
53.5
25.5
—
—
28.0
Dec 2019
360.0
0.7
197.5
120.9
46.9
29.8
70.8
91.1
56.1
—
—
35.0
Dec 2020
613.0
61.5
230.1
127.2
73.3
29.5
47.9
273.4
106.4
65.3
66.4
35.4
– total
Sept 2020
576.3
64.9
211.2
127.3
61.9
22.0
50.5
249.6
90.5
62.1
69.1
28.0
Dec 2019
607.3
69.4
197.5
120.9
46.9
29.8
70.8
269.6
107.8
55.7
71.1
35.0
Cost of sales before
Dec 2020
115
166
—
—
—
—
—
101
79
123
111
—
gold inventory change
Sept 2020
and amortisation and
depreciation (dollar per
tonne) – underground
Dec 2019
114

113
168

174
—

—
—

—
—

—
—

—
—

—
100

96
88

86
115

124
101

83
—

—
Dec 2020
27
19
30
19
50
43
26
21
25
—
—
18
– surface
Sept 2020
28
6
32
21
59
42
20
28
39
—
—
19
Dec 2019
26
2
27
21
39
38
27
27
38
—
—
19
Dec 2020
40
91
30
19
50
43
26
55
49
123
111
18
– total
Sept 2020
41
102
32
21
59
42
20
59
60
115
101
19
Dec 2019
39
107
27
21
39
38
27
55
54
124
83
19
* Excludes surface material at South Deep.

Gold Fields Results
2020

CERTAIN FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section
21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•   changes in the market price of gold, and to a lesser extent copper and silver;
•   material changes in the value of Rand and non-U.S. dollar currencies;
•   difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
•   the ability of the Group to comply with requirements that it provide benefits to affected communities;
•   the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
•   court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
•   the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
•   the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
•   the success of the Group’s business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
•   changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates;
•   supply chain shortages and increases in the prices of production imports;
•   changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
•   the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
•   loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged
Persons in management positions;
•   power cost increases as well as power stoppages, fluctuations and usage constraints;
•   regulation of greenhouse gas emissions and climate change;
•   high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
•   the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
•   the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
•   the occurrence of future acid mine drainage related pollution;
•   geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
•   economic, political or social instability in the countries where Gold Fields operates;
•   downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing;
•   reliance on outside contractors to conduct some of its operations;
•   ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
•   the inability to modernise operations and remain competitive within the mining industry;
•   the effects of regional re-watering at South Deep;
•   the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
•   actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts;
•   the occurrence of labour disruptions and industrial actions;
•   the adequacy of the Group’s insurance coverage;
•   financial flexibility could be limited by South African exchange control regulations;
•   difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
•   the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
•   the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
•   the identification of a material weakness in disclosure and internal controls over financial reporting;
•   difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
•   liquidity risks in trading ordinary shares on JSE Limited;
•   Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and
•   shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.
Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields Results
2020

INDEPENDENT AUDITOR’S REVIEW REPORT ON
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
To the shareholders of Gold Fields Limited
We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 22 to 32 of the preliminary report, which comprise the condensed consolidated statement of financial position as at 31 December 2020 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes.
Directors’ responsibility for the condensed consolidated financial statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the ‘Basis of preparation’ note to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on
Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity.
ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields
Limited for the year ended 31 December 2020 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited
Listings Requirements for preliminary reports, as set out in the ‘Basis of preparation’ note to the financial statements, and the requirements of the
Companies Act of South Africa.
Other matter
Unless stated otherwise, we have not reviewed future financial performance and expectations, including guidance provided, adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated financial statements and accordingly do not express a conclusion thereon as part of this review.
PricewaterhouseCoopers Inc.
Director:  PC Hough
Registered Auditor
Waterfall City
18 February 2021

Gold Fields Results
2020

ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: anré.weststrate@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000
Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0371 664 0300
If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider.
Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to
Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk
Website
www.goldfields.com
Listings
JSE / NYSE / GFI
CA Carolus
†
(Chair) RP Menell
†
(Deputy Chair) NJ Holland*
•
(Chief Executive Officer) PA Schmidt
•
(Chief Financial Officer) A Andani
#†
PJ Bacchus*
†
TP Goodlace
†
C Letton
^†
P Mahanyele-Dabengwa
•
SP Reid
^†
YGH Suleman
†
^
Australian * British
#
Ghanaian
†
Independent Director
•
Non-independent Director

www.goldfields.com